UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2024

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

*Values expressed in thousands, except when indicated

Performance Report

We present the Management Report to the Individual and Consolidated Interim Financial Statements of Banco Santander (Brasil) S.A. (Banco Santander or Bank) for the semester ended June 30, 2024, prepared in accordance with accounting practices adopted in Brazil, established by Corporation Law, in conjunction with the rules of the National Monetary Council (CMN), the Central Bank of Brazil (Bacen) and the document model provided for in the Accounting Plan of Institutions of the National Financial System (Cosif) and the Securities and Exchange Commission (CVM), which do not conflict with the rules issued by Bacen.

The Consolidated Interim Financial Statements prepared based on the international accounting standard issued by the International Accounting Standards Board (IASB) for the semester ended June 30, 2024 will be published on July 31, 2024 the website www.santander.com.br/ri.

Economic performance was highlighted by the following themes:

In the international environment

❖	Permanence of uncertainty regarding the beginning and pace of implementation in the USA and the Euro Zone, respectively, of monetary easing cycles in advanced economies.

❖	Electoral processes in relevant emerging countries caused an increase in risk aversion associated with these economies.

In the domestic environment

❖	Advances in regulating the tax reform approved at the end of 2023, accompanied by a worsening in the perception regarding the evolution of Brazilian public debt, despite the continued robust performance of tax collection in the period.

After the assembly of a parliamentary working group, two bills aimed at regulating aspects of the tax reform approved at the end of 2023 should go to vote during the third quarter of 2024. As seen in the first months of the year, tax collection continued to record robust performance in the second quarter of 2024, still influenced by specific measures implemented previously and which are not expected to be recurring in the future. In contrast to the favorable dynamics of revenue, public spending also demonstrated a strong pace of growth, but in a more structural way than the evolution of revenues. This combination caused a worsening in the markets' perception regarding the trajectory of Brazilian public debt over the next few years, which ended up generating a revaluation in the prices of domestic assets.

After fluctuations between R$4.83 /US$ and R$5.05 /US$ in the first quarter of 2024, the exchange rate of the Brazilian currency against the US dollar fluctuated between R$5.00 /US$ and R$5.60 / US$ in the second quarter and ended the period quoted at R$5.59/US$, higher than the R$5.01/US$ quoted at the end of 1Q24. In Banco Santander's view, in addition to the worsening perception regarding Brazilian fiscal dynamics, the devaluation of the real was also due to the maintenance of uncertainty regarding the processes of monetary easing in advanced economies, in addition to the increase in risk aversion among international investors in relation to emerging economies.

Banco Santander assesses that the prospect of maintaining the Selic rate at 10.50% p.a. for a prolonged period, the maintenance of a very solid performance in foreign trade and the signs that the interest rate cut cycle in the US is expected to occur in 2024 could help to reverse part of the devaluation recorded by the real in 2Q24. For these reasons, we project that the exchange rate will end 2024 at around the level of R$5.30/US$.

❖	Positive perspectives surprises with the pace of economic activity in 1Q24 derived from resilience in the labor market and fiscal impulses.

As estimated by Banco Santander, GDP in 1Q24 once again recorded strong growth after remaining practically stable in the second half of 2023. In Banco Santander's opinion, the performance was mainly caused by the resilience of the labor market and the payment of a significant amount of court orders by the federal government (approximately R$93 billion), which was carried out between 2023 and 2024. Initially, this result ended up reinforcing the wave of upward revisions in the projection for GDP growth in 2024. At the end of the 1Q24, the median of economic agents' projections regarding the performance of the Brazilian economy indicated Brazilian GDP growth of 1.9% in 2024. At the end of 2Q24, the median of projections rose to 2.1%. Banco Santander also revised its projection from 1.8% to 2.0% in 2024 and could have raised it to a level higher than this, if it were not for the occurrence of floods in the state of Rio do Grande do Sul, which are expected to have a negative impact on 0.3% of GDP this year.

Individual and Consolidated Financial Statements | June 30, 2024, |3

*Values expressed in thousands, except when indicated

❖	Deterioration in inflation expectations leads to the interruption of the cycle of interest cuts that began in August 2023

Although the interannual variation of the IPCA remained at a level below the ceiling of the tolerance margin stipulated by the inflation targeting system, the underlying inflation measures continued to indicate difficulty in converging to the 3.0% target over the relevant time horizon for the monetary policy. Together with the worsening perception of the dynamics of public spending in the months ahead and uncertainties in the international scenario, these factors ended up causing inflationary expectations for the coming years to worsen. At the end of 1Q24, inflation expectations for the years 2024 and 2025 were, respectively, 3.75% and 3.51%. At the end of 2Q24, expectations for the same periods reached levels of 4.00% and 3.87%, respectively. As a result, the Central Bank opted to interrupt the cycle of interest cuts that began in mid-2023 and, in addition, signaled that it will be necessary to maintain this level of the Selic rate for a prolonged period of time so that the interannual variation of the IPCA converges to the target of 3.0%. Although Banco Santander assesses that inflationary dynamics should improve over the next few months, the institution understands that it will be difficult to achieve a substantial improvement in inflationary expectations in light of so many uncertainties present in the domestic and international spheres – a key factor in resuming the reduction process interest rates in Brazil. For this reason, the bank projects that the Selic rate will remain at the level of 10.50% p.a. until the end of 2024.

We consolidated our strategy with a good performance this semester. We highlight the good performance in volumes, based on liabilities, the expansion of our funding plan, in addition to the gradual resumption of business dynamics, which drives portfolio growth, benefiting the margin with a positive outlook for the year. We also observed more favorable performance in commissions, reinforcing the diversification of our portfolio. We maintained the good quality of our credit portfolio, which reinforces a positive trajectory for 2024, with controlled default rates. In the efficiency dimension, we will further consolidate our productivity culture. With this, we are building a solid, long-lasting portfolio with the capacity to generate sustainable results.

Managerial Income Statement1

(R$ million)	2Q24	1Q24	2Q24 x 1Q24	1H24	1H23	1H24 x 1H23
Net Interest Income	14,751	14,790	-0.3%	29,541	26,248	12.5%
Fees	5,182	4,886	6.1%	10,068	8,744	15.1%
Total Revenues	19,933	19,676	1.3%	39,608	34,992	13.2%
Allowance for Loan Losses	(5,896)	(6,043)	-2.4%	(11,939)	(12,745)	-6.3%
General Expenses	(6,314)	(6,297)	0.3%	(12,611)	(12,036)	4.8%
Others	(3,816)	(3,797)	0.5%	(7,613)	(6,317)	20.5%
Managerial Profit Before Taxes	3,907	3,539	10.4%	7,446	3,895	91.2%
Taxes and Minority Interest	(575)	(518)	10.9%	(1,092)	554	-297.1
Recurring Managerial Net Profit	3,332	3,021	10.3%	6,353	4,449	42.8%

Managerial Net Profit	3,247	2,936	10.6%	6,184	4,210	46.9%

1 The table above considers managerial reclassifications pertaining to the Income Statement.

Individual and Consolidated Financial Statements | June 30, 2024, |4

*Values expressed in thousands, except when indicated

For information regarding the Bank's strategy and classification in rating agencies, see the Results Report available at the website www.santander.com.br/ri.

The Governance structure of Banco Santander Brasil is integrated by the Executive Board and its Executive Committee made up of the Chief Executive Officers, Senior Executive Vice-Presidents and Executive Vice-Presidents, and by the Board of Directors and its Advisory Committees, they are: Audit, Risks and Compliance, Sustainability, Remuneration and Appointment and Governance.

For more information on the corporate governance practices adopted by Banco Santander Brasil and the deliberations of the Board of Directors, see the website www.santander.com.br/ri.

Internal Audit reports directly to the Board of Directors, with the Audit Committee responsible for its supervision.

Internal Audit is a permanent function independent of any other function or unit, whose mission is to provide the Board of Directors and senior management with independent assurance on the quality and effectiveness of internal control and risk management processes and systems (current or emerging) and government, thus contributing to protecting the value of the organization, its solvency and reputation. Internal Audit has a quality certificate issued by the Institute of Internal Auditors (IIA).

To fulfill its functions and coverage risks inherent to Banco Santander's activity, Internal Audit has a set of tools developed internally and which are updated when necessary. Among them, the tool that allows the evaluation of risk families to generate planning stands out, prioritizing the risk level of the auditable universe considering, among others, its inherent risks, the last audit rating, the degree of compliance with recommendations and their dimension. The work programs, which describe the audit tests to be carried out, are reviewed periodically.

The Audit Committee and the Board of Directors favorably analyzed and approved the Internal Audit work plan for the year 2024.

Banco Santander continues to strengthen its organizational culture and its obsession with evolving the client and employee experience. Protagonism and autonomy increase in favor of an environment of innovation that accelerates digital transformation and improves the offer for the most diverse segments of society.

There are 55,091 employees, considering the entire group, committed to the ambition of making Santander the main bank for each of its clients.

To this end, Santander values a diverse environment, in which each professional feels valued and builds their career with a long-term vision. Based on 5 pillars of diversity - Female Leadership; Racial Equity; Disabled people; Generational Diversity and LGBTQIA+ and the transformative force of continuous learning, each employee is the protagonist of their development journey, enriched by essential collaboration between peers and leaders, ensuring that growth opportunities are available to everyone. Santander was once again elected as one of the Best Companies to Work for in Brazil by GPTW, occupying 10th position in the national ranking of companies with more than 10,000 employees and 2nd place in the Sector Ranking of Large Banks.

Individual and Consolidated Financial Statements | June 30, 2024, |5

*Values expressed in thousands, except when indicated

Banco Santander’s purpose is to contribute to the progress of people and businesses by supporting the construction of a fairer and more sustainable Brazil.

Environmental:

❖  End of the semester with 32.9 billion in our sustainable business portfolio. We continue to support our customers in the transition to a low-carbon economy.

❖  Advances in measuring financed CO² emissions from the agricultural sector, an important step towards granting credit focused on transition actions and represent the baseline for the sector's NZBA (Net Zero Banking Alliance) goals.

❖  Launch of Net Zero targets for the automotive sector: car manufacturing (wholesale segment) and credit for vehicle financing in Europe.

Promoting sustainable businesses with a commitment to being Net Zero by 2050

Social:

❖ Support for the population of Rio Grande do Sul due to the floods that occurred, through the launch of the Humanitarian Aid Fund. In total, R$7.5MM was mobilized.

❖ More than 110 thousand users benefited in the pillars of education, employability and entrepreneurship through the Open Academy study platform, at Santander Universidade.

❖ Launch of the Lead Your Career Program for black professionals, which includes actions such as assessment and training in leadership skills.

Contribution to building a more inclusive society, with access to education and financial products.

Governance:

❖  Diversity and independence of the Board of Directors: 45% female members and 55% independent members, in June 2024.

❖  Important evolution in the score of the general portfolio 2023-2024 ranking of the ISE – Business Sustainability Index, going from 16th to 12th position.

❖  Featured in Exame magazine’s “Best of ESG” awards.

Promotion of ESG in our culture, through the connection of all Banco Santander businesses.

The operating policy of Banco Santander, including its controlled companies, in contracting services not related to the audit of the Financial Statements by its independent auditors, is based on Brazilian and international auditing standards, which preserve the independence of the auditor. This rationale provides for the following: (i) the auditor should not audit his own work, (ii) the auditor should not perform managerial functions for his client, (iii) the auditor should not promote the interests of his client, and (iv ) need for approval of any services by the Bank's Audit Committee.

In compliance with CVM Instruction 162/2022, Banco Santander informs that in the semester ended June 30, 2024, no services unrelated to the independent audit of the Financial Statements of Banco Santander and controlled companies were provided by PricewaterhouseCoopers. Furthermore, the Bank confirms that PricewaterhouseCoopers has procedures, policies and controls to ensure its independence, which include the evaluation of the work provided, covering any service that is not independent auditing of the Financial Statements of Banco Santander and controlled companies greater than 5% of the total fees relating to independent audit services. Furthermore, the Bank confirms that PricewaterhouseCoopers has procedures, policies and controls to ensure its independence, which include the evaluation of the work provided, covering any service that is not independent auditing of the

Individual and Consolidated Financial Statements | June 30, 2024, |6

*Values expressed in thousands, except when indicated

Financial Statements of Banco Santander and controlled companies. This assessment is based on applicable regulations and accepted principles that preserve the auditor's independence.

Banco Santander S.A., in compliance with the provisions of Bacen Circular No. 3,068/2001, declares that it has the financial capacity and intention to hold the securities classified in the held-to-maturity category until maturity.

We would like to thank our customers, shareholders and employees for the trust and support that got us here, and that enabled the continuity of our story of evolution and transformation, on the path to building the Best Consumer Company in Brazil.

(Approved at the Board of Directors Meeting on July 23, 2024).

Individual and Consolidated Financial Statements | June 30, 2024, |7

Banco Santander (Brasil) S.A. Parent company and consolidated financial statements at June 30, 2024 and independent auditor's report

(A free translation of the original in Portuguese)

Independent auditor's report

To the Board of Directors and Stockholders

Banco Santander (Brasil) S.A.

Opinion

We have audited the accompanying parent company financial statements of Banco Santander (Brasil) S.A. ("Bank"), which comprise the balance sheet as at June 30, 2024 and the statements of income, comprehensive income, changes in stockholders' equity and cash flows for the six-month period then ended, as well as the accompanying consolidated financial statements of Banco Santander (Brasil) S.A. and its subsidiaries ("Consolidated"), which comprise the consolidated balance sheet as at June 30, 2024 and the consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for the six-month period then ended, and notes to the financial statements, including significant accounting policies and other explanatory information.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Banco Santander (Brasil) S.A. and of Banco Santander (Brasil) S.A. and its subsidiaries as at June 30, 2024, and the Bank's financial performance and cash flows, as well as the consolidated financial performance and cash flows, for the six-month period then ended, in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are described in the Auditor's Responsibilities for the Audit of the Parent Company and Consolidated Financial Statements section of our report. We are independent of the Bank and its subsidiaries in accordance with the ethical requirements established in the Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key Audit Matters

Key Audit Matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current six-month period. These matters were addressed in the context of our audit of the parent company and consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Banco Santander (Brasil) S.A.

Why it is a Key Audit Matter	How the matter was addressed in the audit

Provision for expected losses associated with credit risk (Notes 3(e) and 7)

The estimation of the allowance for expected losses associated with credit risk involves a high level of judgment by management. The establishment of the allowance for expected losses associated with credit risk involves the assessment of several assumptions and internal and external factors, including default levels and guarantees of the portfolios, renegotiation policy, and the current and prospective economic scenarios.

This judgment considers several assumptions in the determination of the allowances. The allowance for expected losses associated with credit risk is recorded in accordance with the regulatory requirements of the National Monetary Council (CMN) and the Brazilian Central Bank (BACEN), especially CMN Resolution 2,682, and is based on the analyses of outstanding receivables (overdue and not yet due), according to the internal policies that consider the establishment of credit ratings (risk classification). Likewise, it considers the expectation of realization of the loan portfolio, in addition to the minimum amount required by current legislation, based on past experience, current scenario and future expectations, specific portfolio risks, and management's assessment of risks in recording the allowance.

Accordingly, we kept this as an area of focus in our audit.

We updated our understanding and tested the internal controls that are significant in the calculation and recognition of the allowance for expected losses associated with credit risk, mainly including the following processes: (i) approval of the credit policy; (ii) credit analysis; (iii) credit granting and renegotiated transactions; (iv) attribution of rating considering the risk of the recoverable value of transactions; (v) processing and recording of provisions; (vi) reconciliation of accounting balances with the analytical position; and (vii) preparation of the notes to the financial statements.

We have tested the integrity of the database used to calculate the allowance for expected losses associated with credit risk, in addition to tests to verify the application of the calculation methodology for this allowance in relation to the ratings assigned, the assumptions adopted, as well as the comparison of the account balances with the analytical reports.

We consider that the criteria and assumptions that management adopted to determine and record the allowance for expected losses associated with credit risk are consistent with the information examined in our audit.

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Banco Santander (Brasil) S.A.

Provisions for judicial and administrative proceedings (Notes 3(p) and 19)

The Bank and its subsidiaries are parties in legal and administrative tax, labor and civil proceedings arising from the normal course of their business.

In general, these proceedings are terminated after a long period and involve not only discussions on merits, but also complex procedural aspects, in accordance with applicable legislation.

The decision to recognize a liability for a judicial and administrative proceedings and the measurement bases requires the exercise of judgment from Bank's management, which is periodically reassessed, including when preparing the financial statements, and considering new events. In these circumstances, we kept this as an area of focus in our audit.

We updated our understanding and we tested the relevant internal controls over the identification and recording of liabilities for judicial and administrative proceedings (tax, civil, and labor) and the disclosures in accompanying notes, including, among others, the internal controls related to the calculation model used to account for the provisions for labor and civil judicial and administrative proceedings that are carried out under the historical average loss criteria for actions that are considered as common and similar in nature.

We tested the application of the mathematical models of historical average loss calculation, when applicable, related to labor and civil judicial and administrative proceedings. We also tested the ongoing proceedings at the base date of the financial statements.

We performed confirmation procedures with the law firms responsible for the most significant judicial and administrative proceedings to confirm the assessment of the prognosis, also considering the new events that occurred during the six-month period, the completeness of the information, and the correct amount of the provisions.

We consider that the criteria and assumptions that management adopted to determine and record the provisions for judicial and administrative proceedings are consistent with the information examined in our audit.

11

Banco Santander (Brasil) S.A.

Information Technology environment (Note 28(a))

The Bank has a business environment that is highly dependent on technology, requiring a complex infrastructure to support the high volume of transactions processed daily in its several systems.

The risks inherent to Information Technology, associated with deficiencies in processes and controls that support the processing of the technology systems, considering the legacy systems and existing technology environments, could result in the incorrect processing of critical information, including those used in the preparation of the financial statements. Therefore, we kept this as an area of focus in our audit.

With the assistance of our system experts, we updated our evaluation of the design and tested the operating effectiveness of the controls related to the management of the Information Technology environment, including the compensating controls established, when applicable.

The procedures carried out involved the combination of the control tests, and, when applicable, the testing of compensating controls, as well as the testing of the key processes related to information security, the development and maintenance of systems, and the operation of computers related to the infrastructure that supports the Bank's business.

As a result of this work, we considered that the technology environment processes and controls provided a reasonable basis to determine the nature, timing and extent of our audit procedures in relation to the financial statements.

12

Banco Santander (Brasil) S.A.

Other matters

Statements of Value Added

The parent company and consolidated Statements of Value Added for the six-month period then ended June 30, 2024, prepared under the responsibility of the Bank's management and presented as supplementary information, were submitted to audit procedures performed in conjunction with the audit of the Bank's and Consolidated's financial statements. For the purposes of forming our opinion, we evaluated whether these statements are reconciled with the financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in Technical Pronouncement CPC 09 - "Statement of Value Added". In our opinion, these Statements of Value Added have been properly prepared, in all material respects, in accordance with the criteria established in the Technical Pronouncement and are consistent with the parent company and consolidated financial statements taken as a whole.

Other information accompanying the parent company and consolidated financial statements and the auditor's report

The Bank's management is responsible for the other information that comprises the Management Report.

Our opinion on the parent company and consolidated financial statements does not cover the Management Report, and we do not express any form of audit conclusion thereon.

In connection with the audit of the parent company and consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the parent company and consolidated financial statements

Management is responsible for the preparation and fair presentation of these parent company and consolidated financial statements in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the parent company and consolidated financial statements, management is responsible for assessing the ability of the Bank and its subsidiaries, as a whole, to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank and its subsidiaries, as a whole, or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing Bank's the financial reporting process.

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Banco Santander (Brasil) S.A.

Auditor's responsibilities for the audit of the parent company and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the parent company and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the parent company and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Bank and its subsidiaries.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Bank and its subsidiaries, as a whole, to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the parent company and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Bank and its subsidiaries, as a whole, to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the parent company and consolidated financial statements, including the disclosures, and whether these financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

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Banco Santander (Brasil) S.A.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats to our independence or safeguards applied.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current six-month period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, July 24, 2024

Individual and Consolidated Financial Statements | June 30, 2024, |15

*Values expressed in thousands, except when indicated

Balance Sheet

			Bank		Consolidated
	Explanatory Notes	06/30/2024	12/31/2023	06/30/2024	12/31/2023
Assets
Current and Non-Current		1,184,350,721	1,091,618,231	1,232,698,244	1,138,640,692
Availability	4	10,764,379	9,911,653	10,783,876	10,109,122
Financial Instruments		1,049,041,046	960,366,683	1,089,255,087	998,193,967
Interbank Liquidity Applications	5	181,101,505	171,248,893	121,388,577	113,860,885
Marketable securities	6.a	252,157,219	226,975,180	271,109,905	248,998,836
Derivative Financial Instruments	6.b	36,793,401	32,019,731	31,047,004	28,066,689
Credit Operations	7.a	369,935,908	354,093,609	450,798,015	427,599,259
Other Financial Assets	9	209,053,013	176,029,270	214,911,586	179,668,298
Leasing Operations		-	-	3,181,038	3,164,051
Provisions for Expected Losses Associated with Credit Risk	7.e	(32,553,769)	(31,163,480)	(36,544,505)	(35,375,068)
Other Assets	11	104,300,965	103,204,585	106,438,357	106,924,963
Tax Assets	10	52,798,100	49,298,790	59,584,391	55,623,657
Permanent		71,857,766	67,457,517	15,927,189	14,555,739
Investments		60,054,568	55,122,785	2,888,436	939,339
Interests in Affiliates and Subsidiaries	13.b	60,050,993	55,119,210	2,884,859	935,762
Other Investments		3,575	3,575	3,577	3,577
Fixed Assets in Use	14	4,800,067	5,251,777	5,222,781	5,654,848
Used Properties		2,375,115	2,385,144	2,609,147	2,617,403
Other Fixed Assets for Use		13,413,588	13,559,747	13,857,156	13,956,282
(Accumulated Depreciation)		(10,988,636)	(10,693,114)	(11,243,522)	(10,918,837)
Intangible	15	7,003,131	7,082,955	7,815,972	7,961,552
Goodwill on the Acquisition of Controlled Companies		27,220,515	27,220,515	28,273,819	28,276,124
Other Intangible Assets		14,587,928	14,016,884	15,185,978	14,619,846
(Accumulated Amortizations)		(34,805,312)	(34,154,444)	(35,643,825)	(34,934,418)
Total Assets		1,256,208,487	1,159,075,748	1,248,625,433	1,153,196,431

Management's explanatory notes are an integral part of the financial statements.

Individual and Consolidated Financial Statements | June 30, 2024, |16

*Values expressed in thousands, except when indicated

			Bank		Consolidated
	Explanatory Notes	06/30/2024	12/31/2023	06/30/2024	12/31/2023
Liabilities
Current and Non-Current		1,168,651,321	1,073,162,107	1,159,539,136	1,065,951,412
Deposits and Other Financial Instruments		1,082,588,225	994,574,532	1,054,295,893	967,725,045
Deposits	16	496,787,580	475,535,132	497,074,286	475,701,951
Open Market Funding	16	156,818,416	141,939,228	143,563,428	134,793,745
Loan Obligations	16	99,321,300	77,239,162	99,327,677	77,303,201
Obligations for Transfers from the Country - Official Institutions	16	9,136,865	12,332,678	9,136,865	12,332,678
Acceptance and Issuance Resources	16	165,301,882	167,198,665	150,973,043	149,203,270
Derivative Financial Instruments	6.b	35,529,387	30,051,184	28,421,908	25,606,801
Other Financial Liabilities	17.a	119,692,795	90,278,483	125,798,686	92,783,399
Other Liabilities	18	80,792,502	74,652,338	92,758,114	87,189,388
Provision for Tax Risks and Legal Obligations	18	2,599,601	2,326,237	2,794,628	2,521,560
Provision for Judicial and Administrative Proceedings - Labor and Civil Suits	18	6,259,216	5,734,590	6,776,663	6,188,861
Other Provisions	18	2,423,438	2,667,479	7,627,739	8,054,800
Several	18	69,510,247	63,924,032	75,559,084	70,424,167
Tax Liabilities	10.c	5,270,594	3,935,237	12,485,129	11,036,979

Net Equity	20	87,557,166	85,913,641	87,955,030	86,084,331
Capital Stock	20.a	65,000,000	55,000,000	65,000,000	55,000,000
Capital Reserves	20.c	510,985	600,931	517,729	607,676
Profit Reserves	20.c	28,078,937	34,974,116	28,119,397	34,823,270
Asset Valuation Adjustments		(5,152,574)	(3,554,623)	(4,801,914)	(3,239,832)
(-) Treasury Shares	20.d	(880,182)	(1,106,783)	(880,182)	(1,106,783)

Participation of Minority Shareholders	20.e	-	-	1,131,267	1,160,688

Total Net Equity		87,557,166	85,913,641	89,086,297	87,245,019

Total Liabilities and Stockholders' Equity		1,256,208,487	1,159,075,748	1,248,625,433	1,153,196,431

Management's explanatory notes are an integral part of the financial statements.

Individual and Consolidated Financial Statements | June 30, 2024, |17

*Values expressed in thousands, except when indicated

Income Statement

			Bank		Consolidated
	Explanatory Notes	01/01 to 06/30/2024	01/01 to 06/30/2023	01/01 to 06/30/2024	01/01 to 06/30/2023
Financial Intermediation Revenue		100,213,289	42,873,602	106,230,492	49,301,544
Credit operations		41,509,518	31,238,377	50,192,030	38,345,791
Leasing Operations		-	-	209,721	216,822
Result of Operations with Securities	6.a.V	42,687,130	12,596,128	41,651,595	8,240,351
Result with Derivative Financial Instruments		8,517,200	(7,045,444)	6,661,199	(3,604,729)
Result of Foreign Exchange Operations		3,535,023	1,777,975	3,535,023	1,777,975
Result of Compulsory Applications		3,964,418	4,306,566	3,980,924	4,325,334
Financial Intermediation Expenses		(90,462,689)	(38,481,756)	(90,373,274)	(37,843,486)
Market Capture Operations	16.c	(59,633,380)	(29,972,465)	(57,774,632)	(27,783,083)
Result of Loan and Onlending Operations		(18,568,258)	4,792,674	(18,589,998)	4,753,825
Result of Operations with Sale or Transfer of Financial Assets		(576,885)	230,911	(793,028)	699,933
Provision for Associated Expected Losses	7.e	(11,684,166)	(13,532,876)	(13,215,616)	(15,514,161)
Gross Result of Financial Intermediation		9,750,600	4,391,846	15,857,218	11,458,058

Other Operating Income (Expenses)		(5,820,491)	(3,016,127)	(9,385,129)	(8,303,727)
Service Provision Revenue	22	6,341,826	5,378,304	8,112,710	6,821,049
Income from Bank Fees	22	2,321,039	2,311,745	2,835,553	2,688,447
Personnel Expenses	23	(3,482,324)	(3,376,009)	(4,845,035)	(4,528,543)
Other Administrative Expenses	24	(7,121,340)	(6,936,207)	(6,553,413)	(6,531,914)
Tax Expenses		(1,396,237)	(1,638,839)	(2,352,081)	(2,503,873)
Result of Interests in Affiliates and Subsidiaries	13.b	3,312,498	4,472,224	89,467	81,527
Other Operating Income (Expenses)	25	(5,795,953)	(3,227,345)	(6,672,330)	(4,330,420)
Operational Result		3,930,109	1,375,719	6,472,089	3,154,331

Non-Operating Result	26	1,976,035	69,813	1,996,989	1,208,643

Result before Taxation on Profit and Participations		5,906,144	1,445,532	8,469,078	4,362,974
Income Tax and Social Contribution	10.d	1,031,548	3,503,829	(1,013,901)	913,398
Provision for Income Tax		(587,656)	(21,767)	(1,889,131)	(1,403,620)
Provision for Social Contribution Tax		(458,952)	(14,267)	(1,149,373)	(623,860)
Deferred Tax Asset		2,078,156	3,539,863	2,024,603	2,940,878
Profit Sharing		(856,170)	(766,337)	(1,192,926)	(1,014,159)
Non Controlling Interest	20.e	-	-	(78,546)	(51,922)
Net Profit		6,081,522	4,183,024	6,183,705	4,210,291

Number of Shares (Thousand)	20.a	7,498,531	7,498,531
Net Profit per Lot of Thousand Shares (in R$)		811.03	557.85

Management's explanatory notes are an integral part of the financial statements.

Individual and Consolidated Financial Statements | June 30, 2024, |18

*Values expressed in thousands, except when indicated

Statement of Comprehensive Income

		Bank		Consolidated
	01/01 to 06/30/2024	01/01 to 06/30/2023	01/01 to 06/30/2024	01/01 to 06/30/2023
Net Profit of the Period	6,081,522	4,183,024	6,183,705	4,210,291
Other Comprehensive Income that will be subsequently reclassified for profit or loss when specific conditions are met:	(1,496,371)	1,256,513	(1,460,503)	1,210,054
Financial Assets Available for Sale	(1,362,044)	813,319	(1,326,176)	766,860
Own	(2,240,937)	1,329,438	(2,388,845)	1,390,183
From Associated	(146,619)	111,228	-	-
Taxes	1,025,512	(627,347)	1,062,669	(623,323)

Financial Assets Available for Sale	(134,327)	443,194	(134,327)	443,194
Own	(256,141)	845,104	(256,141)	845,104
Taxes	121,814	(401,910)	121,814	(401,910)

Other Comprehensive Results that will not be reclassified to Net Income:	(101,579)	(422,564)	(101,579)	(422,564)
Benefits Plan	165,553	(422,564)	165,553	(422,564)
Own	305,525	(697,820)	305,525	(697,820)
Taxes	(139,972)	275,256	(139,972)	275,256

Other Asset Valuation Adjustments	(267,132)	-	(267,132)	-
Goodwill on acquisitions of subsidiaries	(274,734)	-	(274,734)	-
Othres	7,602	-	7,602	-

Comprehensive Result for the Period	4,483,572	5,016,973	4,621,623	4,997,781
Attributable to parent company			4,543,077	4,945,859
Attributable to Minority Stockholders			78,546	51,922
Total			4,621,623	4,997,781

Management’s explanatory notes are an integral part of the financial statements.

Individual and Consolidated Financial Statements | June 30, 2024, |19

*Values expressed in thousands, except when indicated

Statement of Changes in Stockholders Equity - Bank

				Profit Reserves		Asset Valuation Adjustments
	Explanatory Notes	Capital Stock	Capital Reserves	Legal Reserve	Reservation for Equalization of Dividends	Own	Affiliates and Subsidiaries	Other Asset Valuation Adjustments	Accrued Profits	(-)Treasury Shares	Total

Balances on december 31, 2022		55,000,000	436,314	5,888,573	26,364,455	(1,209,880)	(410,083)	(2,884,458)	-	(1,219,316)	81,965,605
Benefits Plan for Employees		-	-	-	-	-	-	(422,564)	-	-	(422,564)
Treasury Shares	20.d	-	-	-	-	-	-	-	-	116,281	116,281
Result with Treasury Shares		-	27,836	-	-	-	-	-	-	-	27,836
Reservations for Share - Based Payment		-	16,007	-	-	-	-	-	-	-	16,007
Equity Valuation Adjustments - Securities and Derivative Financial Instruments		-	-	-	-	1,145,285	111,228	-	-	-	1,256,513
Prescribed Dividends		-	-	-	48,197	-	-	-	-	-	48,197
Net Profit		-	-	-	-	-	-	-	4,183,024	-	4,183,024
Destinations:
Legal Reserve	20.c	-	-	209,152	-	-	-	-	(209,152)	-	-
Interest on Equity	20.b	-	-	-	-	-	-	-	(3,200,000)	-	(3,200,000)
Reserve for Dividend Equalization	20.c	-	-	-	773,872	-	-	-	(773,872)	-	-
Balances on june 30, 2023		55,000,000	480,157	6,097,725	27,186,524	(64,595)	(298,855)	(3,307,022)	-	(1,103,035)	83,990,899
Changes in the Period		-	43,843	209,152	822,069	1,145,285	111,228	(422,564)	-	116,281	2,025,294

Balances on december 31, 2023		55,000,000	600,931	6,331,785	28,642,331	245,210	(289,102)	(3,510,731)	-	(1,106,783)	85,913,641
Employee Benefit Plans		-	-	-	-	-	-	165,553	-	-	165,553
Treasury Shares	20.d	-	-	-	-	-	-	-	-	226,601	226,601
Result of Treasury Shares		-	42,081	-	-	-	-	-	-	-	42,081
Reservations for Share - Based Payment		-	(132,027)	-	-	-	-	-	-	-	(132,027)
Equity Valuation Adjustments - Securities and Derivative Financial Instruments		-	-	-	-	(1,349,752)	(146,619)	-	-	-	(1,496,371)
Equity Valuation Adjustments - Goodwill		-	-	-	-	-	-	(274,734)	-	-	(274,734)
Equity Valuation Adjustments - Others		-	-	-	-	-	-	7,601	-	-	7,601
Prescribed Dividends		-	-	-	23,299	-	-	-	-	-	23,299
Capital increase		10,000,000	-	-	(10,000,000)	-	-	-	-	-	-
Net Profit		-	-	-	-	-	-	-	6,081,522	-	6,081,522
Destinations:
Interest on Equity	20.b	-	-	-	-	-	-	-	(3,000,000)	-	(3,000,000)

Individual and Consolidated Financial Statements | June 30, 2024, |20

*Values expressed in thousands, except when indicated

Reserve for Dividend Equalization	20.c	-	-	-	3,081,522	-	-	-	(3,081,522)	-	-
Balances on june 30, 2024		65,000,000	510,985	6,331,785	21,747,152	(1,104,542)	(435,721)	(3,612,311)	-	(880,182)	87,557,166
Changes in the Period		10,000,000	(89,946)	-	(6,895,179)	(1,349,752)	(146,619)	(101,580)	-	226,601	1,643,525

Management’s explanatory notes are an integral part of the financial statements.

Individual and Consolidated Financial Statements | June 30, 2024, |21

*Values expressed in thousands, except when indicated

Statement of Changes in Stockholders Equity – Consolidated

				Profit Reserves		Asset Valuation Adjustments
	Explanatory Notes	Capital Stock	Capital Reserves	Legal Reserve	Reserve for Dividend Equalization	Own	Other Asset Valuation Adjustments	Accrued Profits	(-)Treasury Shares	Net Equity	Minority Stockholders Interest	Total Net Equity
Balances on december 31, 2022		55,000,000	444,969	5,898,768	26,126,387	(1,304,436)	(2,884,458)	-	(1,219,316)	82,061,914	1,353,319	83,415,233
Benefits Plan for Employees		-	-	-	-	-	(422,564)	-	-	(422,564)	-	(422,564)
Treasury Shares	20.d	-	-	-	-	-	-	-	116,281	116,281	-	116,281
Result of Treasury Shares		-	27,837	-	-	-	-	-	-	27,837	-	27,837
Reserves for Share-Based Payment		-	14,035	-	-	-	-	-	-	14,035	-	14,035
Equity Valuation Adjustments - Securities and Derivative Financial Instruments		-	-	-	-	1,210,054	-	-	-	1,210,054	-	1,210,054
Prescribed Dividends		-	-	-	48,196	-	-	-	-	48,196	-	48,196
Net profit		-	-	-	-	-	-	4,210,291	-	4,210,291	-	4,210,291
Destinations:
Legal Reserve	20.c	-	-	210,515	-	-	-	(210,515)	-	-	-	-
Dividends	20.b	-	-	-	-	-	-	-	-	-	-	-
Interest on Equity	20.b	-	-	-	-	-	-	(3,200,000)	-	(3,200,000)	-	(3,200,000)
Reserve for Dividend Equalization	20.c	-	-	-	570,573	-	-	(570,573)	-	-	-	-
Unrealized Profit		-	-	-	229,203	-	-	(229,203)	-	-	-	-
Result of Minority Stockholders Interest	20.e	-	-	-	-	-	-	-	-	-	51,922	51,922
Others		-	-	-	(28,596)	-	-	-	-	(28,596)	(126,044)	(154,640)
Balances on june 30, 2023		55,000,000	486,841	6,109,283	26,945,763	(94,382)	(3,307,022)	-	(1,103,035)	84,037,448	1,279,197	85,316,645
Changes in the Period		-	41,872	210,515	819,376	1,210,054	(422,564)	-	116,281	1,975,534	(74,122)	1,901,412

Management's explanatory notes are an integral part of the financial statements.

Individual and Consolidated Financial Statements | June 30, 2024, |22

*Values expressed in thousands, except when indicated

				Profit Reserves		Asset Valuation Adjustments
	Explanatory Notes	Capital Stock	Capital Reserves	Legal Reserve	Reserve for Dividend Equalization	Own	Other Asset Valuation Adjustments	Accrued Profits	(-)Treasury Shares	Net Equity	Minority Stockholders Interest	Total Net Equity
Balances on december 31, 2023		55,000,000	607,676	6,347,451	28,475,819	270,899	(3,510,731)	-	(1,106,783)	86,084,331	1,160,688	87,245,019
Employee Benefit Plans		-	-	-	-	-	165,553	-	-	165,553	-	165,553
Treasury Shares	20.d	-	-	-	-	-	-	-	226,601	226,601	-	226,601
Treasury Shares Result		-	42,081	-	-	-	-	-	-	42,081	-	42,081
Reserves for Share-Based Payment		-	(132,028)	-	-	-	-	-	-	(132,028)	-	(132,028)
Equity Valuation Adjustments - Securities and Derivative Financial Instruments		-	-	-	-	(1,460,503)	-	-	-	(1,460,503)	-	(1,460,503)
Equity Valuation Adjustments - Goodwill		-	-	-	-	-	(274,734)	-	-	(274,734)	-	(274,734)
Equity Valuation Adjustments - Others		-	-	-	-	-	7,602	-	-	7,602	-	7,602
Prescribed Dividends		-	-	-	23,301	-	-	-	-	23,301	-	23,301
Capital increase		10,000,000	-	-	(10,000,000)	-	-	-	-	-	-	-
Net profit		-	-	-	-	-	-	6,183,705	-	6,183,705	-	6,183,705
Destinations:
Interest on Equity	20.b	-	-	-	-	-	-	(3,000,000)	-	(3,000,000)	-	(3,000,000)
Reserve for Dividend Equalization	20.c	-	-	-	3,122,004	-	-	(3,122,004)	-	-	-	-
Unrealized Profit		-	-	-	150,844	-	-	(61,701)	-	89,143	-	89,143
Result of Minority Stockholders Interest	20.e	-	-	-	-	-	-	-	-	-	78,546	78,546
Others		-	-	-	(22)	-	-	-	-	(22)	(107,967)	(107,989)
Sale / Merger / Acquisition		-	-	-	-	-	-	-	-	-	(114,886)	(114,886)
Others		-	-	-	(22)	-	-	-	-	(22)	6,919	6,897
Balances on june 30, 2024		65,000,000	517,729	6,347,451	21,771,946	(1,189,604)	(3,612,310)	-	(880,182)	87,955,030	1,131,267	89,086,297
Changes in the Period		10,000,000	(89,947)	-	(6,703,873)	(1,460,503)	(101,579)	-	226,601	1,870,699	(29,421)	1,841,278

Management's explanatory notes are an integral part of the financial statements.

Individual and Consolidated Financial Statements | June 30, 2024, |23

*Values expressed in thousands, except when indicated

Statement of Cash Flows

		Bank		Consolidated
		01/01 to 06/30/2024	01/01 to 06/30/2023	01/01 to 06/30/2024	01/01 to 06/30/2023
	Explanatory
Operational Activities
Net profit		6,081,522	4,183,024	6,183,705	4,210,291
Adjustment to Net Income		(2,987,268)	35,197,517	2,278,069	40,416,856
Provision for Expected Losses Associated with Credit Risk	7,e	11,684,166	13,532,876	13,215,616	15,514,161
Provision for Judicial and Administrative Proceedings and Legal Obligations	19,c	2,014,781	(317,599)	2,232,999	(2,317,739)
Monetary Updates of Provisions for Judicial and Administrative Proceedings and Legal Obligations	19,c	276,101	259,566	290,422	275,814
Deferred Taxes		(1,965,172)	(3,910,788)	(1,797,419)	(3,152,671)
Result of Interests in Affiliates and Subsidiaries	13,b	(3,312,498)	(4,472,224)	(89,467)	(81,527)
Depreciation and Amortization	24	1,564,980	1,531,166	1,694,286	1,658,240
Constitution (Reversal) of Provision for Losses on Non-Financial Assets Held for Sale	26	2,920	(2,009)	(50,560)	(21,361)
Result of Non-Financial Assets Held for Sale	26	(81,287)	(15,578)	(23,370)	(22,516)
Result of Disposal and Acquisition of Investments	26	(1,929,980)	-	(1,929,980)	-
Judicial Deposit Update		(291,222)	(288,212)	(366,946)	(342,931)
Result in Financial Guarantees Provided		(33,695)	112,378	(33,695)	112,378
Update of Taxes to Offset		(139,225)	(255,265)	(165,226)	(280,121)
Effects of Exchange Rate Changes on Cash and Cash Equivalents		4,842	(448,188)	4,842	(448,188)
Effects of Exchange Rate Changes on Assets and Liabilities		(10,824,060)	29,443,558	(10,824,060)	29,443,558
Others		42,081	27,836	120,627	79,759
Changes in Assets and Liabilities		(10,971,415)	(45,812,797)	(19,776,670)	(42,635,828)
Reduction (increase) in Interbank Liquidity Applications		(24,313,737)	611,213	(21,728,409)	66,571
Reduction (increase) in Securities and Derivative Financial Instruments		(26,748,756)	(30,913,723)	(25,125,346)	(37,097,864)
Reduction (increase) in Credit and Leasing Operations		(26,848,372)	(12,315,648)	(35,976,694)	(15,750,814)
Reduction (increase) in Others - Provisions for Expected Losses Associated with Credit Risk		275,894	734,522	261,499	734,522
Reduction (increase) in Deposits at the Central Bank		(4,435,747)	(4,296,628)	(4,449,781)	(4,294,056)
Reduction (increase) in Other Financial Assets		(20,419,159)	37,481,551	(22,624,467)	36,014,570
Reduction (increase) in Prepaid Expenses		(349,011)	(518,148)	(397,097)	(585,507)
Reduction (increase) in Other Assets		(854,012)	(4,419,687)	1,197,142	1,141,684
Reduction (increase) in Current Tax Assets		471,828	(655,898)	571,188	(909,205)
Net Change in Other Interbank Relations and Interdependencies		(1,042,359)	(1,594,105)	(1,042,563)	(1,600,370)
Increase (Decrease) in Deposits		21,252,448	19,410,289	21,372,335	18,367,860
Increase (decrease) in Open Market Funding		14,879,188	6,324,605	8,769,683	2,788,776
Increase (Decrease) in Obligations for Loans and Onlendings		6,563,562	(5,181,342)	6,505,900	(5,193,003)
Increase (Decrease) in Other Financial Liabilities		38,362,177	(55,078,041)	41,963,153	(53,720,761)
Increase (Decrease) in Other Liabilities		11,618,699	4,389,928	10,866,861	14,927,882
Increase (Decrease) in Current Tax Liabilities		827,062	398,922	2,515,355	5,034,774
Tax Paid		(211,120)	(190,607)	(2,455,429)	(2,560,887)
Net Cash Originated (Applied) in Operating Activities		(7,877,161)	(6,432,256)	(11,314,896)	1,991,319
Investing Activities
Capital Increase in Equity in Affiliates and Subsidiaries		-	(49,200)	(5,000)	-
Acquisition of Interests		(440,667)	-	(114,020)	-
Acquisition of Other Investments		-	-	-	(10)
Acquisition of Fixed Assets		(201,558)	(560,786)	(264,348)	(624,643)
Investments in Intangible Assets		(901,708)	(1,283,562)	(975,248)	(1,364,931)
Disposal of Interests in Affiliates and Controlled Companies		70,020	-	-	135,356
Dividends and Interest on Equity Received		623,779	715,799	340,183	81,265
Disposal of Non-Financial Assets Held for Sale		390,875	159,613	451,234	223,798
Disposal of Fixed Assets		69,626	73,326	71,868	121,701

Individual and Consolidated Financial Statements | June 30, 2024, |24

*Values expressed in thousands, except when indicated

Disposals in Intangible Assets		195	278,824	62,961	314,578
Net Cash Originated (Applied) in Investment Activities		(389,438)	(665,986)	(432,370)	(1,112,886)
Financing Activities
Acquisition and Sale of Own Shares	20,d	226,601	116,281	226,601	116,281
Long-Term Bond Issuances		6,774,305	63,662,083	7,989,755	64,374,017
Long-Term Obligation Payments		(9,778,193)	(47,451,452)	(6,896,500)	(55,554,069)
Dividends and Interest on Capital Paid		(2,559,671)	(2,491,958)	(2,978,825)	(2,991,330)
Increase (decrease) in Minority Participation		-	-	(114,886)	-
Net Cash Originated (Applied) in Financing Activities		(5,336,958)	13,834,954	(1,773,855)	5,944,899
Exchange Variation on Cash and Cash Equivalents		(4,842)	448,188	(4,842)	448,188
Net Increase (Decrease) in Cash and Cash Equivalents		(13,608,399)	7,184,900	(13,525,963)	7,271,520
Cash and Cash Equivalents at the Beginning of the Period	4	90,465,192	50,767,409	90,207,701	49,938,071
Cash and Cash Equivalents at the End of the Period	4	76,856,793	57,952,146	76,681,738	57,204,537

Management’s explanatory notes are an integral part of the financial statements.

Individual and Consolidated Financial Statements | June 30, 2024, |25

*Values expressed in thousands, except when indicated

Statement of Added Value

					Bank			Consolidated
		01/01 to 06/30/2024		01/01 to 06/30/2023		01/01 to 06/30/2024		01/01 to 06/30/2023
	Explanatory Notes
Revenue from Financial Intermediation		100,213,289		42,873,602		106,230,492		49,301,544
Income from Provision of Services and Income from Bank Fees	22	8,662,865		7,690,049		10,948,263		9,509,496
Provision for Expected Losses Associated with Credit Risk	7.e	(11,684,166)		(13,532,876)		(13,215,616)		(15,514,161)
Other Income and Expenses		(3,819,918)		(3,157,532)		(4,675,341)		(3,121,777)
Financial Intermediation Expenses		(77,471,488)		(21,743,352)		(75,265,700)		(18,655,925)
Third Party Inputs		(5,187,606)		(4,963,893)		(4,478,081)		(4,422,593)
Material, Energy and Others		(147,698)		(142,207)		(155,426)		(150,102)
Third Party Services, Transport, Security and Financial System	24	(2,244,874)		(1,590,918)		(1,899,635)		(1,259,904)
Others		(2,795,034)		(3,230,768)		(2,423,020)		(3,012,587)
Gross Value Added		10,712,976		7,165,998		19,544,017		17,096,584
Retentions
Depreciation and Amortization	24	(1,564,980)		(1,531,166)		(1,694,286)		(1,658,240)
Net Value Added Produced		9,147,996		5,634,832		17,849,731		15,438,344
Added Value Received in Transfer of Result of Interests in Affiliates and Subsidiaries	13.b	3,312,498		4,472,224		89,467		81,527
Total Added Value to Distribute		12,460,494		10,107,056		17,939,198		15,519,871
Distribution of Added Value
Personnel		3,888,622	31.2%	4,142,346	41.0%	5,400,103	30.1%	5,542,702	35.7%
Compensation	23	2,083,077		2,049,322		2,812,290		2,659,121
Benefits	23	573,754		564,801		860,516		804,391
Service Time Guarantee Fund (FGTS)		192,275		186,404		285,154		210,359
Others		1,039,516		1,341,819		1,442,143		1,868,831
Taxes, fees and contributions		2,121,596	17.0%	1,340,538	13.2%	5,895,798	32.9%	5,263,875	33.9%
Federal		1,724,292		1,001,464		5,358,212		4,810,651
State		336		219		355		299
Municipal		396,968		338,855		537,231		452,925
Third Party Capital Compensation - Rentals	24	368,754	3.0%	441,148	4.4%	381,046	2.1%	451,081	2.9%
Own Capital Compensation		6,081,522	48.8%	4,183,024	41.4%	6,262,251	34.9%	4,262,213	27.5%
Interest on Equity	20.b	3,000,000		3,200,000		3,000,000		3,200,000
Reinvestment of Profits		3,081,522		983,024		3,340,797		1,114,135
Result of Minority Shareholders' Participations	20.e	-		-		(78,546)		(51,922)
Total		12,460,494	100.0%	10,107,056	100.0%	17,939,198	100.0%	15,519,871	100.1%

Management’s explanatory notes are an integral part of the financial statements.

Individual and Consolidated Financial Statements | June 30, 2024, |26

*Values expressed in thousands, except when indicated

1.	Operational Context

Banco Santander (Brasil) S.A. (Banco Santander or Banco), directly and indirectly controlled by Banco Santander, S.A., headquartered in Spain (Banco Santander Spain), is the leading institution of the Prudential Conglomerate before the Central Bank of Brazil (Bacen), constituted as a joint-stock company, with headquarters at Avenida Presidente Juscelino Kubitschek, 2041, Cj.281, Bloco A, Cond. Wtorre JK – Vila Nova Conceição – São Paulo - SP. Banco Santander operates as a multiple bank and carries out its operations through commercial, investment, credit, financing and investment, real estate credit, leasing and foreign exchange portfolios. Through controlled companies, it also operates in the payment institution, consortium management, securities brokerage, insurance brokerage, consumer financing, digital platforms, benefits management, management and recovery of non-performing credit, capitalization and private pension markets, and provision and administration of food, meal and other vouchers. Operations are conducted in the context of a group of institutions that operate integrated in the financial market. The benefits and costs corresponding to the services provided are absorbed between them and are realized in the normal course of business and under commutative conditions.

2.	Presentation of Financial Statements
a)	Presentation of Financial Statements

The individual and consolidated financial statements of Banco Santander, which include its branches abroad (Bank) and the consolidated statements (Consolidated), were prepared in accordance with the accounting practices adopted in Brazil, established by the Brazilian Corporation Law, in conjunction with the standards of the National Monetary Council (CMN), the Central Bank of Brazil (BACEN) and the document model provided for in the Accounting Plan of Institutions of the National Financial System (COSIF), of the Securities and Exchange Commission (CVM), insofar as they do not conflict with the standards issued by BACEN and highlight all relevant information specific to the financial statements, which are consistent with that used by the Administration in its management.

In preparing the individual and consolidated financial statements, equity interests, relevant balances receivable and payable, revenues and expenses arising from transactions between branches in the country, branches abroad and subsidiaries, unrealized results between these companies and highlighted the participation of minority shareholders in net equity and results. These statements include the Bank and its controlled companies, and the investment funds indicated in Note 13, where the Santander Conglomerate companies are the main beneficiaries or holders of the main obligations. The portfolios of these investment funds are classified by type of operation and are distributed in the same categories in which they were originally allocated.

The preparation of financial statements requires the adoption of estimates by Management, impacting certain assets and liabilities, disclosures about provisions and contingent liabilities and revenues and expenses in the periods shown. Since Management's judgment involves estimates relating to the probability of occurrence of future events, the actual amounts may differ from these estimates, the main ones being provision for expected losses associated with credit risk, realization of deferred tax assets, provision for legal proceedings, civil, tax and labor, pension plan and the fair value of financial assets.

The Board of Directors authorized the issuance of individual and consolidated financial statements for the semester ended June 30, 2024, at the meeting held on 23 July, 2024.

The Consolidated Interim Financial Statements prepared based on the international accounting standard issued by the International Accounting Standards Board (IASB) for the semester ended June 30, 2024, will be disclosed, on July 31, 2024, at the electronic address www.santander.com.br/ri.

b)	New standards issued with future validity.

CMN Resolution No. 4,966/2021, and updates brought by Resolution No. 5,100/2023, established the accounting concepts and criteria applicable to financial instruments, as well as for the designation and recognition of protection relationships (hedge accounting), harmonizing the COSIF accounting criteria for the requirements of the international standard IFRS 9 as of January 1, 2025. Among the main changes are the classification of financial instruments, recognition of interest in case of delay, calculation of the contractual effective rate, lowering the loss and recognition of the provision and classification of operations with credit problems.

The adoption of CMN Resolution No. 4,966/2021, Law No. 14,467/2022 and other related regulations, including the reformulation of the list of COSIF accounts, are contained in Banco Santander's Implementation Plan. The Implementation Plan for the aforementioned regulations at Banco Santander is segregated into three pillars: (i) Organization and Governance: Forums and Committees made up of different hierarchical levels dedicated to defining and monitoring implementation; (ii) Processes and Systems: Mapping impacts and implementing changes to processes and systems; and (iii) Models and Criteria: Review and update of models and criteria used in accounting estimates.

Law No. 14.467/2022 changed the tax treatment applicable to losses incurred when receiving credits arising from the activities of financial institutions and others authorized to operate by BACEN. This law will be applicable as from January 1, 2025.

Individual and Consolidated Financial Statements | June 30, 2024, |27

*Values expressed in thousands, except when indicated

The Implementation Plan schedule is in progress. The impacts on the Financial Statements will be disclosed in a timely manner after the complete definition of the regulatory framework.

CMN Resolution No. 4.975/2021, and updates brought by Resolution No. 5.101/2023, establishes compliance with the Technical Pronouncement of the Accounting Pronouncements Committee (CPC) 06 (R2) – Leases, in the recognition, measurement, presentation and disclosure of leasing operations from January 1, 2025. Banco Santander is evaluating the impacts and changes necessary to comply with this standard.

c)	Functional and Presentation Currency

The financial statements are presented in Reais, the functional currency, including Banco Santander, and its subsidiaries, and its branches abroad.

Transactions in foreign currency, upon initial recognition, are converted using the exchange rate on the date of the transaction.

Exchange rate variations on these transactions and on the conversion of assets and liabilities in foreign currency into the functional currency are recognized in the Income Statement. Exchange rate variations related to Cash Flow Hedge are recognized in Shareholders' Equity.

3.	Main Accounting Policies

a) Cash and Cash Equivalents

For the purposes of the cash flow statement, cash equivalents correspond to the balances of interbank liquidity applications with immediate convertibility, subject to an insignificant risk of change in value and with an original term equal to or less than ninety days.

b) Interbank Liquidity Applications and Remunerated Credits Linked to Bacen

They are stated at realizable and/or payable values, including income, charges and monetary or exchange variations earned and/or incurred up to the balance sheet date, calculated on a daily pro rata basis.

b.1) Repurchase agreements

Sale with Repurchase Commitment

Own fixed income securities used to back repo operations are highlighted in asset-specific accounts (linked securities) on the date of the operation, at the updated average book value, by type and maturity of the paper. The difference between the repurchase and sale values represents the operation expense.

The Bank also uses third-party guarantees to raise funds in sales operations with repurchase commitments, such funds are recorded as a financed position.

Purchase with Resale Commitment

Financing granted against fixed income securities (from third parties) are recorded in the bank position at the settlement value. The difference between the resale and purchase values represents the operation's income. Securities acquired with resale commitment are transferred to the financed position when used to back sales transactions with repurchase commitment.

Repurchase Operations Carried Out with Free Movement Agreement

For transactions with a free movement clause, at the time of the definitive sale of securities acquired with a resale commitment, the liability relating to the obligation to return the title must be valued at the market value of the title.

c) Bonds and Securities

According to Bacen Circular No. 3,068/2001, the bonds and securities portfolio is classified into the following categories:

I - Securities for trading, where securities acquired with the purpose of being actively and frequently traded are registered. They are recorded at acquisition cost plus income earned, adjusted to market value (fair value) as a contra entry to the result for the period;

II - Securities available for sale, where securities that can be traded but were not acquired with the purpose of being actively and frequently traded are registered. They are recorded at acquisition cost plus income earned, adjusted to market value (fair value) as a corresponding entry to the separate equity account. Adjustments to market value, when made, are transferred to income for the period; and

Individual and Consolidated Financial Statements | June 30, 2024, |28

*Values expressed in thousands, except when indicated

III - securities held to maturity, where securities are registered for which there is the Bank's intention and financial capacity to keep them in the portfolio until maturity. They are recorded at acquisition cost plus income earned.

Permanent losses in the realizable value of securities classified in the categories available-for-sale securities and held-to-maturity securities are recognized in the income statement for the period.

d) Derivative Financial Instruments

Derivative financial instruments are classified according to Management's intention to use them as instruments intended for hedging or not, in accordance with Bacen Circular No. 3,082/2002. Operations carried out at the request of clients, on their own account, or that do not meet hedge accounting criteria, mainly derivatives used in the management of global risk exposure, are accounted for at market value, with realized and unrealized gains and losses, recognized in profit or loss for the period.

Derivative financial instruments designated as part of a risk protection structure (hedge) can be classified as:

I - market risk hedge, where the appreciation or devaluation is recorded against the appropriate income or expense account, net of tax effects, in the result for the period; and

II - cash flow hedge, where the appreciation or depreciation of the effective portion is recorded as a contra entry to the separate equity account, net of tax effects.

Some hybrid financial instruments are composed of a derivative financial instrument and a non-derivative asset or liability. In these cases, the derivative financial instrument represents an embedded derivative. Embedded derivatives are recorded separately in relation to the contract to which they are linked.

The Bank does not have net investment hedge operations in operations abroad as defined in CMN Resolution No. 4,524/2016, since we do not hold investments abroad in functional currency other than the real.

e) Credit Portfolio and Provision for Expected Losses Associated with Credit Risk

The credit portfolio includes credit operations, leasing operations, advances on foreign exchange contracts and other credits with credit granting characteristics. It is stated at its present value, considering the agreed indexers, interest rate and charges, calculated pro rata daily until the balance sheet date. For operations overdue after 60 days, recognition in revenue will only occur upon actual receipt.

Normally, the Bank writes off loans for losses when they are more than 360 days late. In the case of long-term credit operations (over 3 years) they are written off when they are 540 days past due. The credit operation written off as a loss is recorded in a clearing account for a minimum period of 5 years and until all collection procedures have been exhausted.

Credit assignments without risk retention result in the write-off of the financial assets subject to the operation, which are then kept in a clearing account. The result of the assignment is fully recognized when it is carried out.

Credit assignments with substantial risk retention now have their results recognized over the remaining terms of the operations, and the financial assets subject to the assignment remain recorded as credit operations and the amount received as obligations for sales or transfer operations of financial assets.

Provisions for credit operations are based on analyzes of open credit operations (overdue and falling due), past experience, future expectations and specific portfolio risks and on Management's risk assessment policy when setting up provisions, as established by CMN Resolution No. 2,682/1999.

f) Non-Financial Assets Held for Sale and Other Securities and Goods

Non-financial assets held for sale include the carrying value of individual items, disposal groups, or items that are part of a business unit intended for disposal (discontinued operations), the sale of which in their current condition is highly probable and the occurrence of which is expected to occur within one year.

Other values and assets refer mainly to non-financial assets, basically composed of properties and vehicles received in settlement of financial instruments with difficult or doubtful resolution not intended for one's own use.

Individual and Consolidated Financial Statements | June 30, 2024, |29

*Values expressed in thousands, except when indicated

Non-financial assets held for sale and other valuables and assets are recorded and valued at the lower of; the net book value and the fair value net of selling expenses, on the date they are classified in this category and are not depreciated.

g) Other Operating Income

Substantially represented by revenue from services provided and banking fees, they are recognized when the Bank provides the service to customers. To recognize these revenues, the Bank applies the 5-step model in compliance with CPC 47, as determined by CMN Resolution No. 4,924/2021: I) Identify the contract(s) with a customer; II) Identify performance obligations; III) Determine the transaction price; IV) Allocate the transaction price to the performance obligations in the contract; and V) Recognize revenue when, or as, the entity satisfies a performance obligation.

h) Prepaid Expenses

Applications of resources in advance payments are accounted for, the benefits or provision of services of which will occur in subsequent years and are appropriate to profit or loss, in accordance with the terms of the respective contracts.

h.1) Commissions Paid to Banking Correspondents

According to CMN Resolution No. 4,935/2021 and Bacen Circular No. 3,693/2013, commissions paid to intermediary agents for the origination of new credit operations are limited to the maximum percentages of (i) 6% of the value of the new operation originated and (ii) 3 % of the value of the operation subject to portability.

Said commissions must be fully recognized as an expense when incurred.

i) Investments

Investments in associated and controlled companies are initially recognized at their acquisition value, and subsequently evaluated using the equity method and the results determined are recognized in the result of interests in associated and controlled companies.

j) Fixed Assets in Use

It is stated at acquisition cost, net of respective accumulated depreciation and is subject to assessment of recoverable value in annual periods.

Depreciation of fixed assets is carried out using the straight-line method, based on the following annual rates: buildings - 4%, installations, furniture, equipment for use and security and communications systems - 10%, data processing systems and vehicles - 20% and improvements to third-party properties - 10% or until the expiration of the lease contract.

k) Intangible

The goodwill on the acquisition of controlled and associated companies is amortized over up to 10 years, subject to the expectation of future results and is subject to assessment of the recoverable value in annual periods or more frequently if conditions or circumstances indicate the possibility of loss of its value.

The rights for acquisition of payrolls are accounted for by the amounts paid in the acquisition of rights to provide payment services for salaries, earnings, wages, salaries, retirements, pensions and similar, from public or private entities, and amortized in accordance with the validity of the respective contracts.

Software acquisition and development costs are amortized over a maximum period of 5 years.

l) Technical Provisions Related to Pension and Capitalization Activities

Technical provisions are constituted and calculated in accordance with the determinations and criteria established in the regulations of the National Private Insurance Council (CNSP) and the Private Insurance Superintendency (Susep).

l.1) Technical Pension Provisions

Technical provisions are mainly constituted in accordance with the criteria below:

• Mathematical Provisions for Benefits to be Granted and Granted (PMBaC and PMBC)

PMBaC is constituted from contributions collected through the financial capitalization regime. The PMBC represents the obligations assumed in the form of continued income plans, being constituted through actuarial calculations for traditional types of plans.

• Supplementary Coverage Provision (PCC)

The PCC must be created when insufficient technical provisions are observed as a result of carrying out the Liabilities Adequacy Test (TAP).

Individual and Consolidated Financial Statements | June 30, 2024, |30

*Values expressed in thousands, except when indicated

l.2) Technical Capitalization Provisions

Technical provisions are constituted in accordance with the criteria below:

• Mathematical provision for redemption results from the accumulation of applicable percentages on payments made, capitalized with the interest rate provided for in the plan and updated using the Basic Reference Rate (TR);

•       The provision for redemption of anticipated securities is constituted upon cancellation due to non-payment or request for redemption of the security, based on the value of the mathematical redemption provision constituted at the time of cancellation of the security and the provision for redemption of overdue securities is constituted after the expiration of the title;

• The provision for draws to be carried out is constituted based on a percentage of the installment paid and aims to cover the draws for which the titles will compete, but which have not yet been carried out. The provision for draws to be paid is created for titles drawn but that have not yet been paid; and

•       Provision for administrative expenses aims to reflect the present value of future expenses of capitalization bonds whose validity extends after the date of their constitution.

m) Employee Benefits Plan

Post-employment benefit plans comprise commitments made by the Bank to: (i) complement the benefits of the public pension system; and (ii) medical assistance, in the event of retirement, permanent disability or death for those eligible employees and their direct beneficiaries.

Defined Contribution Plan

Defined contribution plan is the post-employment benefit plan through which the Bank and its subsidiaries as sponsoring entities pay fixed contributions to a pension fund during the duration of the beneficiary employee's employment contract, with no legal or constructive obligation to pay additional contributions if the fund does not have sufficient assets to honor all benefits related to services provided in the current period and in previous periods.

Contributions made in this regard are recognized as personnel expenses in the income statement.

Defined Benefit Plans

Defined benefit plan is a post-employment benefit plan that is not a defined contribution plan and is presented in note 27. For this type of plan, the obligation of the sponsoring entity is to provide the benefits agreed with the employees, assuming the potential actuarial risk that the benefits will cost more than estimated.

Banco Santander applies the Technical Pronouncement of the Accounting Pronouncements Committee (CPC) 33 (R1) which establishes full recognition in a liability account when unrecognized actuarial losses (actuarial deficit) occur, as a counterpart to a separate equity account (other asset valuation adjustments).

Main Definitions

- The present value of a defined benefit obligation is the present value, without deducting any plan assets, of the expected future payments necessary to settle the obligation resulting from the employee's service in the current and past periods.

- Deficit or surplus is: (a) the present value of the defined benefit obligation; less (b) the fair value of plan assets.

- The sponsoring entity may recognize the plan's assets in the balance sheet when they meet the following characteristics: (i) the fund's assets are sufficient to fulfill all employee benefit obligations of the plan or sponsoring entity; or (ii) the assets are returned to the sponsoring entity with the intention of reimbursing it for benefits already paid to employees.

- Actuarial gains and losses are changes in the present value of the defined benefit obligation resulting from: (a) adjustments for experience (effects of differences between the actuarial assumptions adopted and what actually occurred); and (b) effects of changes in actuarial assumptions.

- Current service cost is the increase in the present value of the defined benefit obligation resulting from service provided by the employee in the current period.

Individual and Consolidated Financial Statements | June 30, 2024, |31

*Values expressed in thousands, except when indicated

- Past service cost is the change in the present value of the defined benefit obligation for services provided by employees in previous periods, resulting from a change in the plan or a reduction in the number of covered employees.

Post-employment benefits are recognized in profit or loss under other operating expenses - actuarial losses - retirement plans (Note 27) and personnel expenses (Note 23).

Defined benefit plans are registered based on an actuarial study, carried out annually by an external specialized consultancy entity and approved by Management, at the end of each year, effective for the subsequent period.

n) Share-Based Remuneration

The Bank has long-term compensation plans with conditions for acquisition. The main conditions for acquisition are: (1) service conditions, as long as the participant remains employed during the term; (2) performance conditions, the number of shares to be delivered to each participant will be determined according to the result of measuring a Bank performance parameter: comparison of the Total Shareholder Return (RTA) of the Santander Conglomerate with the RTA of the Group's main global competitors and (3) market conditions, since some parameters are conditioned on the market value of the Bank's shares. The Bank measures the fair value of the services provided by reference to the fair value of the equity instruments granted on the grant date, taking into account market conditions for each plan when estimating the fair value.

Settlement in Shares

The Bank measures the fair value of the services provided by reference to the fair value of the equity instruments granted on the grant date, taking into account market conditions for each plan when estimating the fair value. For the purpose of recognizing personnel expenses against capital reserves over the term, as services are received, the Bank considers the treatment of service conditions and recognizes the amount for services received during the term. term, based on the best assessment of the estimate for the number of equity instruments expected to be granted.

Cash Settlement

For share-based payments settled in cash (in the form of share appreciation), the Bank measures the services provided and the corresponding liability incurred at fair value. This procedure consists of capturing the appreciation of shares between the grant and settlement date. The Bank reassesses the fair value of the liability at the end of each reporting period, any changes in this amount are recognized in profit or loss for the period. In order to recognize personnel expenses against provisions in “salaries payable” throughout the validity period, reflecting how services are received, the Bank records the total liability that represents the best estimate of the amount of valuation rights of the shares that will be acquired at the end of the validity period and recognizes the value of the services received during the validity period, based on the best available estimate. Periodically, the Bank analyzes its estimate of the number of share appreciation rights that will be acquired at the end of the grace period.

Variable Remuneration Referenced to Shares

In addition to administrators, all employees in a risk management position receive at least 40% of their variable remuneration deferred over at least three years and 50% of the total variable remuneration in shares (SANB11), conditional on the participant remaining in the Group throughout the term of the plan.

The plan is subject to the application of Malus and Clawback clauses, according to which deferred installments of variable remuneration may be reduced, canceled or returned in cases of non-compliance with internal rules and exposure to excessive risks.

The fair value of the shares is calculated by the average of the final daily price of the shares in the last 15 (fifteen) trading sessions immediately preceding the first business day of the month of grant.

o) Funding, Emissions and Other Liabilities

Fundraising instruments are initially recognized at their fair value, basically considered to be the transaction price. They are subsequently measured at amortized cost with the inherent expenses recognized as a financial cost (Note 16).

Among the criteria for initial recognition of liabilities, it is worth mentioning those instruments of a compound nature, which are classified as such, given the existence of a debt instrument (liability) and an embedded equity component (derivative).

The registration of a compound instrument consists of the combination of (i) a main instrument, which is recognized as a genuine liability of the entity (debt) and (ii) a component of equity (derivative of convertibility into common shares).

Hybrid capital and debt instruments represent obligations of issuing financial institutions and must be recorded in specific liability accounts and updated according to agreed rates and adjusted for the effect of exchange rate variation, when denominated in foreign currency. All remuneration relating to these instruments, such as interest and exchange variation (difference between the functional currency and the currency in which the instrument was denominated) must be accounted for as expenses for the period, on an accrual basis.

Individual and Consolidated Financial Statements | June 30, 2024, |32

*Values expressed in thousands, except when indicated

In relation to the equity component, it is recorded at the initial moment due to its fair value, if it is different from zero.

The details pertaining to the issuance of instruments of a composite nature are described in note 16.

p) Provisions, Contingent Liabilities, Contingent Assets and Legal Obligations - Tax and Social Security

Banco Santander and its subsidiaries are party to judicial and administrative proceedings of a tax, labor and civil nature, arising in the normal course of their activities.

Provisions are reassessed at the end of each reporting period to reflect the best current estimate and may be totally or partially reversed, reduced or supplemented when there is a change in risk in relation to outflows of resources and obligations relevant to the process, including the expiration of legal deadlines, the final judgment of cases, among others.

Provisions are recognized when the risk of loss is assessed as probable and the amounts involved can be measured with sufficient certainty, based on the nature, complexity and history of the actions and the opinion of internal and external legal advisors and the best available information. For processes in which the risk of loss is possible, provisions are not constituted, and the information is disclosed in the explanatory notes (Note 19.e) and for processes in which the risk of loss is remote, no disclosure is made.

Contingent assets are not recognized in accounting, except when there are real guarantees or favorable court decisions, over which no further appeals can be made, characterizing the gain as practically certain. Contingent assets with probable success, when existing, are only disclosed in the financial statements.

In the case of final and unappealable decisions in favor of Banco Santander, the counterparty has the right, if specific legal requirements are met, to file a rescission action within a period determined by current legislation. Termination actions are considered new actions and will be evaluated for contingent liability purposes if and when they are filed.

q) Social Integration Program (PIS) and Contribution to Social Security Financing (COFINS)

PIS (0.65%) and COFINS (4.00%) are calculated on revenue from the legal entity's main activity or object. For financial institutions, the deduction of funding expenses is allowed when determining the calculation basis. PIS and COFINS expenses are recorded in tax expenses. For non-financial companies, the rates are 1.65% for PIS and 7.6% for COFINS.

r) Corporate Income Tax (IRPJ) and Social Contribution on Net Profit (CSLL)

The IRPJ charge is calculated at the rate of 15%, plus an additional 10%, applied to the profit, after making the adjustments determined by tax legislation. CSLL is calculated at the rate of 15% for financial institutions and private insurance and capitalization legal entities and 9% for other companies, levied on profit, after taking into account the adjustments determined by tax legislation. The CSLL rate, for banks of any type, is 20% in accordance with article 32 of Constitutional Amendment 103/2019.

Deferred tax credits and liabilities are basically calculated on temporary differences between accounting and tax results, tax losses, negative basis of social contribution and adjustments to the market value of securities and derivative financial instruments. The recognition of tax credits and deferred liabilities is carried out at the rates applicable to the period in which the realization of the asset and/or the settlement of the liability is estimated.

In accordance with current regulations, tax credits are recorded to the extent that their recovery is considered likely based on the generation of future taxable profits. The expectation of realizing tax credits, as demonstrated in note 10.b.2, is based on projections of future results and based on a technical study.

s) Interest on Equity

Interest on Equity is recognized as a liability from the moment it is declared or proposed, in accordance with CMN Resolution No. 4,872/20.

t) Reduction in Recoverable Value of Assets

Financial and non-financial assets are evaluated at the end of each period, with the aim of identifying evidence of devaluation in their book value. If there is any indication, the entity must estimate the recoverable value of the asset and such loss must be recognized immediately in the income statement. The recoverable value of an asset is defined as the greater of its fair value, net, selling expenses and its value in use.

Individual and Consolidated Financial Statements | June 30, 2024, |33

*Values expressed in thousands, except when indicated

u) Financial Guarantees Provided

According to CMN Resolution No. 4,512/2016, losses associated with the probability of future disbursements linked to financial guarantees provided are evaluated in accordance with recognized credit risk management models and practices and based on consistent, verifiable information and criteria. The provision must be sufficient to cover probable losses throughout the term of the guarantee provided and are evaluated periodically.

v) Recurring/Non-Recurring Results

According to BCB Resolution No. 2/2020, non-current results for the year are those that:

I - is unrelated or incidentally related to the typical activities of the institution; and

II - is not expected to occur frequently in future years.

The nature and financial effect of events considered non-recurring are shown in Note 30.h.

w) Subsequent Events

Corresponds to the event that occurred between the base date of the financial statements and the date on which the issuance of these statements was authorized and is composed of:

•	Events that give rise to adjustments: are those that highlight conditions that already existed on the base date of the financial statements; and

•	Events that do not give rise to adjustments: are those that reveal conditions that did not exist on the base date of the financial statements.

4.	Cash and Cash Equivalents
				Bank
	06/30/2024	12/31/2023	06/30/2023	12/31/2022
Availabilities	10,764,379	9,911,653	11,825,127	14,352,187
Interbank Liquidity Investments	66,092,414	80,553,539	46,127,019	36,415,222
Investments in the Open Market	54,447,893	65,766,340	35,934,996	27,344,519
Investments in Interbank Deposits	1,121,979	1,007,830	1,009,250	1,241,815
Investments in Foreign Currencies	10,522,542	13,779,369	9,182,773	7,828,888
Total	76,856,793	90,465,192	57,952,146	50,767,409

				Consolidated
	06/30/2024	12/31/2023	06/30/2023	12/31/2022
Availabilities	10,783,876	10,109,122	11,828,456	14,420,204
Interbank Liquidity Investments	65,897,862	80,098,579	45,376,081	35,517,867
Investments in the Open Market	54,447,893	65,766,340	35,934,996	27,344,519
Investments in Interbank Deposits	927,427	552,870	258,312	344,460
Investments in Foreign Currencies	10,522,542	13,779,369	9,182,773	7,828,888
Total	76,681,738	90,207,701	57,204,537	49,938,071

Information relating to June 30, 2023, and December 2022 is presented to inform the composition of the opening balances of Cash and Cash Equivalents presented in the Cash Flow Statements.

Individual and Consolidated Financial Statements | June 30, 2024, |34

*Values expressed in thousands, except when indicated

5.	Interbank Liquidity Investments
					Bank
				6/30/2024	12/31/2023
	Up to 3 Months	From 3 to 12 Months	More than 12 months	Total	Total
Investments in Open Market	103,133,673	-	-	103,133,673	91,456,976
Own Resources	3,223,365	-	-	3,223,365	11,381,408
National Treasury Bills - LTN	1,616,969	-	-	1,616,969	4,162,832
National Treasury Notes - NTN	1,459,585	-	-	1,459,585	6,443,780
Financial Treasury Bills - LFT	146,811	-	-	146,811	774,796
Financed Position	67,040,202	-	-	67,040,202	62,025,096
National Treasury Bills - LTN	20,211,713	-	-	20,211,713	20,784,154
National Treasury Notes - NTN	37,402,030	-	-	37,402,030	31,558,586
Financial Treasury Bills - LFT	9,426,459	-	-	9,426,459	9,682,356
Short Position	32,870,106	-	-	32,870,106	18,050,472
National Treasury Bills - LTN	13,661,053	-	-	13,661,053	5,429,226
National Treasury Notes - NTN	19,209,053	-	-	19,209,053	12,621,246
Investments in Interbank Deposits	18,218,782	26,210,022	23,016,486	67,445,290	66,012,548
Investments in Foreign Currency	10,522,542	-	-	10,522,542	13,779,369
Total	131,874,997	26,210,022	23,016,486	181,101,505	171,248,893

					Consolidated
				6/30/2024	12/31/2023
	Up to 3 Months	From 3 to 12 Months	More than 12 months	Total	Total
Investments in Open Market	103,229,400	-	-	103,229,400	91,886,844
Own Resources	3,319,092	-	-	3,319,092	11,381,409
National Treasury Bills - LTN	1,617,564	-	-	1,617,564	4,162,832
National Treasury Notes - NTN	1,553,583	-	-	1,553,583	6,443,780
Financial Treasury Bills - LFT	147,945	-	-	147,945	774,797
Financed Position	67,040,202	-	-	67,040,202	62,454,963
National Treasury Bills - LTN	20,211,713	-	-	20,211,713	20,784,306
National Treasury Notes - NTN	37,402,030	-	-	37,402,030	31,988,301
Financial Treasury Bills - LFT	9,426,459	-	-	9,426,459	9,682,356
Short Position	32,870,106	-	-	32,870,106	18,050,472
National Treasury Bills - LTN	13,661,053	-	-	13,661,053	5,429,226
National Treasury Notes - NTN	19,209,053	-	-	19,209,053	12,621,246
Investments in Interbank Deposits	3,210,392	1,153,361	3,272,882	7,636,635	8,194,672
Investments in Foreign Currency	10,522,542	-	-	10,522,542	13,779,369
Total	116,962,334	1,153,361	3,272,882	121,388,577	113,860,885

Individual and Consolidated Financial Statements | June 30, 2024, |35

*Values expressed in thousands, except when indicated

6.	Securities and Derivative Financial Instruments

a) Bonds and Securities

I) Portfolio Summary by Categories

					Bank					Consolidated
				06/30/2024	12/31/2023				06/30/2024	12/31/2023
		Adjustment to Market Value					Adjustment to Market Value
	Amortized Cost Value	Result	Net Equity	Book Value	Book Value	Amortized Cost Value	Result	Net Equity	Book Value	Book Value
Securities for Trading	101,529,411	(1,763,961)	-	99,765,450	77,473,966	114,603,953	(1,019,437)	-	113,584,516	88,768,509
Public titles	86,767,903	(1,275,310)	-	85,492,593	66,080,225	94,765,208	(320,251)	-	94,444,957	74,663,588
Private Securities	14,761,508	(488,651)	-	14,272,857	11,393,741	19,838,745	(699,186)	-	19,139,559	14,104,921
Securities Available for Sale	125,744,142	(72,474)	(1,253,844)	124,417,824	120,585,604	132,053,473	(72,474)	(1,930,584)	130,050,415	131,314,717
Public titles	58,006,704	-	(1,807,181)	56,199,523	56,076,980	67,712,350	-	(2,576,227)	65,136,123	65,580,863
Private Securities	67,737,438	(72,474)	553,337	68,218,301	64,508,624	64,341,123	(72,474)	645,643	64,914,292	65,733,854
Securities held until maturity	27,973,945	-	-	27,973,945	28,915,610	27,474,974	-	-	27,474,974	28,915,610
Public titles	27,464,376	-	-	27,464,376	28,915,610	27,464,376	-	-	27,464,376	28,915,610
Private Securities	509,569	-	-	509,569	-	10,598	-	-	10,598	-
Total Bonds and Securities	255,247,498	(1,836,435)	(1,253,844)	252,157,219	226,975,180	274,132,400	(1,091,911)	(1,930,584)	271,109,905	248,998,836

II) Securities for Trading

										Bank
			06/30/2024	12/31/2023	Opening by Maturity					06/30/2024
Securities for Trading	Amortized Cost Value	Adjustment to Market Value - Result	Book Value	Book Value	No Maturity	Up to 3 Months	From 3 to 12 Months	From 1 to 3 Years	More than 3 Years	Total
Public Securities	86,767,903	(1,275,310)	85,492,593	66,080,225	-	17,237,077	8,486,409	16,437,021	43,332,086	85,492,593
Financial Treasury Bills - LFT	10,544,038	779	10,544,817	3,884,114	-	851,513	1,595,327	2,042,345	6,055,632	10,544,817
National Treasury Notes - NTN	60,831,317	(1,176,786)	59,654,531	45,518,819	-	10,019,343	4,875,558	11,027,565	33,732,065	59,654,531
National Treasury Bills - LTN	14,999,638	(99,133)	14,900,505	15,998,947	-	5,979,923	2,012,480	3,364,757	3,543,345	14,900,505
Agrarian Debt Bonds - TDA	7,117	(11)	7,106	10,952	-	1,024	3,044	2,354	684	7,106
Brazilian External Debt Securities	292	68	360	359	-	-	-	-	360	360
North American External Debt Securities	385,501	(227)	385,274	667,034	-	385,274	-	-	-	385,274
Private Securities	14,761,508	(488,651)	14,272,857	11,393,741	1,318,572	10,250	21,531	57,496	12,865,008	14,272,857
Shares	1,145,267	(177,317)	967,950	816,300	967,950	-	-	-	-	967,950
Agribusiness Receivables Certificates - CRA	631,462	(8,516)	622,946	894,851	-	10,129	7,193	39,173	566,451	622,946
Real Estate Receivables Certificates - CRI	321,228	(6,667)	314,561	422,192	-	22	-	13,418	301,121	314,561
Investment Fund Shares	341,027	9,595	350,622	644,639	350,622	-	-	-	-	350,622
Agricultural Deposit Certificate - WA	5,338	1,360	6,698	158,141	-	-	6,698	-	-	6,698
Debentures	12,317,186	(307,106)	12,010,080	8,457,618	-	99	7,640	4,905	11,997,436	12,010,080
Total	101,529,411	(1,763,961)	99,765,450	77,473,966	1,318,572	17,247,327	8,507,940	16,494,517	56,197,094	99,765,450

										Consolidated
			06/30/2024	12/31/2023	By Maturity					06/30/2024
Securities for Trading	Amortized Cost Value	Adjustment to Market Value - Result	Book Value	Book Value	No Maturity	Up to 3 Months	From 3 to 12 Months	From 1 to 3 Years	More than 3 Years	Total
Government Securities	94,765,208	(320,251)	94,444,957	74,663,588	-	17,811,018	9,025,217	20,158,315	47,450,407	94,444,957
Financial Treasury Bills - LTN	15,911,419	(57,258)	15,854,161	16,265,807	-	5,979,921	2,289,841	4,041,054	3,543,345	15,854,161
National Treasury Bills - LFT	15,667,689	1,043,573	16,711,262	10,249,701	-	1,425,454	1,856,775	5,087,342	8,341,691	16,711,262
National Treasury Notes - NTN	62,793,190	(1,306,396)	61,486,794	47,469,734	-	10,019,344	4,875,558	11,027,565	35,564,327	61,486,794
Agricultural Debt Securities - TDA	7,117	(11)	7,106	10,952	-	1,025	3,043	2,354	684	7,106
Brazilian Foreign Debt Bonds	292	68	360	359	-	-	-	-	360	360
North American Foreign Debt Notes	385,501	(227)	385,274	667,035	-	385,274	-	-	-	385,274
Private Securities	19,838,745	(699,186)	19,139,559	14,104,921	3,499,944	19,320	22,875	226,149	15,371,271	19,139,559
Shares	2,965,217	(177,317)	2,787,900	1,913,255	2,787,900	-	-	-	-	2,787,900
Bank Deposit Certificates - CDB	3	-	3	838	-	-	-	3	-	3
Agribusiness Receivables Certificates - CRA	631,462	(8,516)	622,946	894,851	-	10,129	7,193	39,173	566,451	622,946
Certificates of Real Estate Receivables - CRI	321,228	(6,667)	314,561	422,192	-	22	-	13,418	301,121	314,561
Investment Fund Shares	773,359	9,595	782,954	972,573	712,044	-	-	-	70,910	782,954
Financial bills - LF	10,421	(7)	10,414	-	-	9,071	1,343	-	-	10,414
Debentures	15,131,717	(517,634)	14,614,083	9,743,071	-	98	7,641	173,555	14,432,789	14,614,083
Agricultural Deposit Certificate - WA	5,338	1,360	6,698	158,141	-	-	6,698	-	-	6,698
Total	114,603,953	(1,019,437)	113,584,516	88,768,509	3,499,944	17,830,338	9,048,092	20,384,464	62,821,678	113,584,516

* For the purposes of Financial Statements, Securities Held for Trading are presented in the Balance Sheet in full in the short term.

Individual and Consolidated Financial Statements | June 30, 2024, |36

*Values expressed in thousands, except when indicated

III) Securities Available for Sale

											Bank
				06/30/2024	12/31/2023	Opening by Maturity					06/30/2024
		Adjustment to Market Value Reflected in:
Securities Available for Sale	Amortized Cost Value	Result	Net Equity	Book Value	Book Value	No Maturity	Up to 3 Months	From 3 to 12 Months	From 1 to 3 Years	More than 3 Years	Total
Public Securities	58,006,704	-	(1,807,181)	56,199,523	56,076,980	-	573,416	6,473,493	25,728,790	23,423,824	56,199,523
Securitized Credit	11	-	(11)	-	-	-	-	-	-	-	-
Financial Treasury Bills - LFT	28,187,691	-	83,904	28,271,595	26,123,786	-	573,416	4,682,991	21,832,540	1,182,648	28,271,595
National Treasury Bills - LTN	17,790,119	-	(581,854)	17,208,265	10,469,947	-	-	-	3,896,250	13,312,015	17,208,265
National Treasury Notes - NTN	10,926,218	-	(1,275,153)	9,651,065	11,947,306	-	-	1,490,008	-	8,161,057	9,651,065
Brazilian External Debt Securities	1,102,665	-	(34,067)	1,068,598	960,125	-	-	300,494	-	768,104	1,068,598
Spanish External Debt Bonds	-	-	-	-	2,809,952	-	-	-	-	-	-
North American External Debt Securities	-	-	-	-	3,765,864	-	-	-	-	-	-
Private Securities	67,737,438	(72,474)	553,337	68,218,301	64,508,624	7,197,857	3,724,580	15,188,808	14,893,054	27,214,002	68,218,301
Shares	7,871	-	7,950	15,821	6	15,821	-	-	-	-	15,821
Rural Product Certificate - CPR	25,835,433	-	(336,447)	25,498,986	24,664,608	-	2,618,574	8,984,156	8,470,122	5,426,134	25,498,986
Agribusiness Receivables Certificates - CRA	35,119	-	(46)	35,073	131,711	-	-	22,667	12,406	-	35,073
Real Estate Receivables Certificates - CRI	1,920	-	(332)	1,588	1,762	-	-	-	-	1,588	1,588
Investment Fund Shares	7,182,036	-	-	7,182,036	1,317,920	7,182,036	-	-	-	-	7,182,036
Debentures	27,180,912	(72,474)	798,061	27,906,499	32,314,842	-	479,395	2,323,391	5,190,782	19,912,931	27,906,499
Eurobonds	3,625,808	-	97,086	3,722,894	3,265,754	-	-	3,473,866	-	249,028	3,722,894
Commercial Note	3,423,381	-	(10,967)	3,412,414	2,237,675	-	551,716	286,892	1,018,943	1,554,863	3,412,414
Promissory Notes - NP	444,958	-	(1,968)	442,990	574,346	-	74,895	97,836	200,801	69,458	442,990
Total	125,744,142	(72,474)	(1,253,844)	124,417,824	120,585,604	7,197,857	4,297,996	21,662,301	40,621,844	50,637,826	124,417,824

Individual and Consolidated Financial Statements | June 30, 2024, |37

*Values expressed in thousands, except when indicated

											Consolidated
				06/30/2024	12/31/2023	Opening by Maturity					06/30/2024
		Adjustment to Market Value Reflected in:
Securities Available for Sale	Amortized Cost Value	Result	Net Equity	Book Value	Book Value	No Maturity	Up to 3 Months	From 3 to 12 Months	From 1 to 3 Years	More than 3 Years	Total
Public Securities	67,712,350	-	(2,576,227)	65,136,123	65,580,863	-	1,322,442	7,437,891	30,859,449	25,516,341	65,136,123
Securitized Credit	11	-	(11)	-	-	-	-	-	-	-	-
Financial Treasury Bills - LFT	34,479,451	-	86,850	34,566,301	32,179,254	-	1,122,522	5,313,233	26,852,153	1,278,393	34,566,301
National Treasury Bills - LTN (1)	17,990,042	-	(581,856)	17,408,186	11,263,902	-	199,920	-	3,896,251	13,312,015	17,408,186
National Treasury Notes - NTN	14,140,182	-	(2,047,143)	12,093,039	14,601,764	-	-	1,824,165	111,045	10,157,829	12,093,039
Brazilian External Debt Securities	1,102,664	-	(34,067)	1,068,597	960,125	-	-	300,493	-	768,104	1,068,597
Spanish External Debt Bonds	-	-	-	-	2,809,952	-	-	-	-	-	-
North American External Debt Securities	-		-	-	3,765,866	-	-	-	-	-	-
Private Securities	64,341,123	(72,474)	645,643	64,914,292	65,733,854	1,142,653	3,724,581	15,188,807	15,207,778	29,650,473	64,914,292
Shares	274,576	-	98,233	372,809	6	372,809	-	-	-	-	372,809
Rural Product Certificate - CPR	25,835,433	-	(336,447)	25,498,986	24,664,608	-	2,618,574	8,984,156	8,470,122	5,426,134	25,498,986
Agribusiness Receivables Certificates - CRA	35,119	-	(46)	35,073	194,205	-	-	22,666	12,407	-	35,073
Real Estate Receivables Certificates - CRI	1,920	-	(332)	1,588	1,762	-	-	-	-	1,588	1,588
Investment Fund Shares	1,126,792	-	41	1,126,833	1,238,583	769,844	-	-	-	356,989	1,126,833
Debentures	29,258,414	(72,474)	800,043	29,985,983	33,282,680	-	479,396	2,323,391	5,190,782	21,992,414	29,985,983
Eurobonds	3,625,808	-	97,086	3,722,894	3,265,754	-	-	3,473,866	-	249,028	3,722,894
Commercial Note	3,738,092	-	(10,967)	3,727,125	2,511,691	-	551,716	286,892	1,333,655	1,554,862	3,727,125
Promissory Notes - NP	444,958	-	(1,968)	442,990	574,346	-	74,895	97,836	200,801	69,458	442,990
Bank Deposit Certificates - CDB	11	-	-	11	-	-	-	-	11	-	11
Structured Operations Certificate - COE	-	-	-	-	219	-	-	-	-	-	-
Total	132,053,473	(72,474)	(1,930,584)	130,050,415	131,314,717	1,142,653	5,047,023	22,626,698	46,067,227	55,166,814	130,050,415

Individual and Consolidated Financial Statements | June 30, 2024, |38

*Values expressed in thousands, except when indicated

IV) Securities held until maturity

							Bank
				Opening by Maturity			06/30/2024

	Amortized/Book Value Cost		Up to 3 Months	From 3 to 12 Months	From 1 to 3 Years	More than 3 Years
Securities held until maturity (1)	06/30/2024	12/31/2023					Total
Government Securities	27,464,376	28,915,610	-	25,198,499	997,123	1,268,754	27,464,376
National Treasury Bills - LTN	-	11,108,077	-	-	-	-	-
National Treasury Notes - NTN	197,781	4,274,359	-	-	-	197,781	197,781
Certificates of Salary Variation - CVS	13,241	13,402	-	-	13,241	-	13,241
Mexican External Debt Bonds	2,729,076	2,548,055	-	2,729,076	-	-	2,729,076
Spanish External Debt Bonds	17,633,920	4,925,839	-	17,633,920	-	-	17,633,920
Brazilian External Debt Securities	6,890,358	6,045,878	-	4,835,503	983,882	1,070,973	6,890,358
Private Securities	509,569	-	-	-	-	509,569	509,569
Debentures	509,569	-	-	-	-	509,569	509,569
Total	27,973,945	28,915,610	-	25,198,499	997,123	1,778,323	27,973,945

							Consolidated
				Opening by Maturity			06/30/2024

	Amortized/Book Value Cost		Up to 3 Months	From 3 to 12 Months	From 1 to 3 Years	More than 3 Years
Securities held until maturity (1)	06/30/2024	12/31/2023					Total
Public Securities	27,464,376	28,915,610	-	25,198,499	997,123	1,268,754	27,464,376
National Treasury Bills - LTN	-	11,108,077	-	-	-	-	-
National Treasury Notes - NTN	197,781	4,274,359	-	-	-	197,781	197,781
Certificates of Salary Variation - CVS	13,241	13,402	-	-	13,241	-	13,241
Mexican External Debt Bonds	2,729,076	2,548,055	-	2,729,076	-	-	2,729,076
Spanish Debt Bonds	17,633,920	4,925,839	-	17,633,920	-	-	17,633,920
Brazilian External Debt Securities	6,890,358	6,045,878	-	4,835,503	983,882	1,070,973	6,890,358
Private Securities	10,598	-	-	-	-	10,598	10,598
Agribusiness Receivables Certificates - CRI	10,598	-	-	-	-	10,598	10,598
Total	27,474,974	28,915,610	-	25,198,499	997,123	1,279,352	27,474,974
(1)	The market value of securities held to maturity is R$27,245,467 - (12/31/2023 - R$28,852,011).

For the semester ended June 30, 2024, there were no disposals of federal Public Securities and other securities classified in the category of held-to-maturity securities.

The market value of bonds and securities is determined considering the average quotation of organized markets and their estimated cash flow, discounted to present value according to the corresponding applicable interest curves, considered as representative of market conditions at the time of calculation of the securities. balance sheets.

Individual and Consolidated Financial Statements | June 30, 2024, |39

*Values expressed in thousands, except when indicated

V) Result of Operations with Securities

		Bank		Consolidated
	01/01 to 06/30/2024	01/01 to 06/30/2023	01/01 to 06/30/2024	01/01 to 06/30/2023

Income From Fixed-Income Securities (1)	34,461,424	7,537,648	35,119,791	6,201,553
Income from Interbank Liquidity Applications	9,084,463	5,105,003	5,922,883	2,642,512
Result of Variable Income Securities	(324,339)	159,027	(4,219)	334,680
Pension and Capitalization Financial Result	-	-	33,056	89,161
Provision for Losses due to Non-Recovery (2)	(591,291)	(384,871)	(591,291)	(384,871)
Others (3)	56,873	179,321	1,171,375	(642,684)
Total	42,687,130	12,596,128	41,651,595	8,240,351

(1) Includes revenue from exchange variation in the amount of R$25,737,015 (2023 - revenue of R$2,973,014).

(2) Corresponds to the record of permanent loss, referring to securities classified as available for sale.

(3) Includes revenue from exchange rate variation and net appreciation of investment fund shares and holdings in the amount of R$ 157,263 - in the Bank and Consolidated (2023 - revenue from exchange rate variation and net appreciation of investment fund shares and holdings in the amount of R$ 160,732 in the Bank and Consolidated).

b) Derivative Financial Instruments

The main risk factors of the derivative instruments assumed are related to exchange rates, interest rates and variable income. In managing this and other market risk factors, practices are used that include measuring and monitoring the use of limits previously defined in internal committees, the value at risk of portfolios, sensitivities to fluctuations in interest rates, exposure exchange rate, liquidity gaps, among other practices that allow the control and monitoring of risks, which can affect Banco Santander's positions in the various markets where it operates. Based on this management model, the Bank has managed, through the use of operations involving derivative instruments, to optimize the risk-benefit relationship even in situations of great volatility.

The fair value of derivative financial instruments is determined through market price quotations. The fair value of swaps is determined using discounted cash flow modeling techniques, reflecting appropriate risk factors. The fair value of forward and futures contracts is also determined based on market price quotations for exchange-traded derivatives or using methodologies similar to those described for swaps. The fair value of options is determined based on mathematical models, such as Black & Scholes, implied volatilities and the fair value of the corresponding Assets. Current market prices are used to price volatilities. For derivatives that do not have prices directly published by exchanges, the fair price is obtained through pricing models that use market information, inferred from published prices of more liquid Assets. From these prices, interest curves and market volatilities are extracted, which serve as input data for the models.

I) Summary of Derivative Financial Instruments

Swap operations are presented by the balances of differences receivable and payable.

Below, composition of the portfolio of Derivative Financial Instruments (Assets and Liabilities) by type of instrument, demonstrated by its market value:

				Bank				Consolidated
	06/30/2024		12/31/2023		06/30/2024		12/31/2023
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Swap	19,193,991	18,299,175	16,527,382	17,206,706	13,573,089	12,147,402	12,458,472	13,300,550
Options	3,306,370	3,213,123	2,190,977	2,546,777	3,568,924	2,677,287	2,635,506	2,685,361
Term Contracts and Others	14,293,040	14,017,089	13,301,372	10,297,701	13,904,991	13,597,219	12,972,711	9,620,890
Total	36,793,401	35,529,387	32,019,731	30,051,184	31,047,004	28,421,908	28,066,689	25,606,801

Current	19,708,365	18,972,249	16,617,360	15,408,704	18,124,632	17,579,026	15,200,238	14,245,152
Non Current	17,085,036	16,557,138	15,402,371	14,642,480	12,922,372	10,842,882	12,866,451	11,361,649

Individual and Consolidated Financial Statements | June 30, 2024, |40

*Values expressed in thousands, except when indicated

II) Derivatives Recorded in Memorandum Accounts and Balance Sheets

						Bank
			06/30/2024			12/31/2023
	Reference	Curve		Reference	Curve
Negotiation	Value (1)	Value	Fair Value	Value (1)	Value	Fair Value
Swap	1,180,167,240	532,403	894,816	1,080,128,583	(3,890,121)	(679,324)
Assets	589,786,460	18,436,458	19,193,991	535,994,426	12,548,437	16,527,382
Interests	314,425,735	14,563,148	11,723,404	269,304,440	6,413,961	8,380,605
Foreign Currency	270,200,911	3,116,928	6,730,015	262,428,400	5,823,911	7,780,989
Others	5,159,814	756,382	740,572	4,261,586	310,565	365,788
Liabilities	590,380,780	(17,904,055)	(18,299,175)	544,134,157	(16,438,558)	(17,206,706)
Interests	363,625,079	(12,697,594)	(11,454,618)	317,621,531	(9,753,936)	(10,237,656)
Foreign Currency	220,549,417	(4,711,237)	(6,245,763)	221,967,981	(6,395,252)	(6,592,200)
Others	6,206,284	(495,224)	(598,794)	4,544,645	(289,369)	(376,850)
Options	502,868,135	(1,192,283)	93,247	859,964,525	(1,157,451)	(355,800)
Purchase Commitments	235,206,218	3,054,144	3,306,370	420,089,089	2,447,416	2,190,977
Foreign Currency Purchase Options	15,397,265	1,357,890	1,461,868	8,705,243	692,136	432,845
Foreign Currency Selling Options	10,448,581	540,529	317,488	5,326,447	408,144	489,785
Other Purchase Options	22,615,439	682,621	1,329,836	89,142,771	661,537	739,628
Interbank Market	4,120,386	335,583	699,709	3,729,452	217,219	265,824
Others (2)	18,495,053	347,038	630,127	85,413,319	444,318	473,804
Other Selling Options	186,744,933	473,104	197,178	316,914,628	685,600	528,719
Interbank Market	203,439	61,517	31,859	543,157	46,852	30,439
Others (2)	186,541,494	411,587	165,319	316,371,471	638,748	498,280
Sales Commitments	267,661,917	(4,246,427)	(3,213,123)	439,875,435	(3,604,867)	(2,546,777)
Foreign Currency Purchase Options	5,589,670	(353,580)	(295,363)	3,453,152	(288,349)	(466,324)
Foreign Currency Selling Options	10,126,056	(631,967)	(395,874)	5,951,310	(527,978)	(431,952)
Other Purchase Options	43,248,861	(2,719,362)	(2,264,705)	113,106,162	(2,029,925)	(901,373)
Interbank Market	19,570,802	(2,119,146)	(1,603,254)	17,295,280	(1,479,724)	(710,121)
Others (2)	23,678,059	(600,216)	(661,451)	95,810,882	(550,201)	(191,252)
Other Selling Options	208,697,330	(541,518)	(257,181)	317,364,811	(758,615)	(747,128)
Interbank Market	772,546	(103,021)	(32,040)	370,221	(24,912)	(23,004)
Others (2)	207,924,784	(438,497)	(225,141)	316,994,590	(733,703)	(724,124)
Futures Contracts	371,708,743	-	-	325,170,914	-	-
Long Position	186,197,711	-	-	164,682,752	-	-

Individual and Consolidated Financial Statements | June 30, 2024, |41

*Values expressed in thousands, except when indicated

Exchange Coupon (DDI)	70,592,100	-	-	41,331,942	-	-
Interest Rates (DI1 and DIA)	76,255,442	-	-	48,254,715	-	-
Foreign Currency	39,088,272	-	-	68,838,058	-	-
Indexes (3)	261,897	-	-	5,269,712	-	-
Treasury Bonds/Notes	-	-	-	988,325	-	-
Short Position	185,511,032	-	-	160,488,162	-	-
Exchange Coupon (DDI)	70,592,100	-	-	41,331,942	-	-
Interest Rates (DI1 and DIA)	76,885,245	-	-	48,339,061	-	-
Foreign Currency	37,771,790	-	-	64,559,123	-	-
Indexes (3)	261,897	-	-	5,269,712	-	-
Treasury Bonds/Notes	-	-	-	988,325	-	-
Term Contracts and Others	391,026,561	(210,033)	275,951	367,004,069	3,312,025	3,003,671
Purchased Commitment	195,723,165	5,198,863	14,293,040	185,200,220	18,046,952	13,301,372
Currencies	151,254,026	4,069,301	3,974,670	138,731,942	17,047,097	4,936,483
Others	44,469,139	1,129,562	10,318,370	46,468,278	999,855	8,364,889
Sales Commitments	195,303,396	(5,408,896)	(14,017,089)	181,803,849	(14,734,928)	(10,297,701)
Currencies	151,870,709	(4,685,983)	(4,065,704)	135,183,330	(13,498,486)	(2,119,840)
Others	43,432,687	(722,913)	(9,951,385)	46,620,519	(1,236,442)	(8,177,861)

						Consolidated
			06/30/2024			12/31/2023
	Reference	Curve		Reference	Curve
Trading	Value (1)	Value	Fair Value	Value (1)	Value	Fair Value
Swap	894,835,314	(1,390,438)	1,425,687	821,847,697	(2,046,626)	(842,078)
Assets	446,159,076	11,050,929	13,573,089	407,775,731	9,193,215	12,458,472
Interests	216,498,624	8,294,804	7,337,203	193,567,208	5,054,833	6,481,014
Foreign Currency	228,516,366	2,756,105	6,235,886	212,970,458	4,136,463	5,977,193
Others	1,144,086	20	-	1,238,065	1,919	265
Liabilities	448,676,238	(12,441,367)	(12,147,402)	414,071,966	(11,239,841)	(13,300,550)
Interests	302,343,642	(10,281,385)	(8,922,401)	267,400,407	(9,117,639)	(9,754,177)
Foreign Currency	143,066,238	(1,830,734)	(2,901,883)	143,788,702	(1,907,489)	(3,332,851)
Others	3,266,358	(329,248)	(323,118)	2,882,857	(214,713)	(213,522)
Options	498,060,387	(794,213)	891,637	857,662,210	(1,112,873)	(49,854)
Purchase Commitments	233,524,200	2,828,746	3,568,924	419,095,674	2,252,815	2,635,506
Foreign Currency Purchase Options	13,942,895	1,134,021	1,330,037	7,711,827	497,534	426,074
Foreign Currency Selling Options	10,220,933	539,000	317,488	5,326,447	408,144	489,785
Other Purchase Options	22,615,439	682,621	1,698,636	89,142,771	661,537	1,183,085
Interbank Market	4,120,386	335,583	1,068,509	3,729,452	217,219	265,824
Others (2)	18,495,053	347,038	630,127	85,413,319	444,318	917,261
Other Selling Options	186,744,933	473,104	222,763	316,914,629	685,600	536,563
Interbank Market	203,439	61,517	57,444	543,157	46,852	30,439
Others (2)	186,541,494	411,587	165,319	316,371,471	638,748	506,124
Sales Commitments	264,536,187	(3,622,959)	(2,677,287)	438,566,536	(3,365,688)	(2,685,360)

Individual and Consolidated Financial Statements | June 30, 2024, |42

*Values expressed in thousands, except when indicated

Foreign Currency Purchase Options	5,294,089	(352,052)	(294,372)	3,453,152	(288,349)	(466,324)
Foreign Currency Selling Options	8,612,138	(392,364)	(224,046)	4,642,411	(288,799)	(431,952)
Other Purchase Options	41,932,630	(2,337,025)	(1,835,168)	113,106,162	(2,029,925)	(999,258)
Interbank Market	18,254,571	(1,736,809)	(1,173,717)	17,295,280	(1,479,724)	(710,121)
Others (2)	23,678,059	(600,216)	(661,451)	95,810,882	(550,201)	(289,137)
Other Selling Options	208,697,330	(541,518)	(323,701)	317,364,811	(758,616)	(787,826)
Interbank Market	772,546	(103,021)	(98,560)	370,221	(24,912)	(23,004)
Others (2)	207,924,784	(438,497)	(225,141)	316,994,590	(733,703)	(764,822)
Futures Contracts	371,708,743	-	-	325,170,914	-	-
Long Position	186,197,711	-	-	164,682,752	-	-
Exchange Coupon (DDI)	70,592,100	-	-	41,331,942	-	-
Interest Rates (DI1 and DIA)	76,255,442	-	-	48,254,715	-	-
Foreign Currency	39,088,272	-	-	68,838,058	-	-
Indexes (3)	261,897	-	-	5,269,712	-	-
Treasury Bonds/Notes	-	-	-	988,325	-	-
Short Position	185,511,032	-	-	160,488,163	-	-
Exchange Coupon (DDI)	70,592,100	-	-	41,331,942	-	-
Interest Rates (DI1 and DIA)	76,885,245	-	-	48,339,061	-	-
Foreign Currency	37,771,790	-	-	64,559,123	-	-
Indexes (3)	261,897	-	-	5,269,712	-	-
Treasury Bonds/Notes	-	-	-	988,325	-	-
Term Contracts and Others	361,728,681	175,554	307,772	330,970,103	3,288,881	3,351,821
Purchased Commitment	181,267,019	4,788,408	13,904,991	167,171,665	17,249,113	12,972,712
Currencies	147,044,013	3,974,445	3,880,890	134,610,617	17,042,331	4,932,719
Others	34,223,006	813,963	10,024,101	32,561,048	206,782	8,039,993
Sales Commitments	180,461,662	(4,612,854)	(13,597,219)	163,798,438	(13,960,232)	(9,620,890)
Currencies	147,659,131	(4,589,562)	(3,929,614)	130,779,288	(13,211,003)	(1,766,190)
Others	32,802,531	(23,292)	(9,667,605)	33,019,150	(749,229)	(7,854,700)

(1) Nominal value of updated contracts.

(2) Includes index options, mainly options involving US Treasury, stocks and stock indices.

(3) Includes Bovespa and S&P indices.

Individual and Consolidated Financial Statements | June 30, 2024, |43

*Values expressed in thousands, except when indicated

III) Derivative Financial Instruments by Counterparty, Opening by Maturity and Trading Market

										Bank
										Reference Value
					Counterparty			Opening by Maturity		Trading Market
				06/30/2024	12/31/2023			06/30/2024		06/30/2024
		Related	Financial			Up to	From 3 to	More than		Counter (3)
	Clients	Parties	Institutions (1)	Total	Total	3 Months	12 Months	12 Months	Stock Markets (2)
Swap	206,078,849	594,709,882	379,378,509	1,180,167,240	1,080,128,583	94,629,817	281,473,836	804,063,587	149,069,195	1,031,098,045
Options	44,674,830	8,190,394	450,002,911	502,868,135	859,964,525	115,892,182	311,278,079	75,697,874	401,168,259	101,699,876
Futures Contracts	-	-	371,708,743	371,708,743	325,170,914	127,957,739	118,480,180	125,270,824	371,708,743	-
Term Contracts and Others	184,233,952	150,957,576	55,835,033	391,026,561	367,004,069	169,044,200	166,855,515	55,126,846	35,422,223	355,604,338

										Consolidated
										Reference Value
					Counterparty			Opening by Maturity		Trading Market
				06/30/2024	12/31/2023			06/30/2024		06/30/2024
		Related	Financial			Up to	From 3 to	Over		Counter (3)
	Clients	Parties	Institutions (1)	Total	Total	3 Months	12 Months	12 Months	Stock Markets (2)
Swap	206,078,849	298,443,816	390,312,649	894,835,314	821,847,698	86,999,595	226,102,411	581,733,308	120,403,938	774,431,376
Options	44,674,830	3,382,645	450,002,912	498,060,387	857,662,210	114,813,919	311,278,079	71,968,389	401,168,259	96,892,128
Futures Contracts	-	-	371,708,743	371,708,743	325,170,914	127,957,739	118,480,180	125,270,824	371,708,743	-
Term Contracts and Others	184,233,952	121,659,697	55,835,032	361,728,681	330,970,103	165,072,692	157,003,729	39,652,260	35,422,222	326,306,459
(1)	Includes operations that have as counterparty B3 S.A. - Brasil, Bolsa, Balcão and other stock and commodity exchanges.
(2)	Includes values traded on B3.
(3)	Consists of operations that are included in registration chambers, in accordance with Bacen regulations.

IV) Hedge Accounting

The effectiveness determined for the hedge portfolio is in accordance with the provisions of Bacen Circular No. 3,082/2002. The following hedge accounting structures have been established:

IV.I) Market Risk Hedge

The Bank's market risk hedging strategies consist of structures to protect changes in market risk, receipts and payments of interest related to recognized Assets and Liabilities.

The market risk hedge management methodology adopted by the Bank segregates transactions by risk factor (e.g.: Real/Dollar exchange rate risk, pre-fixed interest rate risk in Reais, Dollar exchange coupon risk, risk of inflation, interest risk, etc.). Transactions generate exposures that are consolidated by risk factor and compared with pre-established internal limits.

To protect the variation in market risk in the receipt and payment of interest, the Bank uses swap contracts and interest rate futures contracts relating to fixed Assets and Liabilities.

Individual and Consolidated Financial Statements | June 30, 2024, |44

*Values expressed in thousands, except when indicated

The Bank applies market risk hedging as follows:

• Designates Foreign Currency swaps + Coupon versus % CDI and Pre-Real Interest Rate or contracts Dollar futures (DOL, DDI/DI) as a derivative instrument in Hedge Accounting structures, with loan operations in foreign currency as the object.

• The Bank has a portfolio of Assets indexed to the Euro and traded at the branch abroad. In the operation, the value of the Assets in Euro will be converted to Dollars at the rate of the exchange contract at which the operation entered. Upon conversion, the principal value of the transaction, already expressed in dollars, will be adjusted at a floating or pre-fixed rate. The Assets will be covered with Swap Cross Currency,

• For active and passive operations indexed to pre- and inflation rates (hedge object), futures contracts traded on the exchange are used (hedging instrument).

In market risk hedging, the results, both on hedging instruments and on objects (attributable to the type of risk being hedged) are recognized directly in the income statement.

IV.II) Cash Flow Hedge

The Bank's cash flow hedging strategies consist of hedging exposure to changes in cash flows, interest payments and exchange rate exposure, which are attributable to changes in interest rates relating to recognized Assets and Liabilities and changes of exchange rates for unrecognized Assets and Liabilities.

The Bank applies cash flow hedging as follows:

• To protect against the volatility of cash flow variations in operations indexed to foreign currency or post-fixed rates (hedge object), future contracts or interest rate swaps are used as a hedge instrument for predictability of future cash flows.

In cash flow hedging, the effective portion of the change in the value of the hedging instrument is temporarily recognized in stockholders’ equity under the heading of equity valuation adjustments until the expected transactions occur, when this portion is then recognized in the income statement. The ineffective portion of the variation in the value of foreign exchange hedging derivatives is recognized directly in the income statements. As of June 30, 2024, and December 31, 2023, no results were recorded relating to the ineffective portion.

										Bank
				06/30/2024						12/31/2023
Strategies	Book Value		Notional		Adjustment to Fair Value		Book Value		Notional
Market Risk Hedge	Object	Instrument	Object	Instrument	Objects (1)	Instruments (1)	Object	Instrument	Object	Instrument
Swap Contracts	250,270	294,411	242,821	266,471	7,449	27,940	290,091	212,897	272,805	288,766
Credit Operations Hedge	250,270	294,411	242,821	266,471	7,449	27,940	290,091	212,897	272,805	288,766
Futures Contracts	21,011,499	22,018,028	20,723,134	22,386,351	288,365	(368,323)	25,281,294	25,845,754	28,817,259	25,701,246
Credit Operations Hedge	7,341,930	8,217,739	7,605,200	8,539,673	(263,270)	(321,934)	13,303,537	15,256,030	15,593,616	12,759,017
Securities Hedge	3,214,531	4,223,202	3,130,215	4,287,312	84,316	(64,110)	1,203,542	1,006,921	579,793	2,496,722
Funding Hedge	10,455,038	9,577,087	9,987,719	9,559,366	467,319	17,721	10,774,215	9,582,803	12,643,850	10,445,507

Individual and Consolidated Financial Statements | June 30, 2024, |45

*Values expressed in thousands, except when indicated

Cash Flow Hedge
Swap Contracts	-	-	-	-	-	-	12,712,510	10,260,273	13,176,910	548,483
Securities Hedge	-	-	-	-	-	-	12,712,510	10,260,273	13,176,910	548,483
Futures Contracts	20,203,120	18,265,077	17,559,375	18,104,075	2,643,745	161,002	23,285,729	19,024,696	24,612,842	18,630,833
Credit Operations Hedge	795,007	1,587,364	667,021	1,430,972	127,986	156,392	4,514,260	2,433,675	7,619,634	2,431,537
Securities Hedge	10,627,124	8,309,583	9,986,280	8,342,640	640,844	(33,057)	9,990,858	8,523,016	9,525,807	8,228,328
Funding Hedge	8,780,989	8,368,130	6,906,074	8,330,463	1,874,915	37,667	8,780,611	8,068,005	7,467,401	7,970,968

										Consolidated
				06/30/2024						12/31/2023
Strategies	Book Value		Notional		Adjustment to Fair Value		Book Value		Notional
Market Risk Hedge	Object	Instrument	Object	Instrument	Objects (1)	Instruments (1)	Object	Instrument	Object	Instrument
Swap Contracts	250,270	294,411	242,821	266,471	7,449	27,940	290,091	212,897	272,805	288,766
Credit Operations Hedge	250,270	294,411	242,821	266,471	7,449	27,940	290,091	212,897	272,805	288,766
Futures Contracts	21,011,499	22,018,028	20,723,134	22,386,351	288,365	(368,323)	25,281,294	25,845,754	28,817,259	25,701,246
Credit Operations Hedge	7,341,930	8,217,739	7,605,200	8,539,673	(263,270)	(321,934)	13,303,537	15,256,030	15,593,616	12,759,017
Securities Hedge	3,214,531	4,223,202	3,130,215	4,287,312	84,316	(64,110)	1,203,542	1,006,921	579,793	2,496,722
Funding Hedge	10,455,038	9,577,087	9,987,719	9,559,366	467,319	17,721	10,774,215	9,582,803	12,643,850	10,445,507

Cash Flow Hedge
Swap Contracts	6,494,529	5,508,845	5,250,711	5,427,070	1,243,818	81,775	18,844,064	15,247,141	18,238,421	5,511,433
Securities Hedge	6,494,529	5,508,845	5,250,711	5,427,070	1,243,818	81,775	12,712,510	10,260,273	13,176,910	548,483
Funding Hedge	-	-	-	-	-	-	6,131,554	4,986,868	5,061,511	4,962,950
Futures Contracts	20,203,120	18,265,077	17,559,375	18,104,075	2,643,745	161,002	23,285,729	19,024,696	24,612,842	18,630,833
Credit Operations Hedge	795,007	1,587,364	667,021	1,430,972	127,986	156,392	4,514,260	2,433,675	7,619,634	2,431,537
Securities Hedge	10,627,124	8,309,583	9,986,280	8,342,640	127,986	156,392	9,990,858	8,523,016	9,525,807	8,228,328
Funding Hedge	8,780,989	8,368,130	6,906,074	8,330,463	640,844	(33,057)	8,780,611	8,068,005	7,467,401	7,970,968

(*) The Bank has cash flow hedge strategies, whose objects are assets in its portfolio, which is why we show the liability position of the respective instruments. For structures whose instruments are futures, we show the balance of the notional, recorded in a memorandum account.

					Bank					Consolidated
				06/30/2024	12/31/2023				06/30/2024	12/31/2023
	Up to	From 3 to	More than			Up to	From 3 to	More than
Strategies	3 Months	12 Months	12 Months	Total	Total	3 Months	12 Months	12 Months	Total	Total
Market Risk Hedge
Swap Contracts	-	-	266,471	266,471	288,766	-	-	266,471	266,471	288,766
Credit Operations Hedge	-	-	266,471	266,471	288,766	-	-	266,471	266,471	288,766
Futures Contracts	2,063,979	5,868,352	14,454,020	22,386,351	25,701,246	2,063,979	5,868,352	14,454,020	22,386,351	25,701,246
Credit Operations Hedge	1,377,239	2,960,357	4,202,077	8,539,673	12,759,017	1,377,239	2,960,357	4,202,077	8,539,673	12,759,017
Securities Hedge	191,241	322,054	3,774,017	4,287,312	2,496,722	191,241	322,054	3,774,017	4,287,312	2,496,722
Funding Hedge	495,499	2,585,941	6,477,926	9,559,366	10,445,507	495,499	2,585,941	6,477,926	9,559,366	10,445,507

Individual and Consolidated Financial Statements | June 30, 2024, |46

*Values expressed in thousands, except when indicated

Cash Flow Hedge
Swap Contracts	-	-	-	-	548,483	-	-	5,427,070	5,427,070	5,511,433
Securities Hedge	-	-	-	-	548,483	-	-	5,427,070	5,427,070	548,483
Funding Hedge	-	-	-	-	-	-	-	-	-	4,962,950
Futures Contracts	-	12,933,201	5,170,874	18,104,075	18,630,833	-	12,933,201	5,170,874	18,104,075	18,630,833
Credit Operations Hedge	-	1,430,972	-	1,430,972	2,431,537	-	1,430,972	-	1,430,972	2,431,537
Securities Hedge	-	3,171,766	5,170,874	8,342,640	8,228,328	-	3,171,766	5,170,874	8,342,640	8,228,328
Funding Hedge	-	8,330,463	-	8,330,463	7,970,968	-	8,330,463	-	8,330,463	7,970,968

In the Bank and Consolidated, the effect of marking to market of active swap and futures contracts was settled on 12/31/2023 (the value on 12/31/2023 - R$337).

V) Information on Credit Derivatives

Banco Santander uses credit derivatives with the aim of managing counterparty risk and meeting the demands of its customers, carrying out purchase and sale protection operations through credit default swaps and total return swaps, primarily related to securities with Brazilian sovereign risk.

Total Return Swaps - TRS

These are credit derivatives in which the return of the reference obligation is exchanged for a cash flow and in which, upon the occurrence of a credit event, the protection buyer usually has the right to receive from the protection seller the equivalent of the difference between the updated value and fair value (market value) of the reference obligation on the contract settlement date.

Credit Default Swaps - CDS

These are credit derivatives where, upon the occurrence of a credit event, the protection buyer has the right to receive from the protection seller the equivalent of the difference between the face value of the CDS contract and the fair value (market value) of the reference obligation on the contract settlement date. In return, the seller receives remuneration for selling the protection.

Below, composition of the Credit Derivatives portfolio demonstrated by its reference value and effect on the calculation of Required Net Equity (PLE).

				Bank/Consolidated
				Valor Nominal
		06/30/2024		12/31/2023
	Retained Risk - Total Rate of Return Swap	Transferred Risk - Credit Swap	Retained Risk - Total Rate of Return Swap	Transferred Risk - Credit Swap
Credit Swaps	3,968,970	12,937,989	3,456,614	10,293,916
Total	3,968,970	12,937,989	3,456,614	10,293,916

		06/30/2024		12/31/2023
Futures - Gross	More than 12 Months	Total	More than 12 Months	Total
By Instrument: CDS	16,906,959	16,906,959	13,750,530	13,750,530
By Risk Classification: Below Investment Grade	16,906,959	16,906,959	13,750,530	13,750,530
By Reference Entity: Brazilian Government	16,906,959	16,906,959	13,750,530	13,750,530

Individual and Consolidated Financial Statements | June 30, 2024, |47

*Values expressed in thousands, except when indicated

VI) Derivative Financial Instruments - Margins Given as Guarantee

The margin given as a guarantee for operations negotiated on B3 with financial instruments derived from Own and third-party companies is made up of federal Public Securities.

		Bank		Consolidated
	06/30/2024	12/31/2023	06/30/2024	12/31/2023
Financial Treasury Bills - LFT	16,996,459	14,688,274	23,201,134	20,991,334
National Treasury Bills - LTN	1,767,239	1,061,960	2,680,866	2,122,045
National Treasury Notes - NTN	2,097,170	2,301,790	4,683,535	4,988,403
Total	20,860,868	18,052,024	30,565,535	28,101,782

Individual and Consolidated Financial Statements | June 30, 2024, |48

*Values expressed in thousands, except when indicated

7. Credit Portfolio and Provision for Expected Losses Associated with Credit Risk

a) Credit Portfolio

		Bank		Consolidated
	06/30/2024	12/31/2023	06/30/2024	12/31/2023
Credit operations	369,935,908	354,093,609	450,798,015	427,599,259
Discounted Loans and Bonds	236,371,095	222,773,857	238,548,574	225,733,376
Financing	45,221,761	47,197,805	123,906,390	117,743,936
Rural and Agroindustrial Financing	25,149,564	22,350,907	25,149,564	22,350,907
Real Estate Financing	63,193,488	61,771,040	63,193,487	61,771,040
Leasing Operations	-	-	3,181,038	3,164,051
Advances on Foreign Exchange Contracts (1)	5,799,959	4,301,307	5,799,959	4,301,307
Other Credits	75,152,820	77,812,411	78,898,050	81,794,055
Credits for Honored Guarantees and Guarantees (Note 9.a)	1,414,064	1,450,794	1,220,760	1,810,543
Income Receivable from Advances Granted and Imports Financed	206,267	157,593	206,267	157,593
Other Miscellaneous Credits (2)	73,532,489	76,204,025	77,471,023	79,825,919
Total	450,888,687	436,207,327	538,677,062	516,858,672
(1) Advances on foreign exchange contracts are classified as a reduction of other obligations (Note 8).

(2) Debtors for the purchase of securities and assets and securities and credits receivable (Note 11).

Sale or Transfer Operations of Financial Assets

In accordance with CMN Resolution No. 3,533/2008 and subsequent amendments, credit assignment operations with substantial retention of risks and benefits are recorded in the credit portfolio.

(i) With Substantial Transfer of Risks and Benefits

At the Bank and Consolidated, during the semester ended June 30, 2024, assignments without recourse were in the amount of R$ 423,985 - (12/31/2023 - R$ 7,469,843), with R$ 91,669 in Active Portfolio, generating a result of R$ 20,067 (12/31/2023 – R$ 59,386) and R$ 332,316 in Loss Portfolio. These amounts referred to operations, substantially, of loans and discounted securities, with no values of this amount with a company in the Group.

(ii) With Substantial Retention of Risks and Benefits

In December 2011, the Bank assigned credits with recourse relating to real estate financing in the amount of R$688,821, which will mature until October 2041. As of June 30, 2024, the present value of the operations assigned is R$ 23,480 - (12/31/2023- R$ 26,696).

These transfer operations were carried out with a co-obligation clause, with compulsory repurchase in certain situations. The compulsory repurchase value will be calculated based on the outstanding credit balance duly updated on the date of the respective repurchase. From the date of assignment, the cash flows from the operations transferred will be paid directly to the transferee entity.

b) Credit Portfolio by Maturity

b.1) Credit and Leasing Operations

		Bank		Consolidated
	06/30/2024	12/31/2023	06/30/2024	12/31/2023
Overdue	10,749,929	9,605,843	12,165,413	11,070,469
Yet to be due:
Up to 3 Months	58,788,752	54,140,443	69,500,599	63,866,924
From 3 to 12 Months	85,711,607	80,552,996	113,795,106	106,484,133
More than 12 Months	214,685,620	209,794,327	258,517,935	249,341,784
Total	369,935,908	354,093,609	453,979,053	430,763,310

Individual and Consolidated Financial Statements | June 30, 2024, |49

*Values expressed in thousands, except when indicated

b.2) Other Credits and Advances

		Bank		Consolidated
	06/30/2024	12/31/2023	06/30/2024	12/31/2023
Overdue	147,990	167,353	186,492	224,963
Yet to be due:
Up to 3 Months	54,462,151	58,690,731	55,449,103	59,645,397
From 3 to 12 Months	24,452,156	21,590,633	26,772,467	24,086,401
More than 12 Months	1,890,482	1,665,001	2,289,947	2,138,601
Total	80,952,779	82,113,718	84,698,009	86,095,362

c) Credit Portfolio by Activity Sector

		Bank		Consolidated
	06/30/2024	12/31/2023	06/30/2024	12/31/2023
Private Sector	447,618,982	433,995,618	535,398,341	514,641,345
Industry	81,400,988	76,652,008	83,296,329	78,454,638
Trade	54,918,827	55,554,562	62,064,225	62,919,149
Financial Institution	1,905,718	1,989,794	1,856,492	1,726,240
Services and Others (1)	61,299,750	59,014,390	67,779,917	65,197,183
Individuals	241,985,810	234,815,709	312,826,530	298,338,615
Credit Card	52,294,381	50,865,659	52,294,381	50,865,659
Real Estate Credit	60,938,615	59,503,137	60,938,615	59,503,137
Payroll Loans	71,998,230	66,388,826	71,998,230	66,388,826
Vehicle Financing and Leasing	471,105	620,151	68,152,375	61,027,223
Others (2)	56,283,479	57,437,936	59,442,929	60,553,770
Agriculture	6,107,889	5,969,155	7,574,848	8,005,520
Public Sector	3,269,705	2,211,709	3,278,724	2,217,327
State Government	438,485	385,611	438,485	385,611
Municipal Government	2,831,220	1,826,098	2,840,239	1,831,716
Total	450,888,687	436,207,327	538,677,065	516,858,672

(1) Includes real estate credit activities for construction companies/developers (business plan), transport, health and personal services, among others.

(2) Includes personal credit, special checks, among others.

Individual and Consolidated Financial Statements | June 30, 2024, |50

*Values expressed in thousands, except when indicated

d) Credit Portfolio and Provision for Expected Losses Associated with Credit Risk Distributed by Corresponding Risk Levels

													Bank
							06/30/2024						12/31/2023
	%	Credit Portfolio					Provision	Credit Portfolio					Provision
Risk Level	Minimum Provision Required	Normal Cost	Abnormal Cost (1)	Total (3)	Required	Additional (2)	Total	Normal Cost	Abnormal Cost (1)	Total (3)	Required	Additional (2)	Total
AA	0.0%	191,938,083	-	191,938,083	-	-	-	185,037,635	-	185,037,635	-	-	-
A	0.5%	134,395,046	-	134,395,046	671,975	1	671,976	125,473,009	-	125,473,009	627,365	3	627,368
B	1.0%	36,461,896	3,588,645	40,050,541	400,505	70	400,575	36,135,274	3,240,124	39,375,398	393,754	123	393,877
C	3.0%	33,427,226	3,172,749	36,599,975	1,097,999	1,229	1,099,228	32,993,383	2,835,006	35,828,389	1,074,852	1,534	1,076,386
D	10.0%	10,683,691	3,366,724	14,050,415	1,405,041	208,264	1,613,305	11,590,372	3,305,289	14,895,661	1,489,566	100,659	1,590,225
E	30.0%	3,156,894	2,474,732	5,631,626	1,689,488	963,450	2,652,938	4,749,941	2,373,124	7,123,065	2,136,920	92,052	2,228,972
F	50.0%	2,147,605	2,115,322	4,262,927	2,131,463	722,508	2,853,971	2,367,035	1,995,167	4,362,202	2,181,101	93,570	2,274,671
G	70.0%	6,855,004	2,219,385	9,074,389	6,352,072	2,199,511	8,551,583	6,638,832	2,213,364	8,852,196	6,196,537	1,756,763	7,953,300
H	100.0%	4,495,201	10,214,992	14,710,193	14,710,193	-	14,710,193	4,268,646	10,750,035	15,018,681	15,018,681	-	15,018,681
Total		423,560,646	27,152,549	450,713,195	28,458,736	4,095,033	32,553,769	409,254,127	26,712,109	435,966,236	29,118,776	2,044,704	31,163,480
Current							11,195,467						10,990,008
Non-Current							21,358,302						20,173,472

													Consolidated
							06/30/2024						12/31/2023
		Credit Portfolio					Provision	Credit Portfolio					Provision
Risk Level	Minimum Provision Required	Normal Cost	Abnormal Cost (1)	Total (3)	Required	Additional (2)	Total	Normal Cost	Abnormal Cost (1)	Total (3)	Required	Additional (2)	Total
AA	0.0%	208,855,634	-	208,855,634	-	-	-	203,142,039	-	203,142,039	-	-	-
A	0.5%	176,415,366	-	176,415,366	882,077	1	882,078	166,591,676	-	166,591,676	832,958	3	832,961
B	1.0%	53,564,758	5,416,891	58,981,649	589,816	70	589,886	45,233,297	4,927,564	50,160,861	501,609	123	501,732
C	3.0%	35,860,727	4,752,899	40,613,626	1,218,409	1,229	1,219,638	35,718,161	4,329,428	40,047,589	1,201,428	1,534	1,202,962
D	10.0%	11,244,984	4,210,406	15,455,390	1,545,539	208,264	1,753,803	12,283,076	4,149,299	16,432,375	1,643,238	100,659	1,743,897
E	30.0%	3,295,369	3,094,285	6,389,654	1,916,896	963,450	2,880,346	4,899,901	2,959,053	7,858,954	2,357,686	92,052	2,449,738
F	50.0%	2,733,574	2,572,777	5,306,351	2,653,175	722,508	3,375,683	3,107,877	2,492,362	5,600,239	2,800,120	93,570	2,893,690
G	70.0%	6,912,462	2,555,338	9,467,800	6,627,460	2,199,511	8,826,971	6,706,701	2,595,044	9,301,745	6,511,222	1,756,763	8,267,985
H	100.0%	4,864,652	12,151,448	17,016,100	17,016,100	-	17,016,100	4,665,549	12,816,554	17,482,103	17,482,103	-	17,482,103

Individual and Consolidated Financial Statements | June 30, 2024, |51

*Values expressed in thousands, except when indicated

Total	503,747,526	34,754,044	538,501,570	32,449,472	4,095,033	36,544,505	482,348,277	34,269,304	516,617,581	33,330,364	2,044,704	35,375,068
Current						12,914,910						12,476,411
Non-Current						23,629,595						22,898,657

(1) Includes due and past due installments.

(2) The additional provision is constituted based mainly on the expectation of realization of the credit portfolio, in addition to the minimum required by current regulations.

(3) At the Bank and at Consolidated, the total credit portfolio includes the value of R$ 175,492 (12/31/2023- R$ 241,091), referring to the adjustment to market value of credit operations that are subject to protection, registered in accordance with BCB Normative Instruction No. 276/2022 and which are not included in the risk level note.

Individual and Consolidated Financial Statements | June 30, 2024, |52

*Values expressed in thousands, except when indicated

Emergency Employment Support Program (PESE)

Pursuant to CMN Resolution No. 4,846/20, we show below the operations related to the Emergency Employment Support Program (PESE), classified by risk level and together with the amount of the provision constituted for each risk level.:

					Bank/Consolidated
			06/30/2024		12/31/2023
Risk Level	Minimum % Provision Required	Assets	Provision Required Required	Assets	Provision Required Required
AA	0,0%	-	-	-	-
A	0,5%	-	-	-	-
B	1,0%	-	-	-	-
C	3,0%	-	-	-	-
D	10,0%	-	-	79	1
E	30,0%	-	-	213	10
F	50,0%	-	-	344	26
G	70,0%	-	-	357	37
H	100,0%	1,138	351	8,467	1,394
Total		1,138	351	9,460	1,468

(1) Balance of provision constituted on the portion of the credit whose risk belongs to Banco Santander (Brasil) S.A.

e) Movement in the Provision for Expected Losses Associated with Credit Risk

		Bank		Consolidated
	01/01 to 06/30/2024	01/01 to 06/30/2023	01/01 to 06/30/2024	01/01 to 06/30/2023
Initial Balance	31,163,480	30,316,513	35,375,068	34,453,117
Net Constitutions of Reversals	11,684,166	13,532,876	13,215,616	15,514,161
Write-offs	(10,293,877)	(12,613,388)	(12,046,179)	(14,497,062)
Final balance	32,553,769	31,236,001	36,544,505	35,470,216
Recovered Credits	1,275,261	1,714,903	1,458,005	2,115,952

f) Renegotiated Credits

		Bank		Consolidated
	06/30/2024	12/31/2023	06/30/2024	12/31/2023
Renegotiated Credits (1)	26,010,315	28,034,135	30,289,514	32,761,140
Provision for Expected Losses Associated with Credit Risk	(14,842,904)	(16,032,317)	(16,259,346)	(17,628,394)
Percentage of Coverage on the Renegotiation Portfolio	57.1%	57.2%	53.7%	53.8%

(1) Operations for which agreements were contracted were considered, overdue from 30 days.

g) Credit Concentration

				Consolidated
		06/30/2024		12/31/2023
Credit Portfolio with Guarantees and Guarantees (1), Securities (2) and Derivative Financial Instruments (3)	Risk	%	Risk	%
Largest Debtor	11,311,460	1.5%	9,055,658	1.3%
10 Largest	61,482,722	8.1%	53,202,978	7.6%
20 Largest	89,293,771	11.8%	82,601,115	11.8%
50 Largest	138,134,447	18.3%	134,058,263	19.1%
100 Largest	178,692,052	23.7%	174,946,657	24.9%

(1) Includes credit installments to be released to construction companies/developers.

(2) Refers to the position of debentures, promissory notes and certificates of real estate receivables - CRI.

(3) Refers to the credit risk of Derivatives.

Individual and Consolidated Financial Statements | June 30, 2024, |53

*Values expressed in thousands, except when indicated

8. Exchange Portfolio

	Bank/Consolidated
	06/30/2024	12/31/2023
Assets
Rights to Foreign Exchange Sold	29,826,145	24,590,136
Exchange Purchased Pending Settlement	64,796,274	43,427,082
Advances in Local Currency	(1,294,909)	(516,110)
Income Receivable from Advances and Importing Financing (Note 7.a)	206,267	157,593
Currency and Documents Term Foreign Currency	656	571
Total	93,534,433	67,659,272
Liabilities
Exchange Sold Pending Settlement	49,815,701	40,391,634
Foreign Exchange Purchased	44,025,046	27,663,172
Advances on Foreign Exchange Contracts (Note 7.a)	(5,799,959)	(4,301,307)
Others	136	121
Total	88,040,924	63,753,620

Memorandum Accounts
Outstanding Import Credits – Foreign Currency	1,707,790	1,582,289
Confirmed Export Credits – Foreign Currency	(11,456)	193,368

9. Other Financial Assets

a) Other Financial Assets

		Bank
	06/30/2024	12/31/2023
Foreign Exchange Portfolio	93,534,433	67,659,272
Securities Negotiation and Intermediation	3,657,347	1,763,642
Interbank Relations	110,447,169	105,155,562
Credits for Honored Guarantees and Guarantees (Note 7.a.)	1,414,064	1,450,794
Total	209,053,013	176,029,270

Current	200,769,732	168,072,525
Non-Current	8,283,281	7,956,745

		Consolidated
	06/30/2024	12/31/2023
Foreign Exchange Portfolio	93,534,433	67,659,272
Securities Negotiation and Intermediation	9,395,841	4,743,775
Interbank Relations	110,760,552	105,454,708
Credits for Honored Guarantees and Guarantees (Note 7.a.)	1,220,760	1,810,543
Total	214,911,586	179,668,298

Current	203,949,259	168,832,950
Non-Current	10,962,327	10,835,348

Individual and Consolidated Financial Statements | June 30, 2024, |54

*Values expressed in thousands, except when indicated

b) Securities Negotiation and Intermediation

		Bank		Consolidated
	06/30/2024	12/31/2023	06/30/2024	12/31/2023
Assets
Financial Assets and Pending Settlement Transactions	2,292,414	824,002	7,424,626	3,410,828
Clearinghouse Transactions	8,155	2,049	18,622	5,086
Debtors Pending Settlement	15,225	109,491	570,960	442,332
Stock Exchanges - Guarantee Deposits	453,018	473,271	459,339	479,274
Others	888,535	354,829	922,294	406,255
Total	3,657,347	1,763,642	9,395,841	4,743,775
Liabilities
Financial Assets and Pending Settlement Transactions	618,588	294,254	4,435,861	1,107,953
Creditors Pending Settlement	5,746	4,976	1,030,336	236,854
Creditors for Loan of Shares	-	-	1,129,068	1,273,344
Clearinghouse Transactions	1	10,227	92,879	162,694
Records and Settlement	5,198	3,187	7,260	4,554
Others	561,412	436	561,537	542
Total	1,190,945	313,080	7,256,941	2,785,941

Individual and Consolidated Financial Statements | June 30, 2024, |55

*Values expressed in thousands, except when indicated

10. Tax Assets and Liabilities

a) Current and Deferred Tax Assets

		Bank		Consolidated
	06/30/2024	12/31/2023	06/30/2024	12/31/2023
Deferred Tax Assets	45,103,889	41,271,976	50,563,199	46,196,503
Taxes and Contributions to be Compensated	7,694,211	8,026,814	9,021,192	9,427,154
Total	52,798,100	49,298,790	59,584,391	55,623,657

Current	932,991	3,834,028	1,541,014	4,738,408
Non-Current	51,865,109	45,464,762	58,043,377	50,885,249

b) Deferred Tax Assets

b.1) Nature and Origin of Deferred Tax Assets

	Origins					Bank
			Balances on			Balances on
	06/30/2024	12/31/2023	12/31/2023	Constitution	Realization	06/30/2024
Provision for Expected Losses Associated with Credit Risk	62,589,813	55,875,335	25,143,901	5,234,611	(2,213,096)	28,165,416
Provision for Judicial and Administrative Proceedings - Civil Suits	2,979,852	2,856,292	1,285,331	538,170	(482,567)	1,340,934
Provision for Tax Risks and Legal Obligations	2,378,107	2,108,600	948,870	147,325	(26,047)	1,070,148
Provision for Judicial and Administrative Proceedings - Labor Suits	5,765,420	5,825,567	2,621,506	708,316	(735,381)	2,594,441
Goodwill	100,528	102,017	45,909	-	(671)	45,238
Adjustment to the Market Value of Securities for Trading and Derivatives	5,681,938	4,607,131	1,318,642	393,014	(188,004)	1,523,652
Adjustment to the Market Value of Securities Available for Sale and Cash Flow Hedges (1)	3.043.428	1,417,322	674,042	784,816	(11,481)	1,447,377
Provision for the Supplementary Fund for Retirement Allowance (2)	1,082,291	1,533,694	690,161	5,772	(208,903)	487,030
Profit Sharing, Bonuses and Staff Gratuities	856,464	1,205,283	527,911	383,677	(533,740)	377,848
Other Temporary Provisions (3)	7,433,196	6,394,122	2,781,130	1,536,477	(1,055,507)	3,262,100
Total Deferred Tax Assets on Temporary Differences	91,911,037	81,925,363	36,037,403	9,732,178	(5,455,397)	40,314,184
Tax Losses and Negative Social Contribution Bases	10,727,231	11,710,701	5,227,235	-	(437,530)	4,789,705
Social Contribution - MP 2,158/2001	-	40,766	7,338	-	(7,338)	-
Balance of Registered Deferred Tax Assets	102,638,268	93,676,830	41,271,976	9,732,178	(5,900,265)	45,103,889

	Origins					Consolidated
			Balances on			Balances on

Individual and Consolidated Financial Statements | June 30, 2024, |56

*Values expressed in thousands, except when indicated

	06/30/2024	12/31/2023	12/31/2023	Constitution	Realization	06/30/2024
Provision for Expected Losses Associated with Credit Risk	69,242,133	61,828,383	27,512,454	5,919,506	(2,581,583)	30,850,377
Provision for Judicial and Administrative Proceedings - Civil Suits	3,197,749	3,082,592	1,374,298	570,093	(516,723)	1,427,668
Provision for Tax Risks and Legal Obligations	2,505,710	2,229,723	997,129	158,294	(36,144)	1,119,279
Provision for Judicial and Administrative Proceedings - Labor Suits	6,111,450	6,168,408	2,746,669	730,119	(758,864)	2,717,924
Goodwill	100,528	102,017	45,908	-	(670)	45,238
Adjustment to the Market Value of Securities for Trading and Derivatives	9,523,031	7,830,843	2,516,879	2,040,809	(1,591,885)	2,965,803
Adjustment to the Market Value of Securities Available for Sale and Cash Flow Hedges (1)	3,837,103	2,049,816	947,929	923,332	(81,498)	1,789,763
Provision for the Supplementary Fund for Retirement Allowance (2)	1,092,344	1,543,768	693,587	5,771	(208,910)	490,448
Profit Sharing, Bonuses and Staff Gratuities	1,107,251	1,629,466	671,892	450,825	(658,714)	464,003
Other Temporary Provisions (3)	8,245,334	7,315,138	3,119,676	1,632,719	(1,198,699)	3,553,696
Total Deferred Tax Assets on Temporary Differences	104,962,633	93,780,154	40,626,421	12,431,468	(7,633,690)	45,424,199
Tax Losses and Negative Social Contribution Bases	11,913,641	12,906,909	5,562,744	57,601	(481,345)	5,139,000
Social Contribution - MP 2,158/2001	-	40,766	7,338	-	(7,338)	-
Balance of Registered Deferred Tax Assets	116,876,274	106,727,829	46,196,503	12,489,069	(8,122,373)	50,563,199

(1) Includes Deferred Tax Assets of IRPJ, CSLL, PIS and COFINS.

(2) Includes Deferred IRPJ and CSLL Tax Assets, on Benefits Plan adjustments to employees.

(3) Composed mainly of provisions of an administrative nature.

On June 30, 2024, unactivated tax credits totaled R$75,875 (12/31/2023 – R$108,198) in Consolidated.

The accounting record of Deferred Tax Assets in Santander Brasil's financial statements was carried out at the rates applicable to the expected period of their realization and is based on the projection of future results and a technical study prepared under the terms of CMN Resolution No. 4,842/2020 and BCB Resolution No. 15.

b.2) Expected Realization of Deferred Tax Assets

					Bank
					06/30/2024
	Temporary Differences			Tax Losses - Negative Basis	Total
Year	IRPJ	CSLL	PIS/COFINS		Registered
2024	3,786,916	3,049,754	40,573	-	6,877,243
2025	6,721,480	5,415,450	81,146	-	12,218,076
2026	4,835,722	3,882,383	81,146	-	8,799,251
2027	4,501,754	3,601,393	81,146	-	8,184,293
2028	1,531,916	1,225,522	81,146	1,136,407	3,974,991
2029 a 2033	725,817	580,649	40,573	3,653,298	5,000,337
After 2034	27,610	22,088	-	-	49,698
Total	22,131,215	17,777,239	405,730	4,789,705	45,103,889

Individual and Consolidated Financial Statements | June 30, 2024, |57

*Values expressed in thousands, except when indicated

					Consolidated
					06/30/2024
	Temporary Differences			Tax Losses - Negative Basis	Total
Year	IRPJ	CSLL	PIS/COFINS		Recorded
2024	4,243,905	3,304,226	61,652	143,300	7,753,083
2025	7,470,364	5,822,038	123,147	133,826	13,549,375
2026	5,683,817	4,344,449	122,453	3,522	10,154,241
2027	5,171,037	3,970,919	122,453	5,230	9,269,639
2028	1,866,909	1,390,547	122,453	1,142,798	4,522,707
2029 a 2033	856,718	636,005	61,228	3,688,704	5,242,655
After 2034	27,743	22,136	-	21,620	71,499
Total	25,320,493	19,490,320	613,386	5,139,000	50,563,199

Due to the differences between accounting, tax and corporate criteria, the expected realization of deferred tax assets considers the tax legislation in force in each period and should not be taken as an indication of the value of future results.

Based on CMN Resolution 4,818/2020 and BCB Resolution No. 2/2020, Deferred Tax Assets must be presented in full in the long term, for balance sheet purposes.

b.3) Present Value of Deferred Tax Assets

The present value of the registered deferred tax assets is R$38,116,337 (12/31/2023 - R$ 33,321,684) at the Bank and R$ 42,636,032 (12/31/2023 - R$ 37,477,915) at Consolidated, calculated according to the expected realization of temporary differences, tax losses, negative CSLL bases and the average funding rate, projected for the corresponding periods.

c) Current and Deferred Tax Liabilities

		Bank		Consolidated
	06/30/2024	12/31/2023	06/30/2024	12/31/2023
Deferred Tax Liabilities	3,446,989	2,727,574	6,239,044	4,850,820
Provision for Taxes and Contributions on Profits	1,021,427	7,099	2,442,502	1,752,117
Taxes and Contributions Payable (1)	802,178	1,200,564	3,803,583	4,434,042
Total	5,270,594	3,935,237	12,485,129	11,036,979

Current	1,401,347	1,207,663	3,401,660	6,186,158
Non-Current	3,869,247	2,727,574	9,083,469	4,850,821

(1) Includes the portion equivalent to R$ 2,683 in the bank and affiliates, corresponding to PIS and COFINS lawsuits, referring to the questioning of Law No. 9,718/98, registered due to the STF decision on Topic 372. (See notes 18.e and 24).

Individual and Consolidated Financial Statements | June 30, 2024, |58

*Values expressed in thousands, except when indicated

c.1) Nature and Origin of Deferred Tax Liabilities

	Origins					Bank
			Balances on			Balances on
	06/30/2024	12/31/2023	12/31/2023	Recognition	Realization	06/30/2024
Adjustment to Fair Value of Trading Securities and Derivatives	4,058,847	3,596,609	1,705,979	2,064,799	(1,834,317)	1,936,461
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)	1,083,996	1,871,948	893,115	6,875	(380,866)	519,124
Excess Depreciation of Leased Assets	21,236	21,254	5,314	-	(4)	5,310
Others	2,191,733	274,113	123,166	862,928	-	986,094
Total	7,355,812	5,763,924	2,727,574	2,934,602	(2,215,187)	3,446,989

	Origins					Consolidated
			Balances on			Balances on
	06/30/2024	12/31/2023	12/31/2023	Recognition	Realization	06/30/2024
Adjustment to Fair Value of Trading Securities and Derivatives	9,770,251	7,776,142	3,254,614	3,346,744	(2,529,243)	4,072,115
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)	1,158,508	1,966,265	935,587	99,668	(438,887)	596,368
Excess Depreciation of Leased Assets	1,988,251	1,877,592	469,398	43,215	(15,550)	497,063
Others	2,845,118	592,670	191,221	883,763	(1,486)	1,073,498
Total	15,762,128	12,212,669	4,850,820	4,373,390	(2,985,166)	6,239,044

(1) Includes IRPJ, CSLL, PIS and COFINS.

c.2) Expectation of Demand for Deferred Tax Liabilities

				Bank
				06/30/2024
	Temporary Differences			Total
Year	IRPJ	CSLL	PIS/COFINS	Registered
2024	137,217	108,562	23,914	269,693
2025	274,434	217,124	47,829	539,387
2026	274,434	217,124	47,829	539,387
2027	273,549	217,125	47,828	538,502
2028	272,664	217,125	47,828	537,617
2029 to 2033	252,628	201,516	23,914	478,058
After 2034	302,419	241,926	-	544,345
Total	1,787,345	1,420,502	239,142	3,446,989

Individual and Consolidated Financial Statements | June 30, 2024, |59

*Values expressed in thousands, except when indicated

				Consolidated
				06/30/2024
	Temporary Differences			Total
Year	IRPJ	CSLL	PIS/COFINS	Registered
2024	546,029	168,709	51,490	766,228
2025	821,636	334,732	102,515	1,258,883
2026	569,732	326,296	100,458	996,486
2027	560,781	322,340	100,458	983,579
2028	552,939	318,782	100,458	972,179
2029 to 2033	410,942	254,067	50,229	715,238
After 2034	304,307	242,142	-	546,449
Total	3,766,366	1,967,068	505,608	6,239,042

Individual and Consolidated Financial Statements | June 30, 2024, |60

*Values expressed in thousands, except when indicated

d) Income Tax and Social Contribution

		Bank		Consolidated
	01/01 to 06/30/2024	01/01 to 06/30/2023	01/01 to 06/30/2024	01/01 to 06/30/2023
Result before Taxation on Profit and Participations	5,906,144	1,445,532	8,469,078	4,362,974
Profit Sharing (1)	(856,170)	(766,337)	(1,192,926)	(1,014,159)
Unrealized Result	-	-	(176)	(176)
Result before Taxes	5,049,974	679,195	7,275,976	3,348,639
Total Income Tax and Social Contribution Charge at Rates of 25% and 20%, Respectively (3)	(2,272,488)	(305,638)	(3,274,189)	(1,506,888)
Result of Interests in Affiliates and Subsidiaries (2)	1,490,624	2,012,500	40,260	36,687
Nondeductible Expenses Net of Non-Taxable Income	636,550	496,734	540,907	600,781
Interest in Equity	1,263,939	1,351,669	1,424,139	1,295,670
IRPJ and CSLL on Temporary Differences and Tax Losses from Previous Years	(40,494)	(70,098)	(70,791)	(48,029)
Effect of the CSLL Rate Difference (3)	-	-	417,601	468,313
Other Adjustments, Including Profits Available Abroad	(46,583)	18,662	(91,828)	66,864
Income Tax and Social Contribution	1,031,548	3,503,829	(1,013,901)	913,398
Current Taxes	(1,046,608)	(36,034)	(3,038,504)	(2,027,480)
Income tax and social contribution for the period	(1,046,608)	(36,034)	(3,038,504)	(2,027,480)
Deferred Taxes	2,521,524	3,517,758	2,485,261	2,739,092
Constitution/realization in the period on temporary additions and exclusions - Result	2,521,524	3,517,758	2,485,261	2,739,092
Operations in the Period:	(443,368)	22,105	(442,225)	176,800
Negative Social Contribution Base	(196,693)	19,666	(196,608)	41,385
Tax loss	(246,675)	2,439	(245,617)	135,415
Constitution in the period on	-	-	(18,433)	24,986
Negative Social Contribution Base	-	-	(18,433)	524
Tax loss	-	-	-	24,462
Total deferred taxes	2,078,156	3,539,863	2,024,603	2,940,878
Income tax and social contribution	1,031,548	3,503,829	(1,013,901)	913,398
(1)	The calculation basis is Net Profit, after IR and CSLL.
(2)	Interest on Equity received and receivable is not included in the result of interests in associates and subsidiaries.
(3)	Effect of the difference in the rate for companies that are subject to the social contribution rate of 9% and 15%

e) Tax Expenses

		Bank		Consolidated
	01/01 to 06/30/2024	01/01 to 06/30/2023	01/01 to 06/30/2024	01/01 to 06/30/2023
Cofins (Contribution for Social Security Financing)	796,622	1,045,118	1,467,873	1,656,595
ISS (Tax on Services)	353,605	290,808	491,436	402,103
PIS (Tax on Revenue)	129,451	169,832	265,345	294,609
Others	116,559	133,081	127,427	150,566
Total	1,396,237	1,638,839	2,352,081	2,503,873

Individual and Consolidated Financial Statements | June 30, 2024, |61

*Values expressed in thousands, except when indicated

11. Other Assets

		Bank		Consolidated
	06/30/2024	12/31/2023	06/30/2023	12/31/2023
Securities and Credits Receivable (Note 7.a)
Credit Cards	44,449,249	43,318,428	44,449,249	43,318,428
Credit Rights (1)	28,137,569	32,272,330	31,928,650	35,741,687
Premium or Discount in Financial Asset Sale or Transfer Operations	563,442	214,077	563,442	214,077
Debtors for Guarantee Deposits:
For Filing Tax Appeals	5,794,090	5,656,205	7,693,585	7,503,965
For Filing Labor Appeals	1,666,759	1,735,205	1,764,788	1,834,873
Others - Civil	757,298	787,047	944,569	987,175
Contractual Guarantees from Former Controllers	496	496	496	496
Payments to be reimbursed	114,066	93,865	117,586	97,478
Salary Advances	244,507	129,513	472,516	542,314
Advances on Energy Contracts	-	-	3,977,955	2,750,937
Benefits Plan for Employees	260,077	272,437	325,152	338,820
Debtors for Purchase of Securities and Goods (Note 7.a)	382,229	399,190	529,682	551,727
Amounts Receivable from Related Companies	45,049	44,824	190,890	236,869
Income Receivable	3,128,985	3,399,401	3,326,724	3,156,621
Income Receivable (2)	950,941	1,036,387	965,168	979,728
Others (2)	17,806,208	13,845,180	9,187,905	8,669,768
Total	104,300,965	103,204,585	106,438,357	106,924,963

Current	93,088,273	91,933,523	92,334,024	92,881,898
Non-Current	11,212,692	11,271,062	14,104,333	14,043,065

(1)       Consists of operations with credit assignment characteristics, substantially composed of "Confirming" operations with legal entities subject to credit risk and analysis of expected losses associated with credit risk by segment, in accordance with risk policies from the bank.

(2)       In 2023, balances relating to prepaid expenses are included in the other line, reclassified from other values and assets for the purpose of better presentation.

12.	Information on Dependencies Abroad

Banco Santander is authorized to operate branches in Grand Cayman, the Cayman Islands, and Luxembourg. The agencies are duly authorized to carry out fundraising business in the international banking and capital markets to provide lines of credit to Banco Santander, which are then extended to Banco Santander customers for working capital and foreign trade financing. The agencies also receive deposits in foreign currency from corporate clients and individuals and grant credit to Brazilian and foreign clients, mainly to support commercial operations with Brazil.

The net result for the period of foreign branches, converted at the exchange rate in force on the balance sheet date included in the financial statements without eliminating transactions with affiliates, is:

	Grand Cayman Branch (1)		Luxembourg Branch (1)

	01/01 a 06/30/2024	01/01 a 06/30/2023	01/01 a 06/30/2024	01/01 a 06/30/2023
Result of the Period	971,991	248,126	1,146,242	1,027,299

	Grand Cayman Branch (1)		Luxembourg Branch (1)
	06/30/2024	12/31/2023	06/30/2024	12/31/2023
Assets	176,296,292	143,819,087	142,655,693	86,266,765
Current and Long-Term Realizable Assets	176,296,260	154,465,424	142,655,693	119,862,991
Permanent Assets	32	28	-	-
Total Assets	176,296,292	154,465,452	142,655,693	119,862,991
Current Liabilities and Long-Term Liabilities	137,678,333	121,105,599	119,862,915	100,565,467
Net Equity	38,617,959	33,359,853	22,792,778	19,297,524
Total Liabilities and Net Equity	176,296,292	154,465,452	142,655,693	119,862,991

(1)       The functional currency is Real.

Individual and Consolidated Financial Statements | June 30, 2024, |62

*Values expressed in thousands, except when indicated

13.	Interests of Subsidiaries and Affiliates

a)            Consolidation Perimeter

		Number of Shares or Quotas Owned (Thousand)			06/30/2024
Investments	Line of Activity	Common Shares and Quotas	Preferred Shares	Interest of Banco Santander	Shareholding
Controlled by Banco Santander
Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI)	Financial	50,159	-	100.00%	100.00%
Banco RCI Brasil S.A.	Bank	81	81	39.89%	39.89%
Esfera Fidelidade S.A.	Services provision	10,001	-	100.00%	100.00%
GIRA - Gestão Integrada de Recebíveis do Agronegócio S.A. (GIRA)	Technology	7,488	-	98.74%	100.00%
Em Dia Serviços Especializados em Cobrança Ltda.	Collection Management and Credit Recovery	257,306	-	100.00%	100.00%
Return Capital Serviços de Recuperação de Créditos S.A.	Collection Management and Credit Recovery	33,693	-	100.00%	100.00%
Rojo Entretenimento S.A.	Services provision	7,417	-	94.60%	94.60%
Sanb Promotora de Vendas e Cobrança Ltda.	Provision of Digital Media Services	71,181	-	100.00%	100.00%
Sancap Investimentos e Participações S.A. (Sancap)	Holding	23,538,159	-	100.00%	100.00%
Santander Brasil Administradora de Consórcio Ltda. (Santander Brasil Consórcio)	Consortium	872,186	-	100.00%	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A. (Santander CCVM)	Broker	14,067,640	14,067,640	99.99%	99.99%
Santander Corretora de Seguros, Investimentos e Serviços S.A. (Santander Corretora de Seguros)	Broker	7,184	-	100.00%	100.00%
Santander Holding Imobiliária S.A.	Holding	558,601	-	100.00%	100.00%
Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing)	Leasing	164	-	100.00%	100.00%
F1RST Tecnologia e Inovação Ltda.	Provision of Technology Services	241,941	-	100.00%	100.00%
SX Negócios Ltda.	Provision of Call Center Services	75,050	-	100.00%	100.00%
Tools Soluções e Serviços Compartilhados Ltda.	Services provision	192,000	-	100.00%	100.00%
Toro Participações S.A.	Holding	14,763	-	100.00%	100.00%
Subsidiaries of Aymoré CFI
Banco Hyundai Capital Brasil S.A.	Bank	150,000	-	0.00%	50.00%
Solution 4Fleet Consultoria Empresarial S.A. (Solution 4Fleet)	Technology	328	-	0.00%	80.00%
Subsidiaries of Santander Leasing
Banco Bandepe S.A.	Bank	3,589	-	0.00%	100.00%
Santander Distribuidora de Títulos e Valores Mobiliários S.A. (Santander DTVM)	Distributor	461	-	0.00%	100.00%
Subsidiaries of Sancap
Santander Capitalização S.A.	Capitalization	64,615	-	0.00%	100.00%
Evidence Previdência S.A.	Pension	42,819,564	-	0.00%	100.00%
Subsidiaries of Santander Holding Imobiliária S.A.
Summer Empreendimentos Ltda.	Real Estate	17,084	-	0.00%	100.00%
Subsidiaries of Santander Distribuidora de Títulos e Valores Mobiliários S.A.
Toro Corretora de Títulos e de Valores Mobiliários Ltda. (Toro CTVM)	Broker	21,559	-	0.00%	59.64%
Toro Investimentos S.A.	Investments	44,101	-	0.00%	13.23%
Subsidiaries of Toro Corretora de Títulos de Valores Mobiliários Ltda.
Toro Investimentos S.A.	Investments	289,361	-	0.00%	86.77%
Joint Subsidiary of Sancap
Santander Auto S.A.	Technology	22,452	-	0.00%	50.00%
Subsidiary of Toro Investimentos S.A.
Toro Asset Management S.A.	Investments	918,264	-	0.00%	100.00%

Individual and Consolidated Financial Statements | June 30, 2024, |63

*Values expressed in thousands, except when indicated

		Number of Shares or Quotas Owned (Thousand)			06/30/2024
Investments	Line of Activity	Common Shares and Quotas	Preferred Shares	Interest of Banco Santander	Shareholding
Joint Subsidiaries of Banco Santander
Estruturadora Brasileira de Projetos S.A. - (EBP)	Others	5,076	1,736	11.11%	11.11%
Gestora de Inteligência de Crédito S.A. (Gestora de Crédito)	Credit Bureau	8,144	1,756	15.56%	15.56%
Significant Influence by Banco Santander
Núclea S.A. (current name of CIP S.A.)	Others	9,248	-	17.53%	17.53%
Pluxee BenefÍcios Brasil S.A	Payment Method	191,342	-	20.00%	20.00%
Joint Subsidiaries of Santander Corretora de Seguros
Tecnologia Bancária S.A. (TecBan)	Others	743,944	68,771	0.00%	18.98%
Hyundai Corretora de Seguros Ltda.	Insurance Broker	1,000	-	0.00%	50.00%
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A.	Others	22,454	-	0.00%	20.00%
Biomas – Serviços Ambientais, Restauração e Carbono S.A.	Others	20,000	-	0.00%	16.66%
Fit Economia de Energia S.A. (1)	Others	10,400	-	0.00%	65.00%
Significant Influence by Santander Corretora de Seguros
Webmotors S.A.	Technology	182,197,214	-	0.00%	30.00%
Subsidiary of Webmotors S.A.
Loop Gestão de Pátios S.A. (Loop)	Services provision	23,243	-	0.00%	51.00%
Car10 Tecnologia e Informação S.A. (Car10)	Technology	6,591	-	0.00%	66.67%
Subsidiary of Car10 Tecnologia e Informação S.A.
Pag10 Fomento Mercantil Ltda.	Technology	100	-	0.00%	100.00%
Subsidiary of TecBan
Tbnet Comércio, Locação e Administração Ltda. (Tbnet)	Others	552,004	-	0.00%	100.00%
TecBan Serviços Integrados Ltda.	Others	10,800	-	0.00%	100.00%
Subsidiary of Tbnet
Tbforte Segurança e Transporte de Valores Ltda. (Tbforte)	Others	517,505	-	0.00%	100.00%

Consolidated Investment Funds

• Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento Abroad (Santander FI Amazonas);

• Santander Fundo de Investimento Diamantina Multimercado Private Credit for Investment Abroad (Santander FI Diamantina);

• Santander Fundo de Investimento Guarujá Multimercado Private Credit for Investment Abroad (Santander FI Guarujá);

• Santander Investment Fund SBAC Referenced DI Crédito Privado (Santander FI SBAC);

• Santander Paraty QIF PLC (Santander Paraty) (3);

• Sale of Credit Rights Investment Fund Vehicles (Sale of FIDC Vehicles) (1);

• Prime 16 – Real Estate Investment Fund (current name of BRL V - Real Estate Investment Fund - FII) (2);

• Santander FI Hedge Strategies Fund (Santander FI Hedge Strategies) (3);

• Multisegment Credit Rights Investment Fund NPL Ipanema VI - Non-Standardized (Fundo Investimento Ipanema NPL VI) (4);

• Santander Hermes Multimercado Crédito Privado Infrastructure Investment Fund;

• Wholesale Credit Rights Investment Fund – Non-Standardized (4);

• Current - Multimarket Investment Fund Private Credit Investment Abroad;

• Credit Rights Investment Fund – Getnet;

• Santander Flex Credit Rights Investment Fund (4);

• San Créditos Estruturados – Non-Standardized Credit Rights Investment Fund (4);

• D365 – Credit Rights Investment Fund (4);

• Tellus Credit Rights Investment Fund (4); It is

• Precato IV Credit Rights Investment Fund (4); and

•Santander Hera Renda Fixa Incentive Fund for Investment in Infrastructure Limited Liability.

(1)	The Renault manufacturer (an entity not belonging to the Santander Conglomerate) sells its duplicates to the Fund. This Fund exclusively purchases duplicates from the Renault manufacturer. In turn, Banco RCI Brasil S.A. holds 100% of its subordinated shares.
(2)	Banco Santander appeared as a creditor in certain overdue credit operations that had real estate as collateral. The operation to recover these credits consists of the contribution of properties as collateral for the capital of the Real Estate Investment Fund and the consequent transfer of the Fund's shares to Banco Santander, through payment in payment of the aforementioned credit operations.
(3)	Banco Santander, through its subsidiaries, holds the risks and benefits of Santander Paraty and the Santander FI Hedge Strategies Subfund, resident in Ireland, and both are fully consolidated in their Consolidated Financial Statements. Santander Paraty does not have its own equity position, with all records coming from the financial position of Santander FI Hedge Strategies.
(4)	Fund controlled by Return Capital Serviços de Recuperação de Crédito S.A.

Individual and Consolidated Financial Statements | June 30, 2024, |64

*Values expressed in thousands, except when indicated

b) Composition of Investments

						Bank
	Adjusted Net Equity	Adjusted Net Equity	Value of Investments		Equity Income Result
	06/30/2024	01/01 to 06/30/2024	06/30/2024	12/31/2023	01/01 to 06/30/2024	01/01 to 06/30/2023
Subsidiaries of Banco Santander
Aymoré CFI	23,635,873	797,135	23,635,873	22,838,738	797,135	1,121,581
Banco RCI Brasil S.A.	1,380,753	95,932	550,795	508,035	38,268	24,366
Em Dia Serviços Especializados em Cobrança Ltda.	213,829	(388)	213,829	214,216	(388)	(35,009)
Esfera Fidelidade S.A.	1,309,962	401,918	1,309,962	908,089	401,873	406,940
Return Capital Serviços de Recuperação de Créditos S.A.	7,858,093	393,896	7,858,093	7,482,700	396,083	455,463
Sancap	1,200,147	274,070	1,200,147	1,223,774	274,070	281,759
Santander Brasil Consórcio	1,297,262	269,362	1,297,262	1,027,901	269,362	305,971
Santander CCVM	989,770	18,675	989,768	975,593	18,675	28,769
Santander Corretora de Seguros	7,159,538	698,140	7,158,666	6,462,279	698,140	1,478,835
Santander Leasing	11,673,504	370,718	11,673,504	11,445,416	370,718	354,493
SX Tools Soluções e Serviços Compartilhados Ltda.	238,945	8,698	238,945	230,246	8,698	17,596
Toro Participacoes S.A	136,519	1,861	136,519	-	1,861	-
Significant Influence by Banco Santander
CIP S.A.	1,977,016	269,990	353,293	503,922	48,247	52,613
Pluxee Benefícios Brasil S.A. (1)	10,220,000	-	2,044,000	-	-	-
Others	1,690,086	(28,671)	1,390,337	1,390,337	(10,244)	(21,153)
Total	70,981,297	3,571,336	60,050,993	55,119,210	3,312,498	4,472,224

						Consolidated
	Adjusted Net Equity	Adjusted Net Equity	Value of Investments		Equity Income Result
	06/30/2024	01/01 to 06/30/2024	06/30/2024	12/31/2023	01/01 to 06/30/2024	01/01 to 06/30/2023
Jointly controlled directly and indirectly by Banco Santander
Biomas – Serviços Ambientais, Restauração e Carbono S.A.	34,768	(16,743)	5,795	3,585	(2,791)	71
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A.	205,885	(6,940)	41,177	42,565	(1,388)	(673)
EBP	3,548	1,675	394	208	186	10
Gestora de Crédito	348,722	(14,664)	54,226	56,507	(2,280)	(2,950)
Hyundai Corretora de Seguros Ltda.	3,930	716	1,965	1,607	358	118
PSA Corretora	-	-	-	-	-	1,226
Santander Auto	95,239	24,041	47,620	36,762	12,021	9,808
TecBan	1,012,279	44,679	192,131	183,650	8,480	(4,978)
Significant Influence by Santander Corretora de Seguros
Webmotors S.A.	480,860	88,779	144,258	106,956	26,634	26,281
Significant Influence by Banco Santander
CIP S.A.	1,977,016	275,227	353,293	503,922	48,247	52,614
Pluxee Benefícios Brasil S.A. (1)	10,220,000	-	2,044,000	-	-	-
Total	14,382,247	396,770	2,884,859	935,762	89,467	81,527

(1) The balance of the acquisition of stake in Pluxee includes your investment in its subsidiary, Pluxee Instituição de Pagamento S.A. (Current name of “Ben Benefícios e Serviços Instituição de Pagamento S.A”) and goodwill generated from expected future profitability, as described in the Note 29.c

Individual and Consolidated Financial Statements | June 30, 2024, |65

*Values expressed in thousands, except when indicated

14.	Fixed Assets in Use
						Bank
			06/30/2024			12/31/2023
	Cost	Depreciation	Net	Cost	Depreciation	Net
Real Estate	2,375,115	(1,015,064)	1,360,051	2,385,144	(991,889)	1,393,255
Land	611,482	-	611,482	613,619	-	613,619
Buildings	1,763,633	(1,015,064)	748,569	1,771,525	(991,889)	779,636
Other Fixed Assets for Use	13,413,588	(9,973,572)	3,440,016	13,559,747	(9,701,225)	3,858,522
Installations, Furniture and Equipment	5,544,187	(4,200,962)	1,343,225	5,641,818	(4,080,962)	1,560,856
Data Processing Equipment	3,009,445	(2,123,435)	886,010	2,958,597	(1,960,612)	997,985
Improvements to Third Party Properties	3,838,597	(2,917,523)	921,074	3,946,673	(2,964,733)	981,940
Security and Communications Systems	959,788	(698,737)	261,051	945,019	(664,032)	280,987
Others	61,571	(32,915)	28,656	67,640	(30,886)	36,754
Total	15,788,703	(10,988,636)	4,800,067	15,944,891	(10,693,114)	5,251,777

						Bank
			01/01 to 06/30/2024			01/01 to 06/30/2023
	Cost	Accumulated Depreciation	Total	Cost	Accumulated Depreciation	Total

Balance at the Beginning of the Year	15,944,891	(10,693,114)	5,251,777	16,029,469	(10,317,194)	5,712,275
Additions	201,558	-	201,558	560,786	-	560,786
Depreciation	-	(583,642)	(583,642)	-	(647,615)	(647,615)
Write-offs	(357,746)	288,120	(69,626)	(298,642)	225,316	(73,326)
Transfers	-	-	-	16,340	(12,389)	3,951
Balance at the End of the Period	15,788,703	(10,988,636)	4,800,067	16,307,953	(10,751,882)	5,556,071

						Consolidated
			06/30/2024			12/31/2023
	Cost	Depreciation	Net	Cost	Depreciation	Net
Real Estate	2,609,147	(1,076,637)	1,532,510	2,617,403	(1,049,217)	1,568,186
Land	656,052	-	656,052	658,187	-	658,187
Buildings	1,953,095	(1,076,637)	876,458	1,959,216	(1,049,217)	909,999
Others Fixed Assets	13,857,156	(10,166,885)	3,690,271	13,956,282	(9,869,620)	4,086,662
Installations, Furniture and Equipment	5,661,908	(4,274,567)	1,387,341	5,693,158	(4,137,663)	1,555,495
Data Processing Equipment	3,159,835	(2,142,631)	1,017,204	3,117,011	(1,977,807)	1,139,204
Improvements to Third Party Properties	4,001,599	(3,014,541)	987,058	4,110,261	(3,055,802)	1,054,459
Security and Communications Systems	964,076	(702,205)	261,871	949,249	(667,430)	281,819
Others	69,738	(32,941)	36,797	86,603	(30,918)	55,685
Total	16,466,303	(11,243,522)	5,222,781	16,573,685	(10,918,837)	5,654,848

						Consolidated
			01/01 to 06/30/2024			01/01 to 06/30/2023
	Cost	Accumulated Depreciation	Total	Cost	Accumulated Depreciation	Total

Balance at the Beginning of the Year	16,573,685	(10,918,837)	5,654,848	16,635,937	(10,520,884)	6,115,053
Additions	264,348	-	264,348	624,643	-	624,643
Depreciation	-	(615,627)	(615,627)	-	(684,148)	(684,148)
Write-offs	(363,235)	291,367	(71,868)	(378,017)	256,316	(121,701)
Transfers	(8,495)	(425)	(8,920)	(451)	4,302	3,851
Balance at the End of the Period	16,466,303	(11,243,522)	5,222,781	16,882,112	(10,944,414)	5,937,698

Individual and Consolidated Financial Statements | June 30, 2024, |66

*Values expressed in thousands, except when indicated

15.	Intangibles
				Bank
			06/30/2024	12/31/2023
	Cost	Amortization	Net	Net
Goodwill in the Acquisition of Controlled Companies	27,220,515	(27,017,298)	203,217	303,073
Other Intangible Assets	14,587,928	(7,788,014)	6,799,914	6,779,882
Acquisition and Development of Software	9,980,395	(5,701,677)	4,278,718	4,104,278
Payroll Acquisition Rights	4,434,153	(1,924,523)	2,509,630	2,654,124
Others	173,380	(161,814)	11,566	21,480
Total	41,808,443	(34,805,312)	7,003,131	7,082,955

				Bank
			06/30/2024	12/31/2023
	Cost	Amortization	Net	Net
Balance at the Beginning of the Year	41,237,399	(34,154,444)	7,082,955	6,315,142
Additions (1)	901,708	-	901,708	3,678,961
Amortization	-	(981,337)	(981,337)	(2,018,678)
Write-offs	(330,664)	330,469	(195)	(897,488)
Transfers	-	-	-	5,018
Balance at the End of the Period	41,808,443	(34,805,312)	7,003,131	7,082,955

				Consolidated
			06/30/2024	12/31/2023
	Cost	Amortization	Net	Net
Goodwill in the Acquisition of Controlled Companies	28,273,819	(27,540,253)	733,566	887,252
Other Intangible Assets	15,185,978	(8,103,572)	7,082,406	7,074,300
Acquisition and Development of Logicals	10,578,065	(6,017,236)	4,560,829	4,398,186
Payroll Acquisition Rights	4,434,153	(1,924,523)	2,509,630	2,654,124
Others	173,760	(161,813)	11,947	21,990
Total	43,459,797	(35,643,825)	7,815,972	7,961,552

				Consolidated
			06/30/2024	12/31/2023
	Cost	Amortization	Net	Net
Balance at the Beginning of the Year	42,895,970	(34,934,418)	7,961,552	7,292,141
Additions (1)	975,248	-	975,248	3,678,961
Amortization	-	(1,078,659)	(1,078,659)	(2,117,080)
Write-offs	(438,888)	375,927	(62,961)	(897,488)
Transfers	27,467	(6,675)	20,792	5,018
Balance at the End of the Period	43,459,797	(35,643,825)	7,815,972	7,961,552

(1) See logic acquisition.

For the semester ending in June 30, 2024, there no was impairment of Rights for Acquisition of Payroll and Development of Logics.

Individual and Consolidated Financial Statements | June 30, 2024, |67

*Values expressed in thousands, except when indicated

16.	Funding

a) Opening of Equity Accounts

						Bank
					06/30/2024	12/31/2023
	No maturity	Up to 3 Months	From 3 to 12 Months	More than 12 months	Total	Total
Deposits	97,904,468	119,243,009	129,342,397	150,297,706	496,787,580	475,535,132
Demand Deposits	39,772,892	-	-	-	39,772,892	41,280,250
Savings Deposits	57,979,899	-	-	-	57,979,899	58,111,966
Interbank Deposits	-	2,389,094	1,124,998	252,222	3,766,314	4,111,360
Time Deposits (1)	151,677	116,853,915	128,217,399	150,045,484	395,268,475	372,031,556
Open Market Funding	-	121,997,454	13,419,513	21,401,449	156,818,416	141,939,228
Own Portfolio	-	55,124,432	562,106	33,362	55,719,900	61,343,482
Public Securities	-	39,245,916	523,585	8,601	39,778,102	39,730,093
Others	-	15,878,516	38,521	24,761	15,941,798	21,613,389
Third-Party Portfolio	-	66,622,960	-	-	66,622,960	62,025,098
Free Movement Portfolio	-	250,062	12,857,407	21,368,087	34,475,556	18,570,648
Acceptance and Issuance Resources	-	12,877,496	62,449,663	89,974,723	165,301,882	167,198,665
Resources for Real Estate, Mortgage, Credit and Similar Letters	-	6,920,006	51,435,635	55,461,987	113,817,628	116,770,927
Real Estate Credit Letters - LCI (2)	-	2,542,024	16,956,459	21,937,137	41,435,620	41,677,823
Agribusiness Letters of Credit - LCA	-	1,287,374	21,858,496	16,802,281	39,948,151	36,422,804
Financial Letters - LF (3)	-	2,815,427	9,970,724	2,881,480	15,667,631	22,729,058
Guaranteed Real Estate Notes - LIG (4)	-	275,181	2,649,956	13,841,089	16,766,226	15,941,242
Obligations for Securities Abroad	-	3,917,573	7,219,787	25,988,037	37,125,397	38,257,726
Structured Operations Certificates	-	2,039,917	3,794,241	8,524,699	14,358,857	12,170,012
Obligations for Loans and Transfers	-	38,173,280	59,737,324	10,547,561	108,458,165	89,571,840
Obligations for Loans Abroad	-	37,348,810	57,380,190	4,592,300	99,321,300	77,239,162
Export and Import Financing Lines	-	18,953,390	42,109,404	5,285	61,068,079	50,490,555
Other Lines of Credit	-	18,395,420	15,270,786	4,587,015	38,253,221	26,748,607
Obligations for Country Transfers	-	824,470	2,357,134	5,955,261	9,136,865	12,332,678
Total	97,904,468	292,291,239	264,948,897	272,221,439	927,366,043	874,244,865

Current	97,904,468	292,291,239	264,948,897	-	655,144,604	599,568,298

Individual and Consolidated Financial Statements | June 30, 2024, |68

*Values expressed in thousands, except when indicated

Non-Current	-	-	-	272,221,439	272,221,439	274,676,567

						Consolidated
					06/30/2024	12/31/2023
	No maturity	Up to 3 Months	From 3 to 12 Months	More than 12 months	Total	Total
Deposits	97,467,385	119,825,308	129,269,328	150,512,265	497,074,286	475,701,951
Demand Deposits	39,159,260	-	-	-	39,159,260	40,967,118
Savings Deposits	57,979,899	-	-	-	57,979,899	58,111,966
Interbank Deposits	-	2,742,827	1,065,769	542,181	4,350,777	4,263,954
Term Deposits (1)	151,677	117,082,481	128,203,559	149,970,084	395,407,801	372,200,427
Other Deposits	176,549	-	-	-	176,549	158,486
Money Market Funding	-	108,742,466	13,419,513	21,401,449	143,563,428	134,793,745
Own Portfolio	-	45,183,987	562,106	33,362	45,779,455	55,967,171
Public Securities	-	29,306,777	523,585	8,601	29,838,963	34,353,782
Others	-	15,877,210	38,521	24,761	15,940,492	21,613,389
Third-Party Portfolio	-	63,308,417	-	-	63,308,417	60,255,925
Free Movement Portfolio	-	250,062	12,857,407	21,368,087	34,475,556	18,570,649
Acceptance and Issuance Resources	-	12,673,930	60,391,790	77,907,323	150,973,043	149,203,270
Foreign Exchange Acceptance Resources	-	93,461	392,924	978,379	1,464,764	1,339,088
Resources for Real Estate, Mortgage, Credit and Similar Letters	-	7,463,562	53,253,650	58,840,701	119,557,913	122,082,082
Real Estate Credit Letters - LCI (2)	-	2,542,024	16,956,459	21,937,137	41,435,620	41,677,823
Agribusiness Letters of Credit - LCA	-	1,287,374	21,858,496	16,802,281	39,948,151	36,422,804
Financial Letters - LF (3)	-	3,358,983	11,788,739	6,260,194	21,407,916	28,040,213
Guaranteed Real Estate Notes - LIG (4)	-	275,181	2,649,956	13,841,089	16,766,226	15,941,242
Obligations for Securities Abroad	-	3,076,990	2,950,975	9,563,544	15,591,509	13,612,088
Structured Operations Certificates	-	2,039,917	3,794,241	8,524,699	14,358,857	12,170,012
Obligations for Loans and Transfers	-	38,179,657	59,737,324	10,547,561	108,464,542	89,635,879
Loan Obligations in the Country	-	5,808	-	-	5,808	64,039
Obligations for Loans Abroad	-	37,349,379	57,380,190	4,592,300	99,321,869	77,239,162
Export and Import Financing Lines	-	18,953,959	42,109,404	5,285	61,068,648	50,490,555
Other Lines of Credit	-	18,395,420	15,270,786	4,587,015	38,253,221	26,748,607
Obligations for Country Transfers	-	824,470	2,357,134	5,955,261	9,136,865	12,332,678

Individual and Consolidated Financial Statements | June 30, 2024, |69

*Values expressed in thousands, except when indicated

Total	97,467,385	279,421,361	262,817,955	260,368,598	900,075,299	849,334,845

Current	97,467,385	279,421,361	262,817,955	-	639,706,701	581,902,229
Non-Current	-	-	-	260,368,598	260,368,598	267,432,616

(1)       They consider the maturities established in the respective applications, with the possibility of immediate withdrawal, in advance of their maturity date.

(2)       Real estate credit bills are fixed income securities backed by real estate credits and guaranteed by a mortgage or fiduciary sale of real estate. On June 30, 2024, they have a maturity date between 2024 and 2034.

(3)       The main characteristics of financial bills are a minimum term of two years, a minimum nominal value of R$50 and permission for early redemption of only 5% of the amount issued. On June 30, 2024, they have a maturity date between 2024 and 2034.

(4)       Guaranteed Real Estate Bills are fixed income securities backed by Real Estate credits guaranteed by the issuer and by a pool of real estate credits separate from the issuer's other assets. On June 30, 2024, they have a maturity date between 2024 and 2035 (12/31/2023 - with a maturity date between 2024 and 2035).

Individual and Consolidated Financial Statements | June 30, 2024, |70

*Values expressed in thousands, except when indicated

At the Bank and Consolidated, the export and import financing lines are resources raised from financial institutions abroad, intended for investment in commercial exchange operations, relating to discounting of export bills and pre-financing for export and import, whose Maturities run until the year 2029 (12/31/2023 - until the year 2030) and are subject to financial charges, corresponding to exchange rate variation plus interest ranging from 1.05% to 12.32% a.a. (12/31/2023 - from 0.04% a.a. to 3.02% a.a.).

The country's onlending obligations - official institutions incur financial charges corresponding to the TJLP, exchange variation of the BNDES currency basket or the exchange variation of the US Dollar, plus interest, in accordance with the operational policies of the BNDES System.

b) Obligations for Securities Abroad

				Bank		Consolidated
			06/30/2024	12/31/2023	06/30/2024	12/31/2023
Issuance	Maturity until	Interest Rate (p.a.)	Total	Total	Total	Total
2018	2025	Up to 6,4% + CDI	-	207,098	-	-
2019	2027	Up to 9% + CDI	756,999	1,115,221	-	-
2020	2027	Up to 9% + CDI	337,743	464,379	-	-
2021	2031	Up to 9% + CDI	5,978,840	7,584,269	3,751,189	3,337,315
2022	2035	Up to 9% + CDI	3,077,114	4,950,983	1,657,106	1,918,929
2023	2031	Up to 9% + CDI	15,661,915	23,935,776	4,848,624	8,355,844
2024	2033	Up to 9% + CDI	11,312,786	-	5,334,590	-
Total			37,125,397	38,257,726	15,591,509	13,612,088

c) Opening of income accounts

		Bank		Consolidated
	01/01 to 06/30/2024	01/01 to 06/30/2023	01/01 to 06/30/2024	01/01 to 06/30/2023

Term Deposits (1) (2)	19,563,017	14,643,665	17,596,480	12,569,533
Savings Deposits	1,844,256	2,226,711	1,844,256	2,226,711
Interbank Deposits	215,717	391,762	196,294	274,293
Fundraising on the Open Market	7,113,241	7,342,309	6,764,916	6,813,435
Update and Interest on Pension and Capitalization Provisions	-	-	132,415	162,181
Acceptance and Issuance Resources	28,686,865	6,305,846	29,073,150	6,673,599
Others (3)	2,210,284	(937,828)	2,167,121	(936,669)
Total	59,633,380	29,972,465	57,774,632	27,783,083

(1) At the Bank and Consolidated, it includes the recording of interest in the amount of R$1,129,724 (2023 - R$ 200,570), referring to the issuance of a Debt Instrument Eligible for Tier I and II Capital (Note 16.b).

(2) Includes exchange rate variation expenses in the amount of R$3,671,538 in the Bank and Consolidated (2023 - R$ 308,064).

(3) As of June 30, 2024, it mainly refers to exchange rate variation expenses in the Bank and Consolidated.

17.	Other Financial Liabilities
a.	Composition
	Bank
	06/30/2024	12/31/2023
Foreign Exchange Portfolio	88,040,924	63,753,620
Securities Negotiation and Intermediation	1,190,945	313,080
Equity Eligible Debt Instruments	21,381,908	19,626,967
Collection and Collection of Taxes and Similar	2,827,493	146,792
Interdependencies and Interfinancial Relations	6,251,525	6,438,024
Total	119,692,795	90,278,483

Current	106,466,182	78,170,338
Non-Current	13,226,613	12,108,145

Individual and Consolidated Financial Statements | June 30, 2024, |71

*Values expressed in thousands, except when indicated

	Consolidated
	06/30/2024	12/31/2023
Foreign Exchange Portfolio	88,040,924	63,753,620
Securities Negotiation and Intermediation	7,256,941	2,785,941
Equity Eligible Debt Instruments	21,381,908	19,626,967
Collection and Collection of Taxes and Similar	2,867,388	178,846
Interdependencies and Interfinancial Relations	6,251,525	6,438,025
Total	125,798,686	92,783,399

Current	109,996,614	78,162,872
Non-Current	15,802,072	14,620,527

b.	Debt Instruments Eligible to Capital

The details of the balance of the item Debt Instruments Eligible for Capital referring to the issuance of capital instruments to compose Level I and Level II of the PR due to the Capital Optimization Plan, are as follows:

					Bank/Consolidated
					06/30/2024	12/31/2023
Equity Eligible Debt Instruments	Issuance	Maturity	Issue Value (in Millions)	Interest Rate (p.a.) (1)	Total	Total
Notes - Level I (1)	November - 18	No Maturity (Perpetual)	US$1.250	8,913%	7,038,084	6,116,218
Financial Bills - Level II (2)	November - 21	November - 31	R$5.300	CDI+2%	7,515,085	7,072,124
Financial Bills - Level II (2)	December - 21	December - 31	R$200	CDI+2%	283,348	266,647
Financial Bills - Level II (2)	October - 23	October - 33	R$6.000	CDI+1,6%	6,545,391	6,171,978
Total					21,381,908	19,626,967

(1) The issues were made through the Cayman Agency and there is no Income Tax at Source, and interest is paid semi-annually, starting from May 8, 2019.

(2) Financial Bills issued in November 2021 and October 2023 have redemption and repurchase options.

Notes have the following common characteristics:

(a) Unit value of at least US$150 thousand and in integral multiples of US$1 thousand when exceeding this minimum value;

(b) The Notes may be repurchased or redeemed by Banco Santander after the 5th (fifth) anniversary from the date of issue of the Notes, at the Bank's sole discretion or due to changes in the tax legislation applicable to the Notes; or at any time, due to the occurrence of certain regulatory events.

18.	Other Liabilities
		Bank		Consolidated
	06/30/2024	12/31/2023	06/30/2024	12/31/2023
Technical Provision for Capitalization Operations	-	-	4,282,636	4,382,123
Obligations with Credit Cards	45,780,504	44,790,626	45,780,593	45,143,460
Provision for Tax Risks and Legal Obligations (Note 19.b)	2,599,601	2,326,237	2,794,628	2,521,560
Provision for Judicial Proceedings and Administrative - Labor and Civil Actions (Note 19.b)	6,259,216	5,735,086	6,776,663	6,189,357
Provision for Financial Guarantees Provided	516,679	550,374	516,679	550,374
Benefits Plan for Employees (Note 27)	2,052,538	2,508,983	2,088,632	2,543,504
Obligations for Acquisition of Goods and Rights	4,095	5,376	4,095	5,376
Provision for Payments to be Made
Personnel Expenses	1,654,070	1,807,154	2,231,749	2,338,857
Administrative Costs	202,086	260,989	443,633	623,225
Others Payments	50,603	48,466	153,042	159,725
Creditors for Resources to be Released	1,185,677	1,053,873	1,185,677	1,053,873
Obligations for Provision of Payment Service	557,683	591,592	557,683	591,592
Suppliers	895,815	802,212	1,206,533	1,304,360
Social and Statutory	446,648	523,514	457,828	585,339
Obligations with TVM Foreign Operations	4,030,614	3,510,605	4,030,614	3,510,605
Debts with Insurance Operations	-	-	1,622,811	1,696,572
Others (1)	14,556,673	10,137,251	18,624,618	13,989,486
Total	80,792,502	74,652,338	92,758,114	87,189,388

Current	14,480,443	12,525,591	25,282,788	23,902,138
Non Current	66,312,059	62,126,747	67,475,326	63,287,250

(1) Composed mainly of exchange rate variations relating to Notes, balances arising from the reward program and other commitments for resources to be settled.

Individual and Consolidated Financial Statements | June 30, 2024, |72

*Values expressed in thousands, except when indicated

a) Provision for Financial Guarantees Provided

The classification of guarantee operations provided to constitute provisioning is based on the estimate of the risk involved. It results from the process of evaluating the quality of customers and operations, using a statistical model based on quantitative and qualitative information or by a specialized credit analyst, which allows them to be classified according to their probability of default, based on objective internal and market variables. (bureaus), previously identified as predictive of the probability of default. After this assessment, the operations are classified according to the provisioning ratings, with reference to CMN Resolution No. 2,682/1999. Through this analysis, the provision values are recorded to cover each operation, considering the type of guarantee provided, in accordance with the requirements of CMN Resolution No. 4,512/2016.

			Bank/Consolidated
		06/30/2024		12/31/2023
Type of Financial Guarantee	Balance Guarantees Provided	Provision	Balance Guarantees Provided	Provision
Linked to International Merchandise Trade	4,488,604	109,513	5,094,679	100,147
Linked to Bids, Auctions, Provision of Services or Execution of Works	16,802,823	12,390	7,020,490	8,909
Linked to the Supply of Goods	2,864,030	1,946	2,768,318	1,985
Linked to the Distribution of Securities by Public Offer	1,310,000	-	-	-
Guarantee in Legal and Administrative Proceedings of Fiscal Nature	13,720,440	341,790	13,688,909	327,298
Other Guarantees	100,060	2,112	90,386	1,840
Other Bank Guarantees	18,157,656	36,649	31,184,916	60,216
Other Financial Guarantees	4,762,202	12,278	2,062,860	49,979
Total	62,205,815	516,678	61,910,558	550,374

Movement of the Provision for Financial Guarantees Provided

	Bank/Consolidated
	01/01 to 06/30/2024	01/01 to 06/30/2023
Balance at Beginning	550,374	413,437
Constitution	29,752	138,358
Reversal (1)	(63,447)	(25.980)
Balance at End	516,679	525,815

(1) Corresponds to honored guarantees, change in rating or provision set up in the Provision for Expected Losses Associated with Credit Risk line.

19.	Provisions, Contingent Liabilities, Contingent Assets and Legal Obligations - Tax and Social Security

a) Contingent Assets

In the Bank and Consolidated, as of June 30, 2024, and December 31, 2023, no assets were recognized in the accounting contingents.

b) Patrimonial Balances of Provisions for Judicial and Administrative Proceedings and Legal Obligations by Nature

		Bank		Consolidated
	06/30/2024	12/31/2023	06/30/2024	12/31/2023
Provision for Tax Risks and Legal Obligations (Note 18)	2,599,601	2,326,237	2,794,628	2,521,560
Provision for Judicial Proceedings and Administrative - Labor and Civil Actions (Note 18)	6,259,216	5,734,590	6,776,663	6,188,861
Labor Suits	3,397,331	3,051,424	3,658,330	3,291,702
Civil Suits	2,861,885	2,683,166	3,118,333	2,897,159
Total	8,858,817	8,060,827	9,571,291	8,710,421

Individual and Consolidated Financial Statements | June 30, 2024, |73

*Values expressed in thousands, except when indicated

c) Movement of Provisions for Judicial and Administrative Proceedings and Legal Obligations

						Bank
			01/01 to 06/30/2024			01/01 to 06/30/2023
	Tax (1)	Labor	Civil	Tax	Labor	Civil
Initial Balance	2,326,237	3,051,424	2,683,166	4,141,393	1,532,949	2,724,425
Net Reversal Constitution (2)	267,959	1,281,823	464,999	(1,873,869)	1,267,593	288,677
Restatement	73,520	80,127	122,454	76,355	35,449	147,762
Write-offs by Payment	(68,115)	(1,016,043)	(408,734)	(56,507)	(557,793)	(324,084)
Final Balance	2,599,601	3,397,331	2,861,885	2,287,372	2,278,198	2,836,780
Guarantee Deposits - Other Credits	1,884,041	601,690	266,509	1,739,356	798,090	307,006
Guarantee Deposits - Securities	3,044	100,195	6	2,795	353	9
Total Guarantee Deposits (3)	1,887,085	701,885	266,515	1,742,151	798,443	307,015

						Consolidated
			01/01 to 06/30/2024			01/01 to 06/30/2023
	Tax (1)	Labor	Civil	Tax	Labor	Civil
Initial Balance	2,521,560	3,291,702	2,897,159	6,722,249	1,711,146	2,883,056
Net Reversal Constitution (2)	274,530	1,359,681	598,788	(4,101,201)	1,357,031	426,431
Restatement	78,117	87,159	125,146	87,298	38,033	150,483
Write-offs by Payment	(79,579)	(1,080,212)	(502,760)	(99,092)	(599,274)	(437,361)
Final Balance	2,794,628	3,658,330	3,118,333	2,609,254	2,506,936	3,022,609
Guarantee Deposits - Other Credits	3,197,889	630,923	274,204	3,120,278	842,764	315,511
Guarantee Deposits - Securities	4,281	100,195	6	3,952	353	9
Total Guarantee Deposits (3)	3,202,170	731,118	274,210	3,124,230	843,117	315,520

(1) Tax risks include the constitution of provisions for taxes related to judicial and administrative proceedings and legal obligations, recorded in tax expenses.

(2) In 2023, includes the reversal of the provision for PIS and COFINS processes relating to the questioning of Law No. 9,718/98 (See note 25).

(3) Refer to the amounts of guarantee deposits, limited to the value of the provision for contingencies classified as probable. The value of deposits for other contingencies classified as possible or remote, at the Bank is R$ 5,358 million and at Consolidated it is R$ 6,623 million.

d) Tax, Social Security, Labor and Civil Provisions

Banco Santander and its subsidiaries are an integral part in legal and administrative proceedings of a tax, social security, labor and civil nature, arising in the normal course of their activities.

The provisions were constituted based on the nature, complexity and history of the actions and the loss assessment of the companies' actions based on the opinions of internal and external legal advisors. Banco Santander's policy is to fully provision the value at risk of shares whose assessment is probable loss.

Management understands that the provisions set up are sufficient to cover possible losses resulting from legal proceedings and administrative as follows:

d.1) Judicial and Administrative Proceedings of a Tax and Social Security Nature

Main legal proceedings and administrativeAssets with probable risk of loss

Banco Santander and its controlled companies are parties to legal and administrative proceedings related to tax and social security discussions, which are classified based on the opinion of legal advisors, as a probable risk of loss.

Provisional Contribution on Financial Transactions (CPMF) in Customer Operations - R$ 1,133 million (12/31/2023 - R$ 1,099 million) in the Bank and Consolidated: in May 2003, the Brazilian Federal Revenue Service issued a tax assessment notice on Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM) and another case at Banco Santander (Brasil) S.A. The object of the case was the collection of CPMF on operations carried out by Santander DTVM in the management of its customers' resources and clearing services provided by the Bank to Santander DTVM, which occurred during the years 2000, 2001 and 2002. The administrativeAssets process ended unfavorably for both Companies. On July 3, 2015, Banco and Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A. and Santander DTVM) filed a lawsuit seeking to cancel both tax debts. Said action had an unfounded sentence and ruling, which led to the filing of a Special Appeal to the STJ and an Extraordinary Appeal to the STF, which are awaiting judgment. Based on the assessment of legal advisors, a provision was set up to cover the loss considered probable in the legal action.

Individual and Consolidated Financial Statements | June 30, 2024, |74

*Values expressed in thousands, except when indicated

National Social Security Institute (INSS) - R$ 139 million in the Bank and R$ 140 million in Consolidated (12/31/2023 - R$ 137 million in the Bank and R$ 138 million in Consolidated): Banco Santander and the controlled companies discuss administratively and judicially the collection of the contribution social security and education salary on various funds that, according to the assessment of legal advisors, do not have a salary nature.

Service Tax (ISS) - Financial Institutions – R$ 394 million in the Bank and R$ 411 million in Consolidated (12/31/2023 - R$ 365 million in the Bank and R$ 379 million in Consolidated): Banco Santander and the controlled companies are administratively and judicially discussing the requirement, for several municipalities, from the payment of ISS on various revenues arising from operations that are not usually classified as provision of services. Furthermore, other actions involving ISS, classified as possible risk of loss, are described in note 19.e.

d.2) Judicial and Administrative Proceedings of a Labor Nature

These are actions filed by Unions, Associations, the Public Ministry of Labor and former employees claiming labor rights that they believe are due, in particular the payment of “overtime” and other labor rights, including processes related to retirement benefits.

For lawsuits considered common and similar in nature, provisions are recorded based on the historical average of closed lawsuits. Actions that do not meet the previous criteria are provisioned in accordance with an individual assessment carried out, with provisions being constituted based on the probable risk of loss, the law and jurisprudence in accordance with the loss assessment carried out by legal advisors.

Former Banespa Employees.

Class action filed by AFABESP (association of retirees and former Banespa employees) requesting the payment of a semi-annual bonus provided for in the old BANESPA bylaws. The final decision in the action was unfavorable to Santander. With this, each beneficiary of the decision can file an individual action to receive the amount due. The risk of loss was classified as probable.

As the rulings adopted different positions for each case, a procedure called Repetitive Demand Resolution Incident (IRDR) was initiated before the Regional Labor Court (TRT) with the aim of establishing objective criteria regarding the theses defended by the Bank, mainly the statute of limitations and payment limitations until December 2006 (referring to the creation of Plan V). On March 11, 2024, the IRDR incident was admitted for future trial and the suspension of all processes that are in second instance (TRT) and filed in São Paulo (Capital) and other cities that are part of the jurisdiction of the TRT of São Paulo.

Finally, due to the divergence of interpretation of the labor statute of limitations provided for in the Federal Constitution, an Action Alleging Non-compliance with Fundamental Precepts (ADPF) was also filed, so that the Federal Supreme Court (STF) could resolve the issue and indicate the correct deadline to be used in individual cases filed.

On June 27, 2024, an agreement was signed between the Bank and the parties involved (AFABESP and legal advisors), before the TRT, establishing criteria and conditions for the settlement of individual actions. The implementation of the agreement depends on the individual manifestation and adherence of each beneficiary in the respective actions, which can be carried out until 07/31/2024, and can be extended until 08/15/2024.

d.3) Judicial and Administrative Proceedings of a Civil Nature

These provisions generally arise from: (1) actions requesting a review of contractual terms and conditions or requests for monetary adjustments, including alleged effects of the implementation of various government economic plans, (2) actions arising from financing contracts, (3) enforcement actions; and (4) actions for compensation for losses and damages. For civil actions considered common and similar in nature, provisions are recorded based on the historical average of closed cases. Claims that do not meet the previous criteria are provisioned in accordance with an individual assessment carried out, with provisions being constituted based on the probable risk of loss, the law and jurisprudence in accordance with the loss assessment carried out by legal advisors.

The main processes classified as probable loss risk are described below:

Compensation Suits - Refer to compensation for material and/or moral damage, relating to the consumer relationship, mainly dealing with issues relating to credit cards, direct consumer credit, current accounts, billing and loans and other matters. In actions relating to causes considered similar and usual for the business, in the normal course of the Bank's activities, the provision is constituted based on the historical average of closed processes. Actions that do not meet the previous criteria are provisioned in accordance with an individual assessment carried out, with provisions being constituted based on the probable risk of loss, the law and jurisprudence in accordance with the loss assessment carried out by legal advisors.

Economic Plans - They refer to judicial discussions, which plead alleged inflationary purges resulting from Economic Plans (Bresser, Verão, Collor I and II), as they understand that such plans violated acquired rights related to the application of inflationary indices

Individual and Consolidated Financial Statements | June 30, 2024, |75

*Values expressed in thousands, except when indicated

supposedly due to Savings Accounts, Judicial Deposits and Term Deposits (CDBs). The actions are provisioned based on the individual assessment of loss carried out by legal advisors.

Banco Santander is also a party to public civil actions on the same matter, filed by consumer protection entities, the Public Prosecutor's Office or Public Defenders' Offices. The constitution of a provision is only made for cases with probable risk, based on requests for individual executions. The issue is still under analysis by the STF. There is jurisprudence in the STF favorable to Banks in relation to an economic phenomenon similar to that of savings, as in the case of correction of time deposits (CDBs) and corrections applied to contracts (table).

However, the STF's jurisprudence has not yet been consolidated on the constitutionality of the rules that modified Brazil's monetary standard. On April 14, 2010, the Supreme Court of Justice (STJ) decided that the deadline for filing public civil actions discussing the purges is 5 years from the date of the plans, but this decision has not yet become final. Therefore, with this decision, most of the actions, as proposed after the 5-year period, will probably be judged unfounded, reducing the amounts involved. The STJ also decided that the deadline for individual savers to qualify for Public Civil Actions is also 5 years, counting from the final judgment of the respective sentence. Banco Santander believes in the success of the theses defended before these courts due to their content and foundation.

At the end of 2017, the Federal Attorney General's Office (AGU), Bacen, the Consumer Protection Institute (Idec), the Brazilian Savers Front (Febrapo) and the Brazilian Federation of Banks (Febraban) signed an agreement that seeks to end the legal disputes over Economic Plans.

The discussions focused on defining the amount that would be paid to each author, according to the balance in the book on the date of the plan. The total value of payments will depend on the number of subscriptions, and also on the number of savers who have proven in court the existence of the account and the balance on the anniversary date of the index change. The agreement negotiated between the parties was approved by the STF.

In a decision handed down by the STF, there was a national suspension of all processes dealing with the issue for the period of validity of the agreement, with the exception of cases in definitive compliance with a sentence.

On March 11, 2020, the agreement was extended by means of an addendum, with the inclusion of actions that only involve the discussion of the Collor I Plan. This extension has a term of 5 years and the approval of the terms of the addendum occurred on the 3rd June 2020.

Management considers that the provisions constituted are sufficient to cover the risks involved with the economic plans, considering the approved agreement.

e) Contingent Tax and Social Security, Labor and Civil Liabilities Classified as Possible Loss Risk

These are judicial and administrative proceedings of a tax and social security, labor and civil nature classified, based on the opinion of legal advisors, as a possible risk of loss, and are therefore not provisioned.

Tax actions classified as possible loss totaled R$ 34,029 million in Consolidated (12/31/2023 - R$ 34,829 million), with the main processes being as follows:

PIS and COFINS - Legal actions brought by Banco Santander (Brasil) S.A. and other entities of the Group to rule out the application of Law No. 9,718/98, which changes the calculation basis of the Social Integration Program (PIS) and the Contribution for Social Security Financing (COFINS), extending it to all entities' revenues, and not just revenues arising from the provision of services. In relation to the Banco Santander (Brasil) S.A. case, in 2015 the Federal Supreme Court (STF) admitted the extraordinary appeal filed by the Federal Union in relation to PIS, and dismissed the extraordinary appeal filed by the Federal Public Ministry in relation to the contribution to COFINS, confirming the decision of the Federal Regional Court in favor of Banco Santander (Brasil) S.A. in August 2007. The STF decided, through General Repercussion, Topic 372 and partially accepted the Federal Union's appeal, establishing the thesis that it applies PIS/COFINS on operating revenues arising from typical activities of financial institutions. With the publication of the ruling, the Bank presented a new appeal in relation to PIS, and is awaiting analysis. Based on the assessment of the legal advisors, the risk prognosis was classified as possible loss, with an outflow of appeal not being likely. As of June 30, 2024, the amount involved is R$ 2,206 million. For other legal actions, the respective PIS and COFINS obligations were established.

INSS on Profit Sharing or Results (PLR) - The Bank and its controlled companies have legal and administrative proceedings arising from questions from the tax authorities, regarding the collection of social security contributions on payments made as a share in profits and results. On June 30, 2024, the value was approximately R$ 9,511 million.

Service Tax (ISS) - Financial Institutions - Banco Santander and its controlled companies are administratively and judicially discussing the requirement, by several municipalities, to pay ISS on various revenues arising from operations that are not usually classified as provision of services. On June 30, 2024, the value was approximately R$ 3,898 million.

Individual and Consolidated Financial Statements | June 30, 2024, |76

*Values expressed in thousands, except when indicated

Unapproved Compensation - The Bank and its affiliates discuss administratively and judicially with the Federal Revenue Service the non-approval of tax offsets with credits resulting from overpayment or undue payment. On June 30, 2024, the value was approximately R$ 4,972 million.

Amortization of Banco Real’s Goodwill - The Brazilian Federal Revenue Service issued an infraction notice against the Bank to demand payment of IRPJ and CSLL, including late payment charges, for the 2009 base period. The Tax Authorities considered that the goodwill relating to the acquisition of Banco Real, amortized in the accounts before its incorporation, could not be deducted by Banco Santander for tax purposes. The infraction notice was duly contested. On April 4, 2024, the Bank's appeal was accepted by CARF Superior Chamber, in order to cancel the infraction in full.

Losses in Credit Operations - the Bank and its controlled companies contested the tax assessments issued by the Brazilian Federal Revenue alleging the undue deduction of losses in credit operations from the IRPJ and CSLL calculation bases as they allegedly did not meet the requirements of applicable laws. On June 30, 2024, the value was approximately R$ 1,420 million.

Use of CSLL Tax Loss and Negative Base – Assessment notices drawn up by the Brazilian Federal Revenue Service in 2009 and 2019 for alleged undue compensation of tax losses and negative CSLL basis, as a consequence of tax assessments issued in previous periods. Judgment at the administrative level is awaited. On June 30, 2024, the value was approximately R$2,442 million.

Amortization of Banco Sudameris Goodwill - The tax authorities issued infraction notices to demand payments of IRPJ and CSLL, including late payment charges, referring to the tax deduction for the amortization of goodwill paid in the acquisition of Banco Sudameris, referring to the base period from 2007 to 2012. Banco Santander presented its respective administrative defenses, which were judged unfavorably. Currently, the first infraction is awaiting judgment by CARF. As for the second infraction, due to the partial admission of the Appeals by CARF Superior Chamber, there was a split to collect the portion not admitted. Therefore, a lawsuit was filed to discuss the portion under collection. On June 30, 2024, the value was approximately R$ 817 million.

IRPJ and CSLL - Capital Gain - the Brazilian Federal Revenue Service issued a tax assessment notice against Santander Seguros (legal successor to ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par) charging income tax and social contribution related to the 2005 fiscal year. The Brazilian Federal Revenue Service claims that the capital gain on the sale of shares in Real Seguros S.A. and Real Vida e Previdência S.A by AAB Dois Par should be taxed at a rate of 34.0% instead of 15.0%. The assessment was administratively challenged with. based on the understanding that the tax treatment adopted in the transaction was in accordance with current tax legislation and the capital gain was duly taxed. The Administrative process ended unfavorably to the Company. In July 2020, the Company filed a lawsuit seeking to cancel the debt. legal action awaits judgment. Banco Santander is responsible for any adverse result in this process as former controller of Zurich Santander Brasil Seguros e Previdência S.A. On June 30, 2024, the amount was approximately R$ 561 million.

IRRF – Foreign Remittance – The Company filed a lawsuit seeking to eliminate the Withholding Income Tax – IRRF, on payments derived from the provision of technology services by companies based abroad, due to the existence of International Treaties signed between Brazil and Chile; Brazil-Mexico and Brazil-Spain, thus avoiding double taxation. A favorable sentence was given and there was an appeal by the National Treasury, to the Federal Regional Court of the 3rd Region, where it awaits judgment. On June 30, 2024, the value was approximately R$ 983 million.

Labor claims classified as possible loss totaled R$ 175 million in Consolidated, including the process below:

Adjustment of Banesprev Retirement Supplements by IGPDI – Class action filed by Afabesp requesting the change of the adjustment index of the social security benefit for retirees and former Banespa employees, hired before 1975. The action was judged unfavorably to Santander, which appealed. The appeal awaits judgment.

Liabilities related to civil actions with possible risk of loss totaled R$ 2,693 million in Consolidated.

20.	Stockholders’ Equity

a) Capital Stock

In accordance with the Bylaws, Banco Santander's Capital Stock may be increased up to the limit of the authorized capital, regardless of statutory reform, upon deliberation by the Board of Directors and through the issuance of up to 9,090,909,090 (nine billion, ninety million, nine hundred and nine thousand and ninety) shares, observing the legal limits established regarding the number of preferred shares. Any capital increase exceeding this limit will require shareholder approval.

At the Ordinary General Meeting, held on April 26, 2024, the increase in share capital in the amount of R$ 10,000,000,000.00 (ten billion reais) was approved, without the issuance of new shares, through a capitalization part of the balance of the statutory profit reserve.

Individual and Consolidated Financial Statements | June 30, 2024, |77

*Values expressed in thousands, except when indicated

The Capital Stock, fully subscribed and paid in, is divided into registered-registered shares, with no par value.

						In Thousands of Shares
			06/30/2024			12/31/2023
	Ordinary	Preferred	Total	Ordinary	Preferred	Total
Country Residents	140,631	166,204	306,835	124,804	150,621	275,425
Residents Abroad	3,678,064	3,513,632	7,191,696	3,693,891	3,529,215	7,223,106
Total	3,818,695	3,679,836	7,498,531	3,818,695	3,679,836	7,498,531
(-) Treasury Shares	(19,270)	(19,270)	(38,540)	(27,193)	(27,193)	(54,386)
Total in Circulation	3,799,425	3,660,566	7,459,991	3,791,502	3,652,643	7,444,145

b) Dividends and Interest on Equity

Statutorily, shareholders are guaranteed minimum dividends of 25% of the Net Profit for each year, adjusted in accordance with legislation. Preferred shares do not have voting rights and cannot be converted into common shares, but they have the same rights and advantages granted to common shares, in addition to priority in the distribution of dividends and an additional 10% on dividends paid to common shares, and in the reimbursement of capital, without premium, in the event of the Bank's dissolution.

Dividends were calculated and paid in accordance with the Brazilian Corporation Law.

Before the Annual Shareholders' Meeting, the Board of Directors may decide on the declaration and payment of dividends on profits earned, based on: (i) balance sheets or Profits Reserve existing in the last balance sheet or (ii) balance sheets issued in periods of less than six months, provided that the total dividends paid in each semester of the fiscal year do not exceed the value of the Capital Reserves. These dividends are fully allocated to the mandatory dividend.

Below, we present the distribution of Dividends and Interest on Equity made on June 30, 2024 and December 31, 2023.

							06/30/2024
	In Thousands	Reais per Thousands of Shares/Units
	of Reais	Gross			Net
		Ordinary	Preferred	Unit	Ordinary	Preferred	Unit
Interest on Equity (1)(3)	1,500,000	191.84	211.02	402.86	163.06	179.37	342.43
Interest on Equity (2)(3)	1,500,000	191.62	210.78	402.40	162.88	179.16	342.04
Total	3,000,000	-	-	-	-	-	-

(1) Deliberated by the Board of Directors on January 11, 2024, paid on February 8, 2024, without any remuneration as monetary adjustment.

(2) Deliberated by the Board of Directors on April 10, 2024, paid on May 15, 2024, without any remuneration as monetary adjustment.

(3) They were fully allocated to the minimum mandatory dividends distributed by the Bank for the 2024 financial year.

							12/31/2023
	In Thousands	Reais per Thousands of Shares/Units
	of Brazilian Real	Gross			Net
		Ordinary	Preferred	Unit	Ordinary	Preferred	Unit
Interest on Equity (1)(5)	1,700,000	217.92	239.71	457.63	185.23	203.75	388.98
Interest on Equity (2)(5)	1,500,000	192.03	211.23	403.26	163.22	179.55	342.77
Interest on Equity (3)(5)	1,500,000	192.07	211.28	403.35	163.26	179.58	342.84
Interest on Equity (4)(5)	1,120,000	143.42	157.76	301.18	121.91	134.10	256.00
Dividends (4)(5)	380,000	48.66	53.53	102.19	48.66	53.53	102.19
Total	6,200,000

(1) Deliberated by the Board of Directors on January 19, 2023, paid on March 6, 2023, without any remuneration as monetary adjustment.

(2) Deliberated by the Board of Directors on April 13, 2023, paid on May 15, 2023, without any remuneration as monetary adjustment.

(3) Deliberated by the Board of Directors on July 13, 2023, paid on August 16, 2023, without any remuneration as monetary adjustment.

(4) Deliberated by the Board of Directors on October 10, 2023, paid on November 10, 2023, without any remuneration as monetary adjustment.

(5) They were fully allocated to the minimum mandatory dividends distributed by the Bank for the 2023 financial year.

c) Profit Reserves

The Net Profit calculated, after deductions and legal provisions, will be allocated as follows:

Legal Reserve

In accordance with Brazilian corporate legislation, 5% for the constitution of the Legal Reserve, until it reaches 20% of the capital. This reserve is intended to ensure the integrity of the Capital Stock and can only be used to offset losses or increase capital.

Individual and Consolidated Financial Statements | June 30, 2024, |78

*Values expressed in thousands, except when indicated

Capital Reserves

The Bank's Capital Reserves are made up of: Goodwill reserve for subscription of shares and other Capital Reserves, and can only be used to absorb losses that exceed Accrued Profits and Profits Reserve; redemption, reimbursement or acquisition of shares issued by us; incorporation into Capital Stock; or payment of dividends to preferred shares in certain circumstances.

Reserve for Dividend Equalization

After the allocation of dividends, the balance, if any, may, upon proposal from the Executive Board and approved by the Board of Directors, be allocated to the formation of a reserve for dividend equalization, which will be limited to 50% of the value of the Capital Stock. This reserve is intended to guarantee resources for the payment of dividends, including in the form of Interest on Equity, or its anticipations, aiming to maintain the flow of Compensation to shareholders.

d) Treasury Shares

At a meeting held on January 24, 2024, the Board of Directors approved, in continuation of the buyback program that expired on the same date, a new buyback program for Units and ADRs issued by Banco Santander, directly or through its branch in Cayman, for maintenance in the treasury or subsequent disposal.

The Buyback Program covers the acquisition of up to 36,205,005 Units, representing 36,205,005 common shares and 36,205,005 preferred shares, which corresponded, on December 31, 2023, to approximately 1% of the Bank's Capital Stock. As of June 30, 2024, Banco Santander had 355,494,003 common shares and 383,298,414 preferred shares in circulation.

The repurchase aims to (1) maximize the generation of value for shareholders through efficient management of the capital structure; and (2) enable the payment of administrators, management-level employees and other employees of the Bank and companies under its control, under the terms of the Long-Term Incentive Plans. The term of the Buyback Program is up to 18 months starting on February 6, 2024, ending on August 6, 2025.

Bank/Consolidated
In Thousands of Shares
	06/30/2024	12/31/2023
	Quantity	Quantity
	Units	Units
Treasury Shares at the Beginning of the Period	27,192	31,161
Share Acquisitions	2,331	1,272
Disposals - Share-Based Compensation	(10,253)	(5,241)
Treasury Shares at End of the Period	19,270	27,192
Sub-Total of Treasury Shares in Thousands of Reais	R$ 878,411	R$ 1,105,012
Issuance Costs in Thousands of Reais	R$ 1,771	R$ 1,771
Balance of Treasury Shares in Thousands of Reais	R$ 880,182	R$ 1,106,783

Cost/Share Price	Units	Units
Minimum Cost (*)	R$ 7.55	R$ 7.55
Weighted Average Cost (*)	R$ 27.47	R$ 27.62
Maximum Cost (*)	R$ 49.55	R$ 49.55
Share Price	R$ 28.52	R$ 31.00

(*) Considering since the beginning of operations on the stock exchange.

e) Minority Shareholders Interest

	Net Equity		Result
	06/30/2024	12/31/2023	01/01 to 06/30/2024	01/01 to 06/30/2023
Banco RCI Brasil S.A.	829,959	765,526	57,664	36,718
Banco Hyundai Capital Brasil S.A.	291,572	263,562	27,653	21,089
Banco PSA	-	-	-	7,496
Rojo Entretenimento S.A.	8,498	8,165	604	248
GIRA	2,167	(9,379)	(6,356)	(11,283)
Toro CTVM	-	112,008	-	(775)
Toro Investimentos	-	18,764	-	(104)
Solution 4Fleet	(929)	25	(1,019)	(813)
Apê11	-	2,017	-	(654)
Total	1,131,267	1,160,688	78,546	51,922

Individual and Consolidated Financial Statements | June 30, 2024, |79

*Values expressed in thousands, except when indicated

21.	Related Parts

a) Compensation of Key Administration Personnel

For the period from January to December 2024, the amount proposed by management as global compensation for administrators (Board of Directors and Executive Board) is up to R$500,000,000 (five hundred million reais), covering fixed, variable and based compensation. in shares. The proposal was subject to deliberation at the Ordinary General Meeting (AGO) held on April 26, 2024.

a.1) Long-Term Benefits

The Bank, like Banco Santander Spain, as well as other subsidiaries in the world of the Santander Group, has long-term compensation programs linked to the performance of the market price of its shares, based on the achievement of targets.

a.2) Short-Term Benefits

The following table shows the salaries and fees of the Board of Directors and Executive Board and refers to the amount recognized as an expense in the semesters ended June 30, 2024 and 2023. By Banco Santander and its subsidiaries to their Directors for the positions they hold at Banco Santander and other companies of the Santander Conglomerate.

The amounts related to Variable and Share-Based Compensation will be paid in subsequent periods.

	01/01 to 06/30/2024	01/01 to 06/30/2023
Fixed Compensation	68,535	75,444
Variable Compensation - In kind	56,410	56,678
Variable Compensation - in shares	44,560	50,477
Others	52,190	28,636
Total Short-Term Benefits	221,695	211,235
Variable Compensation - In kind	65,733	68,908
Variable Compensation - in shares	65,600	68,507
Total Long-Term Benefits	131,333	137,415
Total	353,028	348,650

Additionally, in 2024 charges were collected on Management Compensation in the amount of R$24,289 (06/30/2023 - R$ 23,645).

b) Agreement Termination

The termination of the employment relationship with the Administrators, in the event of non-compliance with obligations or by the contracted party's own will, does not entitle them to any financial compensation and their acquired benefits will be discontinued.

c) Credit Operations

The Bank and its subsidiaries may carry out transactions with related parties, in line with current legislation regarding articles 6 and 7 of CMN Resolution No. 4,693/18, article 34 of the “Corporations Law” and the Policy for Transactions with Parties Related parties of Santander, published on the Investor Relations website, being considered related parties:

(1) its controllers, natural or legal persons, pursuant to art. 116 of the Corporation Law;

(2) its directors and members of statutory or contractual bodies;

(3) in relation to the people mentioned in items (i) and (ii), their spouse, partner and relatives, blood or related, up to the second degree;

(4) natural persons with qualified corporate participation in their capital;

(5) legal entities with qualified corporate participation in their capital;

(6) legal entities in whose capital, directly or indirectly, a Santander Financial Institution has a qualified shareholding;

(7) legal entities in which a Santander Financial Institution has effective operational control or preponderance in deliberations, regardless of corporate participation; It is

(8) legal entities that have a director or member of the Board of Directors in common with a Santander Financial Institution.

Individual and Consolidated Financial Statements | June 30, 2024, |80

*Values expressed in thousands, except when indicated

d) Shareholding

The following table shows direct shareholding (common and preferred shares):

						Shares in Thousands
						06/30/2024
Shareholder	Ordinary Shares	Ordinary Shares (%)	Preferred Shares	Preferred Shares (%)	Total Shares	Total Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.3%
Grupo Empresarial Santander, S.L. (GES) (1)	1,627,891	42.6%	1,539,863	41.9%	3,167,754	42.2%
Banco Santander, S.A. (1)	2,696	0.1%	-	0.0%	2,696	0.0%
Directors (*)	3,761	0.1%	3,761	0.1%	7,522	0.1%
Others	355,494	9.3%	383,298	10.4%	738,792	9.9%
Total in Circulation	3,799,425	99.5%	3,660,566	99.5%	7,459,991	99.5%
Treasury Shares	19,270	0.5%	19,270	0.5%	38,540	0.5%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	355,494	9.3%	383,298	10.4%	738,792	9.9%

						Shares in Thousands
						12/31/2023
Shareholder	Ordinary Shares	Ordinary Shares (%)	Preferred Shares	Preferred Shares (%)	Total Shares	Total Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.3%
Grupo Empresarial Santander, S.L. (GES) (1)	1,627,891	42.6%	1,539,863	41.9%	3,167,754	42.2%
Banco Santander, S.A. (1)	2,696	0.1%	-	0.0%	2,696	0.0%
Directors (*)	3,184	0.1%	3,184	0.1%	6,368	0.1%
Others	348,148	9.1%	375,952	10.2%	724,100	9.7%
Total in Circulation	3,791,502	99.3%	3,652,643	99.3%	7,444,145	99.3%
Treasury Shares	27,193	0.7%	27,193	0.7%	54,386	0.7%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	348,148	9.1%	375,952	10.2%	724,100	9.7%

(1) Grupo Santander Spain companies.

(2) Composed of Employees and Others.

(*) None of the members of the Board of Directors and Executive Board hold 1,0% or more of any class of shares.

Individual and Consolidated Financial Statements | June 30, 2024, |81

*Values expressed in thousands, except when indicated

e) Related Party Transactions

Santander has a Related Party Transactions Policy approved by the Board of Directors, which aims to ensure that all transactions specified in the policy are carried out with the interests of Banco Santander and its shareholders in mind. The policy defines powers for approval of certain transactions by the Board of Directors. The established rules are also applied to all employees and administrators of Banco Santander and its subsidiaries.

Operations and Compensation of services with related parties are carried out in the normal course of business and under commutative conditions, including interest rates, terms and guarantees, and do not involve greater than normal collection risks or present other disadvantages.

								Bank
	Controllers (1)		Affiliates and Shared Control (2)		Key Administration Personnel (3)		Total

	06/30/2024	12/31/2023	06/30/2024	12/31/2023	06/30/2024	12/31/2023	06/30/2024	12/31/2023
Assets	25,051,947	25,120,898	103,771,312	93,150,685	(224,883)	(161,230)	128,869,585	118,294,312
Availability	533,363	1,406,316	98,220	73,688	-	-	631,583	1,480,004
Interbank Liquidity Applications	4,804,312	12,348,971	59,808,655	57,817,876	-	-	64,612,967	70,166,847
Marketable Securities	-	-	8,317,924	885,833	-	-	8,317,924	885,833
Derivative Financial Instruments - Liquid	2,063,339	4,426,944	1,144,205	1,015,902	-	-	3,207,544	5,442,846
Interbank Relations	-	-	20,826,075	22,628,266	-	-	20,826,075	22,628,266
Credit Operations	-	-	107,770	321,728	46,326	22,729	154,096	344,457
Dividends and Bonuses Receivable	-	-	1,323	306,212	-	-	1,323	306,212
Securities Negotiation and Intermediation	310,223	391,436	-	-	-	-	310,223	391,436
Foreign Exchange Portfolio - Active	17,180,425	6,184,687	-	-	-	-	17,180,425	6,184,687
Income Receivable	-	-	1,110,699	927,017	-	-	1,110,699	927,017
Amounts Receivable from Related Companies	-	-	212,634	189,325	-	-	212,634	189,325
Other Assets - Miscellaneous	160,285	362,544	12,143,807	8,984,838	-	-	12,304,092	9,347,382
Liabilities	(27,299,540)	(17,455,795)	(41,644,368)	(41,723,372)	(280,463)	(233,974)	(69,224,371)	(59,413,141)
Interbank Liquidity Applications	(2,849,251)	(5,030,951)	(4,653,767)	(2,036,810)	(35,470)	(26,451)	(7,538,488)	(7,094,212)
Marketable securities	-	-	(8,204,203)	(7,369,449)	-	101	(8,204,203)	(7,369,348)
Interbank Relations	-	-	(28,228,969)	(31,904,862)	-	-	(28,228,969)	(31,904,862)
Dividends and Bonuses Receivable	-	(195)	(237,434)	(253,831)	-	-	(237,434)	(254,026)
Securities Negotiation and Intermediation	(7,038,084)	(6,116,218)	-	-	-	-	(7,038,084)	(6,116,218)
Foreign Exchange Portfolio - Active	(17,181,294)	(6,238,279)	-	-	-	-	(17,181,294)	(6,238,279)
Income Receivable	(230,911)	(70,152)	(319,995)	(158,420)	(289,717)	(297,339)	(840,623)	(525,911)
Amounts Receivable from Related Companies	-	-	-	-	-	13,350	-	13,350

	01/01 to 06/30/2024	01/01 to 06/30/2023	01/01 to 06/30/2024	01/01 to 06/30/2023	01/01 to 06/30/2024	01/01 to 06/30/2023	01/01 to 06/30/2024	01/01 to 06/30/2023
Result	(677,412)	2,740,916	3,868,074	(957,542)	(313,387)	(304,780)	2,877,275	1,478,594
Income from Financial Intermediation	5,298,569	8,907,184	7,316,099	2,613,215	2,061	1,394	12,616,729	11,521,793
Financial Intermediation Expenses	(5,925,691)	(5,772,526)	(2,519,110)	(3,001,823)	(1,750)	(2,581)	(8,446,551)	(8,776,930)
Other Operating Revenue (Expenses)	(50,290)	(393,742)	(923,565)	(562,536)	(313,698)	(303,593)	(1,287,553)	(1,259,871)

Individual and Consolidated Financial Statements | June 30, 2024, |82

*Values expressed in thousands, except when indicated

Non-Operating Result	-	-	(5,350)	(6,398)	-	-	(5,350)	(6,398)

								Consolidated
	Controllers (1)		Affiliates and shared control (2)		Key Administration Personnel (3)		Total

	06/30/2024	12/31/2023	06/30/2024	12/31/2023	06/30/2024	12/31/2023	06/30/2024	12/31/2023
Assets	25,051,947	25,120,898	22,408,874	24,225,278	(218,300)	(161,230)	47,508,371	49,368,905
Availability	533,363	1,406,316	98,220	73,688	-	-	631,583	1,480,004
Interbank Liquidity Applications	4,804,312	12,348,971	-	-	-	-	4,804,312	12,348,971
Marketable securities	-	-	311,549	497,304	-	-	311,549	497,304
Derivative Financial Instruments - Liquid	2,063,339	4,426,944	-	-	-	-	2,063,339	4,426,944
Interbank Relations	-	-	20,810,812	22,612,800	-	-	20,810,812	22,612,800
Credit Operations	-	-	45,207	45,427	47,550	22,729	92,757	68,156
Dividends and Bonuses Receivable	-	-	-	20,466	-	-	-	20,466
Securities Negotiation and Intermediation	310,223	391,436	-	-	-	-	310,223	391,436
Foreign Exchange Portfolio - Active	17,180,425	6,184,687	-	-	-	-	17,180,425	6,184,687
Income Receivable	-	-	1,121,306	945,983	-	-	1,121,306	945,983
Amounts Receivable from Related Companies	-	-	21,735	29,535	-	-	21,735	29,535
Other Assets - Miscellaneous	160,285	362,544	45	75	-	-	160,330	362,619
Liabilities	(27,299,540)	(17,455,795)	(10,686,309)	(8,823,516)	(275,046)	(233,974)	(38,260,895)	(26,513,285)
Deposits	(2,849,251)	(5,030,951)	(3,470,261)	(1,138,411)	(35,528)	(26,451)	(6,355,040)	(6,195,813)
Compromised Operations	-	-	(193,011)	(223,966)	-	101	(193,011)	(223,865)
Obligations for Loans and Transfers	-	-	(6,695,081)	(7,259,224)	-	-	(6,695,081)	(7,259,224)
Dividends and Bonuses Payable	-	-	-	-	-	-	-	-
Amounts Payable from Related Companies	-	(195)	(11,067)	(18,361)	-	-	(11,067)	(18,556)
Equity Eligible Debt Instruments	(7,038,084)	(6,116,218)	-	-	-	-	(7,038,084)	(6,116,218)
Foreign Exchange Portfolio - Passive	(17,181,294)	(6,238,279)	-	-	-	-	(17,181,294)	(6,238,279)
Other Liabilities - Miscellaneous	(230,911)	(70,152)	(316,889)	(183,554)	(299,359)	(297,339)	(847,159)	(551,045)
Guarantees and Limits	-	-	-	-	15,117	13,350	15,117	13,350

	01/01 to 06/30/2024	01/01 to 06/30/2023	01/01 to 06/30/2024	01/01 to 06/30/2023	01/01 to 06/30/2024	01/01 to 06/30/2023	01/01 to 06/30/2024	01/01 to 06/30/2023
Result	(677,412)	2,740,916	1,077,369	235,949	(338,321)	(350,801)	61,636	2,626,064
Revenue from Financial Intermediation	5,298,569	8,907,184	30,121	69,564	2,226	1,586	5,330,916	8,978,334
Financial Intermediation Expenses	(5,925,691)	(5,772,526)	(120,925)	(157,524)	(1,749)	(2,581)	(6,048,365)	(5,932,631)
Other Operating Income (Expenses)	(50,290)	(393,742)	1,173,523	330,307	(338,798)	(349,806)	784,435	(413,241)
Non-Operating Result	-	-	(5,350)	(6,398)	-	-	(5,350)	(6,398)

(1) Controller - Banco Santander is indirectly controlled by Banco Santander Spain (Note 1), through the subsidiaries GES and Sterrebeeck B.V.

(2) Companies listed in note 12.

(3) Refers to the registration in clearing accounts of Guarantees and Limits on Credit Operations with Key Management Personnel.

(4) In addition to the balance of credit operations shown, the group has R$4,875 in limits granted to its affiliates (R$6,058 on 12/31/2023)

Individual and Consolidated Financial Statements | June 30, 2024, |83

*Values expressed in thousands, except when indicated

22. Income from Services Rendered and Banking Fees

		Bank		Consolidated
	01/01 to 06/30/2024	01/01 to 06/30/2023	01/01 to 06/30/2024	01/01 to 06/30/2023

Resource Administration	237,108	241,833	748,818	688,418
Current Account Services	2,071,187	1,985,054	2,071,726	1,995,101
Credit Operations and Income from Guarantees Provided	694,842	615,735	1,160,501	947,352
Credit operations	261,996	269,591	724,213	597,232
Income from Guarantees Provided	432,846	346,144	436,288	350,120
Insurance Commissions	1,333,717	847,673	2,174,509	1,550,653
Cards (Credit and Debit) and Acquiring Services	2,987,054	2,652,074	3,043,300	2,721,718
Billing and Collections	599,002	649,530	613,767	650,968
Securities Placement, Custody and Brokerage	683,675	636,984	877,991	786,211
Others	56,280	61,166	257,651	169,075
Total	8,662,865	7,690,049	10,948,263	9,509,496

23. Personnel Expenses

		Bank		Consolidated
	01/01 to 06/30/2024	01/01 to 06/30/2023	01/01 to 06/30/2024	01/01 to 06/30/2023

Compensation	2,083,077	2,049,322	2,812,290	2,659,121
Charges	807,235	742,182	1,106,887	997,649
Benefits	573,754	564,801	860,516	804,391
Training	18,231	19,704	33,341	32,594
Others	27	-	32,001	34,788
Total	3,482,324	3,376,009	4,845,035	4,528,543

24. Other Administrative Expenses

		Bank		Consolidated
	01/01 to 06/30/2024	01/01 to 06/30/2023	01/01 to 06/30/2024	01/01 to 06/30/2023

Depreciation and Amortization	1,564,980	1,531,166	1,694,286	1,658,240
Third-party services, Transport, Security and Financial System	2,244,874	1,590,918	1,899,635	1,259,904
Communications	145,732	145,353	154,083	162,474
Data Processing	1,578,131	1,468,842	1,349,706	1,304,122
Advertising, Promotions and Publicity	241,014	266,049	313,592	335,726
Rentals	368,754	441,148	381,046	451,081
Maintenance and Conservation of Assets	128,822	140,844	142,402	150,498
Water, Energy and Gas	90,815	88,938	96,124	93,372
Material	56,883	53,269	59,302	56,730
Others	701,335	710,256	463,237	497,483
Total	7,121,340	6,436,783	6,553,413	5,969,630

Individual and Consolidated Financial Statements | June 30, 2024, |84

*Values expressed in thousands, except when indicated

25. Other Operating Income and Expenses

		Bank		Consolidated
	01/01 to 06/30/2024	01/01 to 06/30/2023	01/01 to 06/30/2024	01/01 to 06/30/2023

Monetary Updates	312,984	543,477	348,628	623,052
Commissions	(1,182,835)	(1,222,428)	(2,171,346)	(1,890,772)
Brokerages and Fees	(41,525)	(48,257)	(42,415)	(48,299)
Expenses with Notary Offices	(4,196)	(4,694)	(188,349)	(132,719)
Business Formalization Expense	(82,106)	(74,141)	(82,106)	(74,141)
Legal Expenses and Costs	(124,287)	(112,630)	(125,688)	(114,745)
Expenses with Serasa and Credit Protection Service (SPC)	(64,259)	(61,640)	(65,365)	(63,986)
Actuarial Losses - Retirement Plans	(96,996)	(70,383)	(96,967)	(69,867)
PIS and COFINS (Law No. 9,718/98) (2)	-	1,679,324	-	1,550,413
Operating Provisions
Tax	(82,253)	(93,035)	(88,823)	(115,817)
Labor	(1,281,823)	(1,267,593)	(1,359,681)	(1,357,031)
Civil	(464,999)	(288,677)	(598,860)	(426,431)
Net Revenue from Pension and Capitalization Income	-	-	340,906	308,939
Result with Cards	(1,937,984)	(1,340,159)	(1,230,037)	(794,571)
Recovery of Charges and Expenses	415,424	489,546	414,201	400,686
Others (1)	(1,161,098)	(1,356,055)	(1,726,428)	(2,125,131)
Total	(5,795,953)	(3,227,345)	(6,672,330)	(4,330,420)
(1)	In the semester ended June 30, 2024 and 2023, mainly includes monetary restatement on provisions for legal proceedings and administrative and legal obligations, provisions for the benefit guarantee fund, exchange variation and other provisions.
(2)	Refers to the effects of movements arising from PIS and COFINS actions referring to the questioning of Law No. 9,718/98 described in the notes18 and 9.

26. Non-Operational Result

		Bank		Consolidated
	01/01 to 06/30/2024	01/01 to 06/30/2023	01/01 to 06/30/2024	01/01 to 06/30/2023

Result from acquisition/disposal of investments (1)	1,929,980	-	1,929,980	1,104,645
Result on the Sale of Securities and Assets	81,287	15,578	23,370	22,516
Reversal (Constitution) of Provision for Losses in Other Values and Assets	(2,920)	2,009	50,560	21,361
Expenses for Goods Not in Use	(31,198)	(22,221)	(31,434)	(22,316)
Capital Gains (Loss)	(13,211)	(954)	(9,004)	(973)
Other Income (Expenses)	12,097	75,401	33,517	83,410
Total	1,976,035	69,813	1,996,989	1,208,643
(1)	In 2024, effects of the results from the acquisition of Pluxee, as described in note 29.c. In 2023, results from the sale of 40% of Webmotors in accordance with 29.I.

Individual and Consolidated Financial Statements | June 30, 2024, |85

*Values expressed in thousands, except when indicated

27. Employee Benefits Plan

a) Complementary Retirement Plan

Banco Santander and its subsidiaries sponsor closed supplementary pension entities and assistance funds, with the purpose of granting retirement and pensions supplementary to those granted by Social Security, as defined in the basic regulations of each plan.

· Banesprev - Fundo Banespa de Seguridade Social (Banesprev)

The defined and variable benefit plans administered by the Benesprev entity are: Plan I, Plan II, Plan III, Plan IV, Plan V, Supplementary Retirement and Pension Plan – Pre 75, Plano Sanprev I, Plano Sanprev II, Plano Sanprev III, DCA, DAB and CACIBAN. All plans are closed for new additions.

· Sanprev – Santander Associação de Previdência (Sanprev)

Closed supplementary pension entity that managed three benefit plans, two in the Defined Benefit modality and one in the Variable Contribution modality, whose process of transfer of management of these plans to Banesprev took place in January 2017. According to PREVIC Ordinance 389, dated May 8, 2018, the termination of authorization for operation of Sanprev.

· Bandeprev - Bandepe Previdência Social (Bandeprev)

Defined benefit plan sponsored by Banco Bandepe S.A. and Banco Santander, managed by Bandeprev. The plans are divided into basic plan and special retirement plan supplementary, with differentiations in eligibility, contributions and benefits by subgroups of participants. The plans have been closed to new additions since 1999 for Bank employees Bandepe S.A. and for others since 2011.

SantanderPrevi - Sociedade de Previdência Privada (SantanderPrevi): is a closed supplementary pension entity, whose objective is to establish and execute benefit plans of a social security nature, complementary to the general social security regime, in accordance with current legislation. The SantanderPrevi Retirement Plan is structured in the Defined Contribution modality and closed to new members since July 2018 as approved by PREVIC, with the contributions shared between sponsoring companies and plan participants. The amounts appropriated by the sponsors for the semester ending June 30, 2024, were R$ 28,414 (2023 - R$ 26,984) in the Bank and R$ 31,445 (2023 - R$29,971) in the Consolidated.

There are 10 cases of benefits granted with lifetime income from a previous plan.

SBPREV - Santander Brasil Previdência Aberta: as of January 2, 2018, Santander began offering this new optional supplementary pension program for new employees hired and for employees who are not enrolled in any other pension plan administered by the Conglomerate's Closed Complementary Pension Entities Santander Brazil. This new program includes the PGBL- Plano Gerador de Benefícios Livres and VGBL- Vida Gerador de Benefícios Livres modalities administered by Zurich Santander Brasil Seguros e Previdência S.A, a public entity Supplementary Pension Plans, open to new members, with their contributions being shared between the establishing/registering companies and plan participants. The values appropriated by the sponsors in the semester ended June 30, 2024, were R$ 15,557 (2023 - R$13,259) in the Bank and R$ 16,114 (2023 - R$ 13,688) in the Consolidated.

Individual and Consolidated Financial Statements | June 30, 2024, |86

*Values expressed in thousands, except when indicated

Determination of Net Actuarial Assets (Liabilities)

						Bank
			06/30/2024			12/31/2023
	Banesprev	Santander-Previ	Bandeprev	Banesprev	Santander-Previ	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(23,079,027)	(4,072)	(1,508,502)	(24,263,723)	(4,217)	(1,518,674)
Fair Value of Plan Assets	24,092,820	3,728	2,189,135	24,311,272	3,539	2,345,042
	1,013,793	(344)	680,633	47,549	(678)	826,368
Being:
Superavit	2,418,734	-	680,633	1,913,863	-	826,368
Deficit	(1,404,941)	(344)	-	(1,866,314)	(678)	-
Amount not Recognized as Assets	2,167,550	-	671,739	1,650,318	-	817,476
Net Actuarial Asset (Note 11)	251,184	-	8,894	263,545	-	8,892
Net Actuarial Liability (Note 18)	(1,404,941)	(344)	-	(1,866,314)	(678)	-
Payments Made on the Actuarial Liabilities	129,336	-	-	210,393	-	-
Revenues (Expenses) Recorded on the Actuarial Liabilities	(67,714)	(31)	337	(106,706)	(71)	694
Other Equity Valuation Adjustments	(3,415,419)	490	8,177	(3,786,700)	125	8,513
Actual Return on Plan Assets	692,919	486	(60,514)	1,731,233	629	449,963

						Consolidated
			06/30/2024			12/31/2023
	Banesprev	Santander-Previ	Bandeprev	Banesprev	Santander-Previ	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(23,522,022)	(4,072)	(1,508,502)	(24,718,659)	(4,217)	(1,518,674)
Fair Value of Plan Assets	24,746,321	3,728	2,189,135	24,979,781	3,539	2,345,042
	1,224,299	(344)	680,633	261,122	(678)	826,368
Being:
Superavit	2,665,012	-	680,632	2,161,957	-	826,368
Deficit	(1,440,713)	(344)	-	(1,900,835)	(678)	-
Amount not Recognized as Assets	2,348,997	-	671,739	1,832,030	-	817,476
Net Actuarial Asset (Note 11)	316,015	-	8,893	329,927	-	8,893
Net Actuarial Liability (Note 18)	(1,440,713)	(344)	-	(1,900,835)	(678)	-
Payments Made on the Actuarial Liabilities	129,336	-	-	210,393	-	-
Revenues (Expenses) Recorded on the Actuarial Liabilities	(67,214)	(31)	337	(109,661)	(71)	694
Other Equity Valuation Adjustments	(3,439,177)	490	8,177	(3,826,567)	125	8,513
Actual Return on Plan Assets	695,965	486	(60,514)	1,810,325	629	449,963

Individual and Consolidated Financial Statements | June 30, 2024, |87

*Values expressed in thousands, except when indicated

Opening of gains (losses) actuarial from experience, financial assumptions and demographic hypotheses:

						Bank
			06/30/2024			12/31/2023
	Banesprev	Santander-Previ	Bandeprev	Banesprev	Santander-Previ	Bandeprev
Experience Plan	(388,963)	18	(22,638)	(549,324)	114	(32,443)
Changes in Financial Assumptions	1,534,703	-	-	(1,518,890)	(222)	(104,974)
Changes in Demographic Assumptions	-	-	-	(180,497)	(137)	-
Gain (Loss) Actuarial - Obligation	1,145,740	18	(22,638)	(2,248,711)	(245)	(137,417)
Return on Investment, Return Unlike Implied Discount Rate	(312,495)	347	(158,791)	(432,347)	320	258,734
Gain (Loss) Actuarial - Asset	(312,495)	347	(158,791)	(432,347)	320	258,734
Change in Irrecoverable Surplus	(445,855)	-	181,092	1,941,430	-	(122,196)

						Consolidated
			06/30/2024			12/31/2023
	Banesprev	Santander-Previ	Bandeprev	Banesprev	Santander-Previ	Bandeprev
Experience Plan	(395,129)	18	(22,638)	(553,348)	114	(32,443)
Changes in Financial Assumptions	1,563,723	-	-	(1,547,556)	(222)	(104,974)
Changes in Demographic Assumptions	-	-	-	(177,988)	(137)	-
Gain (Loss) Actuarial - Obligation	1,168,594	18	(22,638)	(2,278,892)	(245)	(137,417)
Return on Investment, Return Unlike Implied Discount Rate	(337,521)	347	(158,791)	(386,107)	320	258,734
Gain (Loss) Actuarial - Asset	(337,521)	347	(158,791)	(386,107)	320	258,734
Change in Irrecoverable Surplus	(440,494)	-	181,092	1,923,889	-	(122,196)

The table below shows the duration of the actuarial obligations of the plans sponsored by Banco Santander on June 30, 2024, and December 31, 2023:

		Duration (in Years)
Plans	06/30/2024	12/31/2023
Banesprev
Plano I	9.62	9.62
Plano II	9.10	9.74
Plano III	8.79	8.79
Plano IV	9.69	9.69
Plano V	6.94	7.24
Pré-75	7.70	8.22
Meridional DCA, DAB e CACIBAN	5.51/5.13/6.07	5.51/5.13/6.07
Sanprev
Plano I	6.14	6.14
Plano II	9.49	9.49
Plano III	8.86	8.86

Individual and Consolidated Financial Statements | June 30, 2024, |88

*Values expressed in thousands, except when indicated

Bandeprev
Plano Básico	8.01	8.01
Plano Especial I	5.70	5.70
Plano Especial II	5.19	5.19
SantanderPrevi
SantanderPrevi	6.11	6.11

II.Medical and Dental Assistance Plan

Cabesp - Caixa Beneficente dos Funcionários do Banco do Estado de São Paulo: Entity focused on covering medical and dental expenses of employees hired until the privatization of Banespa in 2000, as defined in the entity's Statute. The plans managed by the entity are:

•	Retirees by Holanda Previ (previous name of SantanderPrevi).
•	Former Banco Real Employees (Retired by Circulars)

Retired by Bandeprev:

Medical assistance plan granted to retirees from Banco do Estado de Pernambuco; This is a lifetime benefit. Banco Santander subsidizes 50% of the value of the plan, for who retired by November 27, 1998. For those who retired after this date, the subsidy is 30%.

Health Directors:

Directors, Executive Directors, Vice-President Directors and President Director may, liberally, choose to remain in the medical assistance plan for life, in the event of the end of the link with Banco Santander or companies in its conglomerate without just cause; as long as they meet the following requirements: have contributed for at least 3 (three) years to the health plan; to have held the role of director at Banco Santander or companies within its conglomerate for at least 3 (three) years; be 55 years of age. The plan will be maintained in the same way as the DIRECTOR enjoyed at the time of his dismissal, including the payment of his share, which must be made by means of a bank slip. Active dependents at the time ofdismissal will be maintained under the same plan as the director, and the inclusion of new dependents will not be permitted under any circumstances.

Life Insurance for Retirees (Life Insurance):

Granted to Retirees by Circulars: compensation in cases of Natural Death, Disability due to Illness, Accidental Death. The subsidy is 45% of the value of the prize. It is a closed mass.

Caixas Assistencials Life Insurance (Life Insurance):

Included in the life insurance package in December 2018 is insurance for retirees from the DCA, DAB and CACIBAN plans. This insurance was Granted to retirees of the former Banco Meridional, coverage was in accordance with the retiree's choice when signing up for the benefit. The Bank's subsidy is 50% of the value of the premium for the holder and some retirees have the spouse clause bearing 100% of the cost. It is a closed mass.

Free Clinic

Free clinical medical assistance plan is offered for life to retirees who have contributed to the Sudameris Foundation for at least 25 years and has a difference in standard, if the user, choose apartment. The plan is only offered in the infirmary standard, in which case the cost is 100% borne by the Sudameris Foundation.

Individual and Consolidated Financial Statements | June 30, 2024, |89

*Values expressed in thousands, except when indicated

Additionally, retired employees are guaranteed the right to maintenance as a beneficiary of the Banco Santander health plan, under the same conditions of assistance coverage that they enjoyed when their employment contracts were in force. To the Banco Santander's obligations in relation to retirees are valued using actuarial calculations based on the present value of current costs.

III. Actuarial techniques

The value of the defined benefit obligations was determined by independent actuaries using the following actuarial techniques:

• Assessment method

Projected unit credit method, which sees each year of service resulting in an additional unit of benefit entitlement and measures each unit separately.

Determination of Net Actuarial Assets (Liabilities)

				Bank				Consolidated
		06/30/2024		12/31/2023		06/30/2024		12/31/2023
	Cabesp	Other Plans	Cabesp	Other Plans	Cabesp	Other Plans	Cabesp	Other Plans
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(4,028,263)	(647,254)	(4,332,719)	(641,991)	(4,173,663)	(647,254)	(4,488,343)	(641,991)
Fair Value of Plan Assets	5,091,569	-	5,377,212	-	5,275,349	-	5,570,353	-
	1,063,306	(647,254)	1,044,493	(641,991)	1,101,686	(647,254)	1,082,010	(641,991)
Being:
Superavit	1,063,306	-	1,044,494	-	1,101,686	-	1,082,010	-
Deficit	-	(647,254)	-	(641,991)	-	(647,254)	-	(641,991)
Amount not Recognized as Assets	(1,063,306)	-	(1,044,494)	-	1,101,686	-	1,082,010	-
Net Actuarial Asset (Note 11)	-	-	-	-	-	-	-	-
Net Actuarial Liability (Note 18)	-	(647,254)	-	(641,991)	-	(647,254)	-	(641,991)
Payments Made on the Actuarial Liabilities	79,870	16,680	170,375	41,074	80,254	16,680	173,335	41,074
Revenues (Expenses) Recorded on the Actuarial Liabilities	3,860	(29,351)	7,839	(54,738)	3,877	(29,351)	7,929	(54,738)
Other Equity Valuation Adjustments	(1,627,621)	4,340	(1,558,705)	(3,068)	(1,617,912)	4,340	(1,534,182)	(3,068)
Actual Return on Plan Assets	(163,194)	-	842,964	-	(166,894)	-	858,727	-

Opening of gains (losses) actuarial from experience, financial assumptions and demographic hypotheses:

				Bank				Consolidated
		06/30/2024		12/31/2023		06/30/2024		12/31/2023
	Cabesp	Other Plans	Cabesp	Other Plans	Cabesp	Other Plans	Cabesp	Other Plans
Experience Plan	(116,090)	7,408	(123,136)	(57,334)	(119,892)	7,408	(113,774)	(57,334)
Changes in Financial Assumptions	402,802	-	(356,116)	(51,150)	416,437	-	(368,157)	(51,150)
Changes in Demographic Assumptions	-	-	2,173	30,844	-	-	2,994	30,844
Gain (Loss) Actuarial - Obligation	286,712	7,408	(477,079)	(77,640)	296,545	7,408	(478,937)	(77,640)
Return on Investment, Return Unlike Implied Discount Rate	(397,064)	-	388,785	-	(409,047)	-	387,599	-
Gain (Loss) Actuarial - Asset	(397,064)	-	388,785	-	(409,047)	-	387,599	-
Change in Irrecoverable Surplus	26,623	-	(89,920)	-	27,391	-	(89,852)	-

Individual and Consolidated Financial Statements | June 30, 2024, |90

*Values expressed in thousands, except when indicated

The table below shows the duration of the actuarial obligations of the plans sponsored by Banco Santander on June 30, 2024, and December 31, 2023:

		Duration (in Years)
Plans	06/30/2024	12/31/2023
Cabesp	11.17	12.01
Bandepe	10.39	10.39
Free Clinic	9.32	9.32
Lifelong Directors	6.90	6.90
Health Directors	23.81	23.81
Circular (1)	9.02 e 8.34	9.02 e 8.34
Life Insurance	5.28	5.28
(1)	Duration 9.02 refers to the plan for Former Employees of Banco ABN Amro (31/12/2023 9.02 – 8.74) and 8.34 to the plan for Former Employees of Banco Real (31/12/2023 – 8.34).

c) Management of Plan Assets

The main asset categories as a percentage of total plan assets as of June 30, 2024, valid for December 31, 2023, are as follows:

		Bank/Consolidated
	06/30/2024	12/31/2023
Equity Instruments	0.9%	0.0%
Debt Instruments	96.7%	95.1%
Real Estate	0.1%	0.2%
Others	2.3%	4.7%

d) Actuarial Assumptions Adopted

Below are the actuarial assumptions adopted:

				Bank/Consolidated
		06/30/2024		12/31/2023
	Pension	Health	Pension	Health
Nominal Discount Rate for Actuarial Obligation and Rate Calculation of Interest Under Assets to the Next Year	9.57%(1) e 8.65%	9.56%(2) e 8.7%	8.7%	8.7%
Estimated Long-term Inflation Rate	3.0%	3.0%	3.0%	3.0%
Estimated Salary Increase Rate	3.5%	N/A	3.5%	N/A
Boards of Mortality	Banesprev I, III, Pre75, Sanprev I, III, Santanderprevi, DAB, DCA e Caciban: AT2000 smoothed by 10% Other plans: AT2000	AT2000	Banesprev I, III, Pre75, Sanprev I, III, Santanderprevi, DAB, DCA e Caciban: AT2000 smoothed by 10% Other plans: AT2000	AT2000

(1) Banesprev II, V e Pré 75;

(2) Cabesp.

e) Sensitivity Analysis

Individual and Consolidated Financial Statements | June 30, 2024, |91

*Values expressed in thousands, except when indicated

The assumptions related to the significant actuarial assumptions have an effect on the amounts recognized in income and on the present value of the obligations. Changes in the interest rate, mortality table and health care cost, on June 30, 2024, and December 31, 2023, would have the following effects:

				Bank/Consolidated
		06/30/2024		12/31/2023
	Effect on Current Service Cost and Interest	Effect on the Present Value of Obligations	Effect on Current Service Cost and Interest	Effect on the Present Value of Obligations
Discount Rate
(+)0,5%	(23,882)	(276,681)	(27,627)	(346,439)
(-)0,5%	26,242	304,020	24,768	266,243
Boards of Mortality
Applied (+) 2 years	(45,644)	(528,663)	(50,263)	(611,723)
Applied (-) 2 years	49,110	568,785	48,527	544,105
Cost of Medical Care
(+)0,5%	28,531	330,522	26,968	291,763
(-)0,5%	(26,395)	(305,766)	(30,133)	(376,538)

f) Share-Based Compensation

Banco Santander has long-term compensation programs linked to the performance of the market price of its shares. Members of Banco Santander's Executive Board are eligible for these plans, in addition to participants determined by the Board of Directors, whose choice takes into account seniority in the group. Members of the Board of Directors only participate in said plans when they hold positions on the Executive Board.

Program	Type of Liquidation	Vesting Period	Exercise / Liquidation Period		01/01 to 06/30/2024			01/01 to 06/30/2023
		01/2020 a 12/2022	2023	R$	-	(1)	R$	1,668,000	(1)
		01/2021 a 10/2024	2024	R$	17,070,000	(2)	R$	18,270,000	(2)
Local	Santander (Brasil) Shares	01/2021 a 12/2023	2023	R$			R$	700,000	(3)
		01/2023 a 01/2027	2025 e 2026	R$	750.000	(1)	R$	1,125,000	(1)
		01/2024 a 12/2027	2025 a 2028	R$	500,000	(4)	R$
		01/2020 a 09/2023	2023		-	SANB11		154,720	SANB11 (5)
		01/2021 a 12/2023	2024			SANB11 (7)		316,978	SANB11 (6)
		01/2021 a 12/2024	2024		217,291	SANB11		217,291	SANB11 (7)
		01/2022 a 12/2025	2025		100,359	SANB11		66,323	SANB11
		01/2023 a 12/2026	2026		50,087	SANB11		50,087	SANB11

Individual and Consolidated Financial Statements | June 30, 2024, |92

*Values expressed in thousands, except when indicated

Global	Shares and Options on Global Shares	2023	EUR 3,67	-	Global Stocks (8)	159,253	Global Stocks (8)
		2023, with limit for exercising options until 2030		420.394	Global Stock Options (8)	832,569	Opções ações Global Stocks (8)
		02/2024	EUR 2,685	117.601	Global Stocks (9)	124,184	Global Stocks (3)
		02/2024, with limit for exercising options until 02/2029		350.839	Global Stock Options (9)	370,477	Opções ações Global Stocks (9)
		2025	EUR 3,104	95.786	Global Stocks (9)	150,703	Global Stocks (9)
		2025, , with limit for exercising options until 2030		367.827	Global Stock Options (9)	578,713	Opções ações Global Stocks (9)
		2026	EUR 3,088	199.680	Global Stocks (9)	199,680	Global Stocks (9)
		2026, with limit for exercising options until 2033		537.637	Global Stock Options (9)	537,637	Opções ações Global Stocks (9)
		2027	EUR 63,95	8.528	Global Stocks (9)	9,095,000	Ações e opções sobre ações PagoNxt (8)
		2027, with limit for exercising options until 2032		80.476	Global Stock Options (9)
		12/2023		-		106,147	Ações SAM (9)
		2028	EUR 71,42	2.411	Global Stocks (9)	-
		2028, with limit for exercising options until 2033		9.888	Global stocks and options (9)	-
		12/2024, with payment in 2025		50.419	SANB11	-
		12/2025, with payment in 2026		70.346	SANB11	-
Balance of Plans on June 30, 2024			R$	18,320,000	(1)	20,095,000	(4) (3) (2) (1)
						9,095,000	(9)
				488,502	SANB11	805,398	SANB11
				424,006		633,820	Global Stocks (8) (9)
				1,767,061		2,319,396	Options Shares Global Shares(8) (9)
				-		106,147	SAM (9)

(1) Long-Term Incentive Plan completed, with the delivery of 57,696 gross shares in Mar/2023, calculated according to the achievement of the plan's performance indicators.

(2) Target of the plan in Reais, to be converted into SANB11 shares according to the achievement of the plan's performance indicators at the end of the vesting period, at the price of the last 15 trading sessions of the month immediately preceding the payment month.

(3) Long-Term Incentive Plan completed, with the delivery of 22,875 gross shares in Jul/2023, according to criteria established in the plan contract.

(4) Delivery of 24,895 gross shares in Feb/2024, according to criteria established in the plan contract.

(5) Long-Term Incentive Plan completed, with the delivery of 144,169 and cancellation of 10,551 gross shares in Aug/2023, according to criteria established in the plan contract.

(6) Long-Term Incentive Plan completed, with the delivery of 316,978 gross shares between Jan and Feb/2024, according to criteria established in the plan contract.

(7) Delivery of 84,651 gross shares between Feb and Apr/2024, according to criteria established in the plan contract.

(8) Plan completed with 100% achievement. The portion equivalent to 80,412 shares was paid in cash in Mar/2024 (after the lockup) and 78,841 shares were cancelled. The options can be exercised until the end of the exercise period in 2030, and during the period we had 412,175 options canceled.

(9) Target of the plan in shares and options on Global shares, to be paid in cash at the end of the vesting period, according to the achievement of the plan's performance indicators.

Individual and Consolidated Financial Statements | June 30, 2024, |93

*Values expressed in thousands, except when indicated

Our long-term programs are divided into local and global plans, with specific performance indicators and rules in the event of dismissal to be entitled to receive.

Global ILP (Long Term Incentive) Plans)

We currently have 4 global plans launched in 2019, 2020, 2021, 2022 and 2023. Eligible executives have target incentives in global shares and options, with payment after a minimum deferral period of three years and settlement of the sale value of the Assets in reais.

Pricing Model

The pricing model is based on the Local Volatility model or Dupire model, which allows simultaneous calibration of all quoted European options. In addition to this model, there is an extension to deal with uncertainty in dividends, where part of the dividend value is considered confirmed, and the rest is linked to the performance of the underlying. This extended model is integrated into a PDE engine, which numerically solves the corresponding stochastic differential equation to calculate the expected value of the product.

Data and assumptions used in the pricing model, including the weighted average share price, exercise price, expected volatility, option life, expected dividends and the risk-free interest rate

•       The weighted average share price (and exercise price) is €3.104 based on the 15-day weighted average between 01/07/2022 and 01/27/2022

•       The expected volatility used was 33.80

•       Options expire on 02/01/2030

•       Expected dividends range from approximately 6.6 cents in the short term (2022) to approximately 5.75 cents per share per year in the long term (2030)

•       The discount curve used gives a discount of 0.96 for 2030

The exercise price, in all cycles and if the objectives established in the regulations are achieved, will be the market price on the exercise date.

Local ILP Plans (Long-Term Incentive)

Long-term incentive plans may be granted according to the strategy of new companies in the group or specific businesses.

Each plan will have a specific contract and its calculation and payment must be approved by the established governance, observing local and global regulatory resolutions.

The reference value of each participant will be converted into SANB11 shares, normally at the price of the last 15 trading sessions of the month immediately preceding the payment of the plan.

At the end of the vesting period, payment of either the resulting shares in the case of local plans or the value equivalent to the shares/options of global plans are made with a 1-year restriction, and this payment is still subject to the application of the Malus/Clawback clauses. , which may reduce or cancel the shares to be delivered in cases of non-compliance with internal regulations and exposure to excessive risks and in cases of material failure to comply with financial reporting requirements, in accordance with Section 10D, of the Exchange Act (SEC) , applicable to companies with shares listed on the NYSE.

a.1) Impact on the Result

Individual and Consolidated Financial Statements | June 30, 2024, |94

*Values expressed in thousands, except when indicated

The impacts on the result are recorded under the Personnel Expenses heading, as shown below:

		Consolidated
		01/01 to 06/30/2024	01/01 to 06/30/2023
Program	Type of Liquidation
Local	Santander Shares (Brazil)	4,361	9,040
Global	Global Stocks and Options	3,076	2,863

a.2) Variable Compensation Referenced to Shares

The long-term incentive plan (deferral) determines the requirements for payment of future deferred installments of variable remuneration, considering sustainable long-term financial bases, including the possibility of applying reductions or cancellations depending on the risks assumed and fluctuations of the cost of capital.

The variable remuneration plan with payment referenced in Banco Santander shares is divided into 2 programs: (i) Identified Collective and (ii) Other Employees. The impacts on the result are recorded under the Personnel Expenses heading, as shown below:

			Bank		Consolidated
Program	Participants	Type of Liquidation	01/01 to 06/30/2024	01/01 to 06/30/2023	01/01 to 06/30/2024	01/01 to 06/30/2023
Identified Collective	Members of the Executive Committee, Statutory Directors and other executives who assume significant and responsible risks in areas of control	50% in cash indexed to 100% of the CDI and 50% in shares (UNITS SANB11)	85,107	57,833	87,418	58,511
Other Employees	Other employees with variable remuneration above an established minimum value	50% in cash indexed to 100% of the CDI and 50% instruments	112,832	102,517	110,574	103,529

Individual and Consolidated Financial Statements | June 30, 2024, |95

*Values expressed in thousands, except when indicated

28. Risk Management, Capital and Sensitivity Analysis

a) Risk Management Framework

Banco Santander follows a model based on the prudent management of its risks. It has structures specialized in the management of each of the risks listed below, as well as an area that carries out the Group's Integrated Risk Management, manages the self-assessment of the Risk Profile and controls the Risk Appetite (RAS) - which is approved by the Board of Directors, meeting the requirements of the local regulator and good international practices, aiming to protect capital and guarantee business profitability.

The fundamental principles that govern the risk governance model are:

•       All employees are responsible for risk management –Risk Pro Culture;

•        Senior Management involvement encouraging consistent risk management and control;

•        Independence between control and risk management functions;

•        The risk approach is comprehensive and prospective;

•        Risk management and control are based on timely, accurate and sufficiently granular information.

A.       Credit Risk

Credit Risk Management consists of monitoring and proactively evaluating portfolio indicators and new credit operations, with a view to ensuring sustainable growth and the quality of Banco Santander's portfolio. Taking into account the economic scenario, profitability and default projections are constantly prepared, to be considered when redefining credit policies, which affect both the credit assessment for a given customer and for a given profile of customers with similar characteristics. This credit assessment must observe and comply with the Risk Appetite control determined by Banco Santander.

Another important aspect is preventive credit management. This management plays a fundamental role in maintaining the quality of Banco Santander's portfolio. Constant monitoring of the customer base is part of the daily routine of the commercial areas, always counting on the support of the central areas.

Portfolio and customer monitoring is carried out in a timely manner, in order to mitigate events and impacts on companies' liquidity by monitoring the increase in risks in portfolios.

To measure the credit quality of a customer or an operation, Banco Santander uses its own internal score/rating models, relying on an independent Methodology and Validation area.

In credit restructuring and recovery, the Bank uses specific collection teams, which may be:

• Specialized internal teams, working directly with defaulting customers, with greater delays and significant amounts; It is

• External partners specialized in charging, notifying and suing clients according to internal criteria.

The sale of a portfolio of defaulted loans is part of the recovery strategy, being able to maintain relationships and transactional means with assigned customers.

In addition, it constitutes a Provision for Expected Losses Associated with Credit Risk in accordance with the current legislation of Bacen and the National Monetary Council (Note 7.e.).

Thus, in line with the resolutions recently issued by local regulators, during the semester ended June 30, 2024, temporary criteria were considered that deal with the measures adopted to characterize restructurings and to measure the Provision for Expected Losses Associated with the Risk of Credit, given the impacts of climate events in Rio Grande do Sul. It should be noted that until the date of publication of these statements, no significant impacts had been identified in this portfolio. We will continue to monitor it and implement risk mitigation measures, in a timely manner when necessary.

B.       Market Risk

Market Risk can be summarized as the possibility of an institution's loss resulting from the fluctuation of the market price in relation to its positioning in operations subject to exposures in (interest rates, indices, share prices, exchange rates, commodities, market spreads). credit, etc.).

Santander's Market Risk Management complies with CMN Resolution 4,557/17 and establishes the management structure for this risk, providing visibility for executive decision-making, dialogue and transparency of positioning, the institution's risk appetite and constant monitoring of the risk profile.

Individual and Consolidated Financial Statements | June 30, 2024, |96

*Values expressed in thousands, except when indicated

The identification, measurement and monitoring of positions are carried out and disclosed by independent areas of the business units and follow limits established in accordance with the policies and formal governance of Integrated Risk Management. The institution's Market Risk appetite is approved at senior executive levels and is defined based on careful studies that take into account the risk of portfolio strategies, sensitivities arising from market fluctuations, liquidity gaps and other factors that may affect Banco Santander portfolios.

C.       Operational Risk and Internal Controls

The Operational Risk & Internal Controls area's mission before Banco Santander is to support the fulfillment of strategic objectives and the decision-making process, in adapting and meeting mandatory requirements, in maintaining solidity, reliability, reducing and mitigating losses due to risks operations, in addition to the implementation and dissemination of the culture of Operational Risks and Internal Controls.

Santander's operational risk management model is based on best practices and is premised on evaluating, monitoring, controlling and implementing improvements to reduce exposure to risks, aligned with the risk appetite approved by the Board of Directors, in addition to adopting Committee definitions of Basel and the Central Bank of Brazil for operational risks. The Bank's governance model is based on the three lines of defense and has people, structures, policies, methodologies and tools to support adequate operational risk management.

The Internal Control Model is based on the methodology developed by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), covering the strategic, operational, financial disclosure and Compliance components, complying with the requirements of regulators BACEN, CVM, B3, SUSEP and Sarbanes-Oxley law - SOX (Securities and Exchange Commission).

D.       The Bank's business is highly dependent on the correct functioning of information technology systems

The Bank's business depends largely on the ability of information technology systems to correctly process many transactions efficiently and accurately, and on the Bank's ability to rely on digital technologies, computing and messaging services, software and networks, as well as the secure processing, storage and transmission of confidential and other information on computer and network systems. The proper functioning of the Bank's financial control, risk management, accounting, customer services and other data processing systems is essential to the Bank's activities and its ability to compete effectively.

E.       Compliance and Reputational Risk Management

Compliance risk management aims to supervise adherence to the rules and regulations applicable to the Santander Brasil Group, as well as protecting the institution's image, regulatory compliance and principles of good conduct and values, for the benefit of employees, Customers, shareholders and the community in general.

F.       Financial Crime Prevention Area

Area responsible for defining, implementing, advising and supervising the Financial Crime Prevention program for Banco Santander Brasil in accordance with the requirements of the Santander Group and Brazilian regulations applicable to the topic. Its main pillars are the processes of: Preventing Money Laundering and Combating the Financing of Terrorism and Proliferation of Weapons of Mass Destruction (PLD/CFTP), Anti-Bribery and Corruption Program and International Sanctions Program. Furthermore, it ensures the management of financial crime risks to which Banco Santander is exposed in accordance with the risk appetite defined by the Santander Group, promoting a robust risk culture throughout the organization.

G.       Social-Environmental Risk

In order to promote a more controlled and safe scenario for our operations and also encourage the development of businesses where sustainable practices are adopted, Banco Santander carries out permanent management of the risks that involve our activities and that may have impacts on the Organization, shareholders, customers, society and environment.

In this sense, Banco Santander has a Social, Environmental and Climate Responsibility Policy (PRSAC), which establishes guidelines and consolidates specific policies for social, environmental and climate practices in business and in relationships with interested parties. These practices include the analysis of social, environmental and climate risks, which is guided by the Social, Environmental and Climate Risk Policy (PORSAC), for granting credit to Wholesale customers and the Companies 3 segment of Retail (one of the Legal Entity segments). of the Bank), which have limits or credit risk above R$7 million. These clients, both Wholesale and Retail, fall into 14 attention sectors, segregated into two risk levels: medium and high risk subsectors. This analysis also covers agricultural operations (including individual customers), real estate credit, projects, guarantees, customer acceptance and maintenance and mergers and acquisitions. The Socio-environmental and Climate Risk analysis aims to subsidize and mitigate issues of operational risk, capital risk, credit risk and reputational risk, always with a view of integrated risks.

Individual and Consolidated Financial Statements | June 30, 2024, |97

*Values expressed in thousands, except when indicated

Since 2009, Santander has been a signatory to the Equator Principles, which are a set of guidelines used to analyze socio-environmental and climate risks when financing large infrastructure and energy projects. The same set of socio-environmental criteria applies to projects that are not covered by these principles. The aforementioned management structure is aligned with compliance with CMN resolutions No. 4,943 and No. 4,945, determining that organizations have a more accurate look at managing risks associated with social, environmental and climate issues, in addition to a Social and Environmental Responsibility Policy and Climate (PRSAC) and Social, Environmental and Climate Risk Policy (PORSAC).

H. Capital Management Framework

For effective capital management, Santander adopts robust governance that supports all processes related to the topic, aiming:

• Clearly and coherently define the roles of each team involved in capital management;

• Ensure that the limits of capital metrics established in management, risk appetite and RPA (Risk Profile Assessment) are met

• Ensure that actions relating to the Bank's strategy take into account the impacts generated in capital allocation;

• Ensure that Management actively participates in management and is regularly informed about the behavior of capital metrics.

At Banco Santander, there is an Executive Vice-Presidency responsible for capital management appointed by the Board of Directors; Furthermore, there are institutional capital policies, which act as guidelines for the management, control and reporting of capital (thus complying with all the requirements defined in CMN Resolution No. 4,557/2017).

For more information, see the publication “Risk and Capital Management Structure – Resolution nº 4,557/ BACEN” on the page https://www.santander.com.br/ri/gerenciamento-de-risco.

b) Operational Limits

Bacen determines that financial institutions must maintain a Reference Equity (PR), PR Level I and Main Capital compatible with the risks of their activities, higher than the minimum requirement of the Required Reference Equity, represented by the sum of the credit risk portions, market risk and operational risk.

As established in CMN Resolution No. 4,958/2021, the PR requirement is 11.50%, including 8.00% Minimum Reference Equity, plus 2.50% Capital Conservation Additional and 1.00% Additional Systemic. The PR Level I is 9.50% and the Minimum Principal Capital is 8.00%. Continuing with the adoption of the rules established by CMN Resolution No. 4,955/2021, the calculation of capital indices is calculated in a consolidated manner based on information from the Prudential Conglomerate, the definition of which is established by CMN Resolution No. 4,950/2021, as demonstrated in follow:

	06/30/2024	12/31/2023
Level I Reference Assets	84,218.8	81,259,1
Main Capital	77,058.4	75,042,8
Additional Capital (Note 17.b)	7,160.4	6,216,3
Level II Reference Equity (Note 17.b)	14,506.9	13,644,2
Reference Heritage (Level I and II)	98,725.7	94,903,3
Credit Risk (1)	593,481.2	560,780,9
Market Risk (2)	35,494.2	33,002,7
Operational Risk	57,479.3	60,491,1
Total RWA (3)	686,454.7	654,274,7
Basel Index Level I	12,27	12,43
Basel Core Capital Index	11,23	11,48
Basel Reference Equity Index	14,38	14,51

(1) Credit risk exposures subject to calculation of the capital requirement using a standardized approach (RWACPAD) are based on the procedures established by BCB Resolution 229, of May 12, 2022.

(2) Exposures to market risk subject to calculation of the capital requirement using a standardized approach and an approach using internal models. The standardized approach includes portions for market risk exposures subject to changes in interest rates (RWAjur1), foreign currency coupons (RWAjur2), price indices (RWAjur3), and interest rate coupons (RWAjur4), the price of commodity goods (RWAcom), the price of shares classified in the trading portfolio (RWAacs), portions for exposure of gold, foreign currency and operations subject to exchange rate variation (RWAcam), and adjustment for derivatives arising from changes in the counterparty’s credit quality (RWAcva).

(3) Risk Weighted Assets or Risk-Weighted Assets.

Individual and Consolidated Financial Statements | June 30, 2024, |98

*Values expressed in thousands, except when indicated

Banco Santander publishes the Risk Management Report with information relating to risk management, a brief description of the Recovery Plan, capital management, PR and RWA. The report with greater detail on the premises, structure and methodologies can be found at the website www.santander.com.br/ri.

Financial institutions are obliged to maintain the investment of resources in Permanent Assets in accordance with the adjusted Reference Equity level. The resources invested in Permanent Assets, calculated on a consolidated basis, are limited to 50% of the value of the Reference Equity adjusted in accordance with CMN Resolution No. 4,957/2021. Banco Santander meets the established requirements.

c) Financial Instruments - Sensitivity Analysis

Risk management is focused on portfolios and risk factors, in accordance with Bacen regulations and good international practices.

Financial instruments are segregated into trading portfolios (Trading Book) and banking portfolio (Banking Book), as carried out in the management of market risk exposure, in accordance with best market practices and operation classification and management criteria. capital of the Central Bank of Brazil. The trading portfolio consists of all transactions with financial instruments and commodities, including derivatives, held with the intention of trading. The banking portfolio consists of structural operations arising from Banco Santander's various business lines and their possible hedges. Therefore, according to the nature of Banco Santander's activities, the sensitivity analysis was divided between the trading and banking portfolios.

Banco Santander carries out sensitivity analysis of financial instruments in accordance with CVM Instruction No. 2/20, considering market information and scenarios that would negatively affect the Bank's positions.

The summary tables presented below summarize sensitivity values generated by Banco Santander's corporate systems, referring to the trading portfolio and banking portfolio, for each of the portfolio Scenarios on June 30, 2024.

Trading Portfolio				Consolidated
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate in Reais	Exposures subject to variation in pre-fixed interest rates	(11,188)	(309,863)	(619,726)
Interest Rate Coupon	Exposures Subject to Variation in Interest Rate Coupon Rates	(80)	(1,428)	(2,856)
Inflation	Exposures Subject to Price Index Coupon Rate Variation	(4,327)	(6,215)	(12,429)
Dollar Coupon	Exhibits Subject to Dollar Coupon Rate Variation	(2,254)	(20,369)	(40,739)
Other Currencies Coupon	Exposures subject to variation in foreign currency coupon rates	(329)	(7,160)	(14,320)
Foreign Currency	Exposures subject to Exchange Variation	(2,404)	(60,100)	(120,201)
Eurobond/Treasury/Global	Exposures subject to variation in interest rates on securities traded on the international market	(1,865)	(14,155)	(28,310)
Stocks and indices	Exposures subject to Stock Price Variation	(2,763)	(69,078)	(138,155)
Commodities	Exhibitions subject to Variation in the Price of Goods (Commodities)	(30)	(745)	(1,490)
Total (1)		(25,240)	(489,113)	(978,226)

(1) Values net of tax effects.

Scenario 1: Shock of +10bps in interest curves and 1% for price changes (currencies);

Scenario 2: shock of +25% and -25% in all risk factors, considering the largest losses per risk factor.

Scenario 3: shock of +50% and -50% in all risk factors, considering the largest losses per risk factor.

Banking Portfolio				Consolidated
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate in Reais	Exposures subject to variation in pre-fixed interest rates	(83,830)	(2,685,560)	(5,785,933)
TR and Long-Term Interest Rate (TJLP)	Exhibitions subject to TR and TJLP Coupon Variation	(31,072)	(1,059,135)	(2,226,565)
Inflation	Exhibits Subject to Variation in Price Index Coupon Rates	(39,440)	(587,347)	(1,084,742)
Dollar Coupon	Exhibitions Subject to Dollar Coupon Rate Variation	(5,087)	(149,428)	(274,046)
Other Currencies Coupon	Exposures subject to Changes in Coupon Foreign Currency Rate	(1,297)	(18,984)	(37,959)
International Market Interest Rate	Exposures subject to variation in the interest rate of securities traded on the international market	(37,246)	(657,464)	(1,377,160)
Foreign Currency	Exposures subject to Exchange Variation	(1,374)	(34,347)	(68,693)
Total (1)		(199,346)	(5,192,265)	(10,855,098)

(1) Values net of tax effects.

Individual and Consolidated Financial Statements | June 30, 2024, |99

*Values expressed in thousands, except when indicated

Scenario 1: Shock of +10bps in interest curves and 1% for price changes (currencies);

Scenario 2: shock of +25% and -25% in all risk factors, considering the largest losses per risk factor.

Scenario 3: shock of +50% and -50% in all risk factors, considering the largest losses per risk factor.

29. Corporate Restructuring

Until the semester ended June 30, 2024 and the year ended December 31, 2023, several corporate transactions were implemented in order to reorganize the operations and activities of the entities in accordance with Banco Santander’s business plan:

a)	Full incorporation of Apê11 Tecnologia e Negócios Imobiliários S.A. by Santander Holding Imobiliária S.A.

On June 30, 2024, Apê11 Tecnologia e Negócios Imobiliários S.A. (“Apê11”) was fully incorporated, with its assets absorbed by its direct controlling company, Santander Holding Imobiliária S.A. (“SHI”), in accordance with the conditions established in Protocol and Justification of the operation. The implementation of the total incorporation of Apê11 did not imply an increase in SHI’ share capital, since all of the shares issued by Apê11 were held by SHI and, therefore, were already reflected in the equity investment account.

b)	Full incorporation of Mobills Labs Soluções Em Tecnologia Ltda. by Toro Investimentos S.A.

On June 30, 2024, Mobills Labs Soluções Em Tecnologia Ltda. (“Mobills Labs”) was fully incorporated, and its assets were absorbed by its direct controlling company, Toro Investimentos S.A. (“Toro Investimentos”), in accordance with the conditions established in the Protocol and Justification of the operation. The implementation of the full incorporation of Mobills Labs did not imply an increase in Toro Investimentos’ share capital, since all of Mobills Labs’ emission quotas were held by Toro Investimentos and, therefore, already reflected in the equity investment account.

c)	Joint venture between Banco Santander (Brasil) S.A. and Sodexo Pass International and Sodexo Pass do Brasil Serviços de Inovação Ltda.

On June 27, 2024, following the conclusion of the conditions precedent for the operation announced on July 24, 2023, Banco Santander (Brasil) S.A. concluded the creation of a Joint Venture with the Pluxee Group (formerly Sodexo).

The economic rationality of the operation is essentially based on: (i) the synergies arising from the combination of the businesses of Pluxee Instituição de Pagamento S.A (Current name of ”Ben Benefícios e Serviços Instituição de Pagamentos S.A”) with Sodexo in Brazil and (ii) the ability of the combined company to explore the Santander's customer base to offer its products and services (i.e., in the capillarity of the Santander branch).

For the formation of the Joint Venture, Banco Santander contributed the amount equivalent to R$2,044 million attributed to: (i) its investment in its benefits subsidiary, a Pluxee Instituição de Pagamento S.A. (Current name of” Ben Benefícios e Serviços Instituição de Pagamentos S.A”); (ii) a portion of cash resources; (iii) the exclusivity contract to explore its customer base.

As a result of the operation, Banco Santander and the Pluxee Group now hold 20% and 80% interest, respectively, in the share capital of Pluxee Benefícios Brasil S.A. (“Pluxee”), the joint-venture vehicle.

d)	Total incorporation of Mobills Corretora de Seguros Ltda. by Toro Asset Management S.A.

On May 31, 2024, Mobills Corretora de Seguros Ltda. (“Mobills Corretora”) was fully incorporated, and its assets were absorbed by its direct controlling company, Toro Asset Management S.A. (“Toro Asset”), in accordance with the conditions established in the Protocol and Justification of the operation. The implementation of the total incorporation of Mobills Corretora did not imply an increase in Toro Asset's share capital, since all of Mobills Corretra's issuing shares were held by Toro Asset and, therefore, already reflected in the equity investment account.

e)	Acquisition of the remaining portion of Gira, Gestão Integrada de Recebíveis do Agronegócio S.A. by Return Capital S.A.

On May 17, 2024, Return Capital S.A. (“Return”) – a wholly owned subsidiary of Banco Santander (Brasil) S.A. – entered into, together with the minority partners of Gira, the Integrated Management of Receivables of Agronegócio S.A. (“Gira”), determined Share Purchase and Sale Agreement to acquire the 20% of Gira's share capital held by minority shareholders (“Operation”). As a result of the Transaction, Banco Santander (Brasil) S.A. now indirectly holds 100% of Gira's share capital.

Individual and Consolidated Financial Statements | June 30, 2024, |100

*Values expressed in thousands, except when indicated

f)	Acquisition of stake and investment in América Gestão Serviços em Energia S.A.

On March 12, 2024, Santander Corretora de Seguros, Investimentos e Serviços (“Santander Corretora”) formalized, together with the shareholders of América Gestão Serviços em Energia S.A. (“América Energia”), a Share Purchase and Sale Agreement and Other Covenants with a view to acquiring 70% of the total and voting share capital of América Energia ("Operation"). The completion of the Transaction is subject to compliance with certain suspensive conditions usual in similar transactions, including obtaining the relevant regulatory authorizations. On July 4, 2024, with the conclusion of the Operation, Santander Corretora began to hold 70% of América Energia's shareholding.

g)	Acquisition of participation and investment in Fit Economia de Energia S.A.

On March 6, 2024, Santander Corretora de Seguros, Investimentos e Serviços S.A. concluded, in view of compliance with the applicable precedent conditions, the operation for acquisition and investment in Fit Economia de Energia S.A. (“Company”), so that it became hold 65% of the Company’s share capital (“Operation”). Additional information about the amounts acquired and consideration assumed is under evaluation and will be disclosed as applicable in future disclosures, in connection with the completion of accounting for the acquisition method which must occur within 1 year of the date of the transaction.

h)	Acquisition of the entire shareholding in Toro Participações S.A. and incorporation by Toro Corretora de Títulos e Valores Mobiliários S.A.

The acquisition occurred through the acquisition, by Santander, of 14,588,271 common, registered shares with no par value issued by the Company with payment under the following conditions:

a.       on the Closing Date, in the amount of R$291,529 (R$145,764 million paid on the Closing Date through TED and R$145,764 million paid in share deposit certificates, delivered in cash, on the Closing Date);

b.       R$92,536 to be paid by 01/31/2026, updated by CDI and after confirming the achievement of certain performance indicators stipulated in the Purchase and Sale Agreement, which will be measured on 12/31/2025.

i)	Acquisition of the remaining shareholding in Apê11 Tecnologia e Negócios Imobiliários Ltda.

On December 22, 2023, Santander Holding Imobiliária S.A. (“SHI”) – a wholly owned subsidiary of the Company – signed, together with the partners of Apê11 Tecnologia e Negócios Imobiliários Ltda. (“Apê11”), determined a Share Purchase and Sale Agreement to acquire the remaining 10% of Apê11’s share capital held by minority shareholders (“Operation”). As a result of the Operation, SHI now holds 100% of the Share Capital of Apê11.

j)	Total incorporation of Mob Soluções em Tecnologia Ltda. by Return Capital S.A. and Mobills Labs Soluções em Tecnologia Ltda.

On October 31, 2023, Mob Soluções em Tecnologia Ltda. (“Mob”) was fully incorporated, and its assets were absorbed by its direct controlling company, Mobills Labs Soluções em Tecnologia Ltda. (“Mobills”), in accordance with the conditions established in the Protocol and Justification of the operation. The implementation of the total incorporation of Mob did not imply an increase in Mobills' share capital, since all of Mob's emission quotas were held by Mobills and therefore already reflected in the equity investment account.

k)	Sale of the entire stake held in Banco PSA Finance Brasil S.A. and Stellantis Corretora de Seguros e Serviços Ltda.

E On August 31, 2023, Aymoré Crédito, Financiamento e Investimento S.A. (“Aymoré”) and Santander Corretora de Seguros, Investimentos e Serviços S.A. (“Santander Corretora de Seguros”) concluded the sale of shareholdings held (the ) by Aymoré, representing 50% (fifty percent) of the share capital of Banco PSA Finance Brasil S.A. (“Banco PSA”), to Stellantis Financial Service, S.A. and (b) by Santander Corretora de Seguros, representing 50% (fifty percent) of the share capital of Stellantis Corretora de Seguros e Serviços Ltda. (“Stellantis Corretora”), for Stellantis Services Ltd. (“Operation”).

With the conclusion of the Operation, Aymoré no longer holds a shareholding in Banco PSA and Santander Corretora de Seguros no longer holds a shareholding in Stellantis Corretora.

l)	Sale of portion of Santander Corretora's shareholding in Webmotors S.A. to Carsales.com Investments PTY LTD

On April 28, 2023, Santander Corretora de Seguros, Investimentos e Serviços S.A. (“Santander Corretora”) concluded the sale of shares representing 40% of the share capital of Webmotors S.A. (“Webmotors”) to Carsales.com Investments PTY LTD (“Carsales”) (“Operation”). With the conclusion of the Operation, Santander Corretora now holds 30% and Carsales holds 70% of the share capital of Webmotors.

Individual and Consolidated Financial Statements | June 30, 2024, |101

*Values expressed in thousands, except when indicated

30. Other information

a) Co-obligations and risks in guarantees provided to customers, recorded in clearing accounts, reached the value of R$66,676,768 (12/31/2023 - R$64,277,216) at the Bank and Consolidated.

b) The total value of investment funds under the management of the Santander Conglomerate is R$ 2,483,129 (12/31/2023 - R$ 11,871,919) and the total of investment funds managed is R$ 317,612,627 (12/31/2023 - R$291,736,828) recorded in clearing accounts.

c) Insurance in force on June 30, 2024, corresponding to coverage for fires, natural disasters and other risks related to properties, has a coverage value of R$ 9,214,986 (12/31/2023 - R$9,214,986) in Bank and Consolidated. In addition, at the Bank and Consolidated as of June 30, 2024, there are other policies in force to cover risks related to fraud, civil liability and other Assets in the amount of R$ 1,546,050 (12/31/2023 - R$1,546,050).

d) Between June 30, 2024 and December 31, 2023, there were no linked active operations and obligations for linked active operations.

e) Obligation Compensation and Settlement Agreements - Within the scope of CMN resolutions 3,263/2005 and 4,018/2011 - Banco Santander has an obligation compensation and settlement agreement within the scope of the National Financial System (SFN), signed with individuals and legal entities that are members or not from the SFN, resulting in greater guarantee of financial settlement, with the parties which have this type of agreement. These agreements establish that payment obligations to Banco Santander, arising from credit and derivative transactions, in the event of default by the counterparty, will be offset against Banco Santander's payment obligations to the counterparty.

f) Other Commitments - Banco Santander has two types of rental contracts: cancellable and non-cancellable. Cancellable properties are properties, mainly used as agencies, based on a standard contract, which can be canceled at will and includes the right to renew an option and readjustment clauses, falling within the concept of operational leasing. The total future minimum payments for non-cancelable operating leases are shown below:

	06/30/2024	12/31/2023
Up to 1 Year	525,818	582,294
Between 1 to 5 years	1,123,853	1,132,409
More than 5 Years	732,540	734,431
Total	2,382,210	2,449,134

Additionally, Banco Santander has contracts with an indefinite term, in the amount of R$676 (12/31/2023 - R$649) corresponding to the monthly rent of contracts with this characteristic. Operating lease payments, recognized as expenses in 2024, were in the amount of R$ 279,596 (2023 - R$326,745).

Rental contracts will be adjusted annually, in accordance with current legislation, with the highest percentage being in accordance with the variation in the General Market Price Index (IGPM). The lessee is guaranteed the right to unilaterally terminate these contracts, at any time, in accordance with contractual clauses and legislation in force.

g) Market value of Assets and Liabilities - Banco Santander classifies measurements at market value using the market value hierarchy that reflects the model used in the measurement process, and is in accordance with the following hierarchical levels:

Level 1: Determined based on public price quotations (unadjusted) in markets Assets for identical Assets and Liabilities, include public debt securities, shares and listed derivatives. Highly liquid bonds and securities with prices observable in an Assets market are classified at level 1. Most Brazilian Government Securities (mainly LTN, LFT, NTN-B and NTN-F), shares on the stock exchange were classified at this level and other securities traded on the Assets market. Derivatives traded on stock exchanges are classified at level 1 of the hierarchy.

Level 2: Derived from data other than quoted prices included in Level 1 that are observable to Assets or Liabilities, directly (as prices) or indirectly (derived from prices). When price quotations cannot be observed, Management, using its own internal models, makes its best estimate of the price that would be set by the market. These models use data based on observable market parameters as an important reference. The best evidence of the fair value of a financial instrument at initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions carried out with the same or similar instruments or can be measured using a valuation technique in which the variables used include only observable market data, mainly interest rates. These bonds and securities are classified at level 2 of the fair value hierarchy and are mainly composed of Public Securities (repo, LCI Cancellable and NTN) in a less liquid market than those classified at level 1. For derivatives traded over the counter, for the evaluation of financial instruments (basically swaps and options), observable market data is normally used, such as exchange rates, interest rates, volatility, correlation between indices and market liquidity. When pricing the financial instruments mentioned, the Black-Scholes model

Individual and Consolidated Financial Statements | June 30, 2024, |102

*Values expressed in thousands, except when indicated

methodology is used (exchange rate options, interest rate index options, caps and floors) and the present value method (discounting future values using curves market).

Level 3: They are derived from valuation techniques that include data for Assets or Liabilities that are not based on observable market variables (unobservable data). When there is information that is not based on observable market data, Banco Santander uses models developed internally, aiming to adequately measure the fair value of these instruments. At level 3, instruments with low liquidity are classified mainly. Derivatives not traded on an exchange and that do not have observable information in an active market were classified as level 3, and are composed, including exotic derivatives.

In Thousands of Reais				2024
Assets	Book Value	Maket Value	1	2	3

Interbank Liquidity Applications	121,388,577	121,388,577	10,522,542	103,229,400	7,636,635
Marketable securities	271,109,905	270,791,972	194,234,347	12,817,439	63,740,186
Derivative Financial Instruments	31,047,004	31,047,004	-	30,261,739	785,265
Credit Operations	450,798,015	449,727,104	-	-	449,727,104
Total	874,343,501	872,954,657	204,756,889	146,308,578	521,889,190

In Thousands of Brazilian Real				2023
Assets	Book Value	Maket Value	1	2	3

Interbank Liquidity Applications	113,860,885	113,860,885	13,779,369	91,886,844	8,194,673
Marketable securities	248,998,836	248,880,165	167,411,689	12,550,106	68,918,370
Derivative Financial Instruments	28,066,689	28,066,689	-	26,848,128	1,218,561
Credit Operations	427,599,259	427,516,527	-	-	427,516,527
Total	818,525,669	818,324,266	181,191,058	131,285,078	505,848,131

Below we present a comparison between the book values of the Bank's financial liabilities and their respective market values on June 30, 2024 and December 31, 2023:

In Thousands of Brazilian Real				2024
		Maket Value
Liabilities	Book Value		1	2	3

Deposits	497,074,286	497,093,625	-	-	497,093,625
Open Market Funding	143,563,428	143,580,321	-	143,580,321	-
Obligations for Loans and Transfers	108,464,542	108,464,542	-	-	108,464,542
Acceptance and Issuance Resources	150,973,043	152,457,825	-	-	152,457,825
Derivative Financial Instruments	28,421,908	28,421,908	-	27,753,342	668,566
Equity Eligible Debt Instruments	21,381,908	21,381,908	-	-	21,381,908
Total	949,879,115	951,400,129	-	171,333,663	780,066,466

In Thousands of Brazilian Real				2023
		Maket Value
Liabilities	Book Value		1	2	3

Deposits	475,701,951	475,680,352	-	-	475,680,352
Open Market Funding	134,793,745	134,815,044	-	134,815,044	-
Obligations for Loans and Transfers	89,635,879	89,635,879	-	-	89,635,879
Acceptance and Issuance Resources	149,203,270	148,380,735	-	-	148,380,735
Derivative Financial Instruments	25,606,801	25,606,801	-	24,692,540	914,261
Equity Eligible Debt Instruments	19,626,967	19,626,967	-	-	19,626,967
Total	894,568,613	893,745,778	-	159,507,584	734,238,194

Individual and Consolidated Financial Statements | June 30, 2024, |103

*Values expressed in thousands, except when indicated

h) Recurring/non-recurring results

						Bank
2024				2023
	Recurring Result	Non-Recurring Result	01/01 to 06/30/2024	Recurring Result	Non-Recurring Result	01/01 to 06/30/2023
Financial Intermediation Revenue	100,213,289	-	100,213,289	42,873,602	-	42,873,602
Financial Intermediation Expenses	(90,462,689)	-	(90,462,689)	(38,481,756)	-	(38,481,756)
Gross Result of Financial Intermediation	9,750,600	-	9,750,600	4,391,846	-	4,391,846
Other Operating Revenue (Expenses) (a)	(5,709,298)	(111,193)	(5,820,491)	(2,904,432)	(111,695)	(3,016,127)
Operational Result	4,041,302	(111,193)	3,930,109	1,487,414	(111,695)	1,375,719

Non-Operational Result (b)	46,055	1,929,980	1,976,035	69,813	-	69,813

Result before Taxation on Profit and Participations	4,087,357	1,818,787	5,906,144	1,557,227	(111,695)	1,445,532
Income Tax and Social Contribution (a)	1,850,479	(818,931)	1,031,548	3,454,043	49,786	3,503,829
Profit Sharing	(856,170)	-	(856,170)	(766,337)	-	(766,337)
Net Profit	5,081,666	999,856	6,081,522	4,244,933	(61,909)	4,183,024

					Consolidated
	2024			2023
	Recurring Result	Non-Recurring Result	01/01 to 06/30/2024	Recurring Result	Non-Recurring Result	01/01 to 06/30/2023
Financial Intermediation Revenue	106,230,492	-	106,230,492	49,301,544	-	49,301,544
Financial Intermediation Revenue	(90,373,274)	-	(90,373,274)	(37,843,486)	-	(37,843,486)
Gross Result of Financial Intermediation	15,857,218	-	15,857,218	11,458,058	-	11,458,058
Other Operational Income (Expenses) (a)	(9,215,695)	(169,434)	(9,385,129)	(8,114,931)	(188,796)	(8,303,727)
Operational Result	6,641,523	(169,434)	6,472,089	3,343,127	(188,796)	3,154,331

Non-Operational Result (b)	67,009	1,929,980	1,996,989	103,998	1,104,645	1,208,643

Result before Taxation on Profit and Participations	6,708,532	1,760,546	8,469,078	3,447,125	915,849	4,362,974
Income Tax and Social Contribution (a/b)	(221,179)	(792,722)	(1,013,901)	1,204,495	(291,097)	913,398
Profit Sharing	(1,192,926)	-	(1,192,926)	(1,014,159)	-	(1,014,159)
Minority Shareholders' Interests	(78,546)	-	(78,546)	(51,922)	-	(51,922)
Net Profit	5,215,881	967,824	6,183,705	3,585,539	624,752	4,210,291

(a) Amortization of goodwill on investment recognized as Other Operating Expenses in the amount before taxes of R$111,193 and R$169,434 (06/30/2023 R$ 111,695 and R$ 188,796) in the Bank and Consolidated respectively, with a net impact of taxes of R$61,633 and R$93,665 (06/30/2023 – R$ 61,909 and R$ 84,482).

(b) In 2024, effects of the results arising from the acquisition of Pluxee, as described in note 29.c, with a net impact of taxes on R$1,061,489 in the Bank and Consolidated. In 2023, results from the sale of 40% of Webmotors in accordance with 29.I.

Individual and Consolidated Financial Statements | June 30, 2024, |104

*Values expressed in thousands, except when indicated

31.	Subsequent Events

a)       Acquisition of participation and investment in América Gestão Serviços em Energia S.A.

On July 4, 2024, Santander Corretora de Seguros, Investimentos e Serviços (“Santander Corretora”) concluded, in compliance with the applicable precedent conditions, the operation for acquisition and investment in América Gestão Serviços em Energia S.A. (“América Energia”), so that it now holds 70% of the Company’s share capital.

b)       Acquisition of the remaining portion of Solution 4Fleet Consultoria Empresarial S.A.

On July 3, 2024, Aymoré Crédito, Financiamento e Investimento S.A. (“Aymoré”) – a wholly-owned subsidiary of Banco Santander (Brasil) S.A. – entered into, together with the minority shareholders of Solution 4Fleet Consultoria Empresarial S.A. (“S4F”), a determined Share Purchase and Sale Agreement to acquire 0.01641% of the share capital of S4F held by minority shareholders (“Operation”). As a result of the Operation, Banco Santander (Brasil) S.A. now indirectly holds 100% of S4F’ share capital.

c)       Distribution of Interest on Equity

The Board of Directors of Banco Santander, in a meeting held on July 10, 2024, presented a proposal from the Company's Executive Board, ad referendum of the Ordinary General Meetings to be held until August 9, 2024, respectively, for the declaration and the payment of Interest on Equity, in accordance with articles 17, item XVIII and 37, § 2 of the Company's Bylaws based on the results of the semester ended on June 30, 2024, in the gross amount of R$ 1,500,000,000.00 (one billion and five hundred million reais). Interest on Equity will be fully attributed to the mandatory dividends to be distributed by the Company for the 2024 financial year.

Individual and Consolidated Financial Statements | June 30, 2024, |105

*Values expressed in thousands, except when indicated

Composition of Management Bodies as of June 30, 2024.

Administrative Board

Deborah Stern Vieitas – Presidente (independent)

Jose Antonio Alvarez Alvarez – Vice-president

Deborah Patricia Wright – Counselor (independent)

Ede Ilson Viani - Counselor

José de Paiva Ferreira – Counselor (independent)

José Garcia Cantera – Counselor

Marília Artimonte Rocca - Counselor (independent)

Mario Roberto Opice Leão – Counselor

Cristiana Almeida Pipponzi – Counselor (independent)

Pedro Augusto de Melo - Counselor (independent)

Vanessa de Souza Lobato Barbosa - Counselor (independent)

Audit Committee

Pedro Augusto de Melo – Coordinator

Maria Elena Cardoso Figueira – Qualified Technical Member

Andrea Maria Ramos Leonel – Member

René Luiz Grande – Member

Risk and Compliance Committee

José de Paiva Ferreira – Coordinator

Deborah Stern Vieitas – Member

José Mauricio Pereira Coelho - Member

Jaime Leôncio Singer – Member

Sustainability Committee

Marília Artimonte Rocca – Coordinator

Álvaro Antônio Cardoso de Souza – Member

Vivianne Naigeborin - Member

Tasso Rezende de Azevedo – Member

Nomination and Governance Committee

Deborah Stern Vieitas – Coordinator

Deborah Patricia Wright – Member

Cristiana Almeida Pipponzi - Member

Jose Antonio Alvarez – Member

Compensation Committee

Deborah Patricia Wright – Coordinator

Deborah Stern Vieitas - Member

Luiz Fernando Sanzogo Giorgi – Member

Vanessa de Souza Lobato Barbosa - Member

Individual and Consolidated Financial Statements | June 30, 2024, |106

*Values expressed in thousands, except when indicated

Executive Board

Chief Executive Officer

Mario Roberto Opice Leão

Executive Vice President and Investor Relations Director

Gustavo Alejo Viviani

Executive Vice President Directors

Alessandro Tomao

Carlos José da Costa André

Ede Ilson Viani

Franco Raul Rizza

Germanuela de Almeida de Abreu

Luis Guilherme Mattoso de Oliem Bittencourt

Gilberto Duarte de Abreu Filho

Maria Elena Lanciego Perez

Maria Teresa Mauricio da Rocha Pereira Leite

Renato Ejnisman

Directors without Specific Designation

Adriana Marques Lourenço de Almeida

Alessandro Chagas Farias

Alexandre Teixeira de Araujo

Alexandre Guimarães Soares

Ana Paula Neves Granieri Domenici

Ana Paula Vitali Janes Vescovi

André Juaçaba de Almeida

Carlos Aguiar Neto

Celso Mateus De Queiroz

Cezar Augusto Janikian

Claudia Chaves Sampaio

Claudenice Lopes Duarte

Daniel Mendonça Pareto

Eduardo Alvarez Garrido

Eduardo Luis Sasaki

Enrique Cesar Suares Fragata Lopes

Flávia Davoli

Franco Luigi Fasoli

Geraldo José Rodrigues Alckmin Neto

Gustavo de Sousa Santos

Izabella Ferreira Costa Belisario

Jean Paulo Kambourakis

Juliana Improta Cury Simon

Leonardo Mendes Cabral

Luciana de Aguiar Barros

Marilize Ferrazza Santinoni

Murilo Setti Riedel

Paulo César Ferreira de Lima Alves

Paulo Fernando Alves Lima

Paulo Sérgio Duailibi

Rafael Abujamra Kappaz

Ramón Sanchez Santiago

Reginaldo Antonio Ribeiro

Ricardo Olivare de Magalhães

Richard Flavio Da Silva

Robson de Souza Rezende

Rogério Magno Panca

Sandro Kohler Marcondes

Sandro Mazerino Sobral

Sandro Rogério da Silva Gamba

Thomaz Antonio Licarião Rocha

Vanessa Alessi Manzi

Vítor Ohtsuki

Accountant

Camilla Cruz Oliveira de Souza – CRC Nº 1SP – 256989/O-0

Individual and Consolidated Financial Statements | June 30, 2024, |107

*Values expressed in thousands, except when indicated

Directors' Statement on the financial statements

For the purposes of complying with the provisions of article 27, § 1, item VI, of Instruction of the Securities and Exchange Commission (CVM) 80, of March 29, 2022, the members of the Executive Board of Banco Santander (Brasil) S.A. (Banco Santander ) declare that they discussed, reviewed and agreed with the Financial Statements prepared according to Banco Santander's BRGAAP criteria, relating to the quarter ended June 30, 2024, and the documents that compose them, being: Management Report, balance sheets, income statement, statements of comprehensive income, statement of changes in equity, statement of cash flows, statement of added value and explanatory notes, which were prepared in accordance with accounting practices adopted in Brazil, in accordance with Law No. 6,404, of December 14 of 1976 (Corporations Law), the rules of the National Monetary Council, the Central Bank of Brazil in accordance with the model of the Accounting Plan for Institutions of the National Financial System (COSIF) and other applicable regulations and legislation. The aforementioned Financial Statements and the documents that compose them were the subject of an unqualified report by the Independent Auditors and a recommendation for approval issued by the Bank's Audit Committee to the Board of Directors.

Members of the Banco Santander Executive Board on June 30, 2024:

Executive Board

Chief Executive Officer

Mario Roberto Opice Leão

Executive Vice President and Investor Relations Director

Gustavo Alejo Viviani

Executive Vice President Directors

Alessandro Tomao

Carlos José da Costa André

Ede Ilson Viani

Franco Raul Rizza

Germanuela de Almeida de Abreu

Luis Guilherme Mattoso de Oliem Bittencourt

Gilberto Duarte de Abreu Filho

Maria Elena Lanciego Perez

Maria Teresa Mauricio da Rocha Pereira Leite

Renato Ejnisman

Directors without Specific Designation

Adriana Marques Lourenço de Almeida

Alessandro Chagas Farias

Alexandre Teixeira de Araujo

Alexandre Guimarães Soares

Ana Paula Neves Granieri Domenici

Ana Paula Vitali Janes Vescovi

André Juaçaba de Almeida

Carlos Aguiar Neto

Celso Mateus De Queiroz

Cezar Augusto Janikian

Claudia Chaves Sampaio

Claudenice Lopes Duarte

Daniel Mendonça Pareto

Eduardo Alvarez Garrido

Eduardo Luis Sasaki

Enrique Cesar Suares Fragata Lopes

Flávia Davoli

Franco Luigi Fasoli

Geraldo José Rodrigues Alckmin Neto

Gustavo de Sousa Santos

Izabella Ferreira Costa Belisario

Jean Paulo Kambourakis

Juliana Improta Cury Simon

Leonardo Mendes Cabral

Luciana de Aguiar Barros

Marilize Ferrazza Santinoni

Murilo Setti Riedel

Paulo César Ferreira de Lima Alves

Paulo Fernando Alves Lima

Paulo Sérgio Duailibi

Rafael Abujamra Kappaz

Ramón Sanchez Santiago

Reginaldo Antonio Ribeiro

Ricardo Olivare de Magalhães

Richard Flavio Da Silva

Robson de Souza Rezende

Rogério Magno Panca

Sandro Kohler Marcondes

Sandro Mazerino Sobral

Sandro Rogério da Silva Gamba

Thomaz Antonio Licarião Rocha

Vanessa Alessi Manzi

Vítor Ohtsuki

Individual and Consolidated Financial Statements | June 30, 2024, |108

*Values expressed in thousands, except when indicated

Directors' Statement on the Independent Auditors' Report

For the purposes of complying with the provisions of article 27, § 1, item VI, of Instruction of the Securities and Exchange Commission (CVM) 80, of March 29, 2022, the members of the Executive Board of Banco Santander (Brasil) S.A. (Banco Santander ) declare that they discussed, reviewed and agreed with the Financial Statements prepared according to Banco Santander's BRGAAP criteria, relating to the quarter ended June 30, 2024, and the documents that comprise them, namely: Management Report, balance sheets, income statement , statements of comprehensive income, statement of changes in equity, statement of cash flows, statement of added value and explanatory notes, which were prepared in accordance with the accounting practices adopted in Brazil, in accordance with Law No. 6,404, dated 14 December 1976 (Corporations Law), the rules of the National Monetary Council, the Central Bank of Brazil in accordance with the model of the Accounting Plan for Institutions of the National Financial System (COSIF) and other applicable regulations and legislation. The aforementioned Financial Statements and the documents that compose them were the subject of an unqualified report by the Independent Auditors and a recommendation for approval issued by the Bank's Audit Committee to the Board of Directors.

Members of the Executive Board of Banco Santander on June 30, 2024:

Executive Board

Chief Executive Officer

Mario Roberto Opice Leão

Executive Vice President and Investor Relations Director

Gustavo Alejo Viviani

Executive Vice President Directors

Alessandro Tomao

Carlos José da Costa André

Ede Ilson Viani

Franco Raul Rizza

Germanuela de Almeida de Abreu

Luis Guilherme Mattoso de Oliem Bittencourt

Gilberto Duarte de Abreu Filho

Maria Elena Lanciego Perez

Maria Teresa Mauricio da Rocha Pereira Leite

Renato Ejnisman

Directors without Specific Designation

Adriana Marques Lourenço de Almeida

Alessandro Chagas Farias

Alexandre Teixeira de Araujo

Alexandre Guimarães Soares

Ana Paula Neves Granieri Domenici

Ana Paula Vitali Janes Vescovi

André Juaçaba de Almeida

Carlos Aguiar Neto

Celso Mateus De Queiroz

Cezar Augusto Janikian

Claudia Chaves Sampaio

Claudenice Lopes Duarte

Daniel Mendonça Pareto

Eduardo Alvarez Garrido

Eduardo Luis Sasaki

Enrique Cesar Suares Fragata Lopes

Flávia Davoli

Franco Luigi Fasoli

Geraldo José Rodrigues Alckmin Neto

Gustavo de Sousa Santos

Izabella Ferreira Costa Belisario

Jean Paulo Kambourakis

Juliana Improta Cury Simon

Leonardo Mendes Cabral

Luciana de Aguiar Barros

Marilize Ferrazza Santinoni

Murilo Setti Riedel

Paulo César Ferreira de Lima Alves

Paulo Fernando Alves Lima

Paulo Sérgio Duailibi

Rafael Abujamra Kappaz

Ramón Sanchez Santiago

Reginaldo Antonio Ribeiro

Ricardo Olivare de Magalhães

Richard Flavio Da Silva

Robson de Souza Rezende

Rogério Magno Panca

Sandro Kohler Marcondes

Sandro Mazerino Sobral

Sandro Rogério da Silva Gamba

Thomaz Antonio Licarião Rocha

Vanessa Alessi Manzi

Vítor Ohtsuki

Individual and Consolidated Financial Statements | June 30, 2024, |109

*Values expressed in thousands, except when indicated

Audit Committee Report

The Audit Committee of Banco Santander (Brasil) S.A. ("Santander"), lead institution of the Economic and Financial Conglomerate ("Conglomerate”), acts as single entity for all the institutions part of the Conglomerate, including those entities under the supervision of the Superintendence of Private Insurance - Susep.

According to its Charter, available on Santander´s Investors Relations website (www.ri.santander.com.br), the Audit Committee, among its attributions, advises the Board of Directors on the oversight of the reliability of the financial statements, its compliance with the applicable rules and legislation, the effectiveness and independence of the work performed by the internal and independent auditors, as well as on the effectiveness of the internal control system and operational risk management. Besides that, the Audit Committee also recommends amendments and improvements on policies, practices and procedures identified in the course of its duties, whenever deemed necessary.

The Audit Committee is currently composed of five independent members, elected according to resolution approved at the meeting of the Board of Directors held on May 02nd, 2024. It acts through meetings with executives, internal and independent auditors and specialists, conducts analyze based on the reading of documents, and information submitted to it, as well as taking initiatives in relation to other procedures deemed necessary. The Audit Committee's evaluations are primarily based on information received from Senior Management, internal and independent auditors and the areas responsible for monitoring internal controls and operational risks.

The Audit Committee's minutes and reports are regularly sent to the Board of Directors, through regular reports from the Committee coordinator at Board of Directors meetings.

With regard to its attributions, the Audit Committee performed the following activities:

I – Financial Statements

BrGaap - The Audit Committee reviewed the financial statements of Santander, confirming its adequacy. In this regard, it acknowledged the results recorded in the first semester ended in June 30, 2024, of the Company in BrGaap standard, in addition to the individual and consolidated Financial Statements.

The Audit Committee held meetings with the independent auditors and professionals responsible for the accounting and preparation of the financial statements, prior to their disclosure.

II – Internals Controls and Operational Risks Management

The Audit Committee received information and held meetings with the Executive Vice-Presidency of Risks (CRO) - including attending meetings of the Risk and Compliance Committee, whit the Executive Vice-Presidency of Technology and Operations, whit the Compliance Directorship and the relevant professionals responsible for the management, implementation and dissemination of the Conglomerate's internal controls and risk management culture and infrastructure. It also verified cases dealt by the “Canal Aberto” (Whistleblowing channel) and by the Information Security and Anti-Fraud areas. Such verifications were conducted in accordance with the current regulations.

III – Internal Audit

The Audit Committee met formally with the Chief Audit Officer and with other Internal Audit representatives on several occasions during the first semester of 2024, in addition to receiving the reports of the work performed, the reports issued and their respective conclusions and recommendations, highlighting (i) the recommendation of the Internal Audit Report of 2023 and the work plan of 2024 to the Board of Directors; (ii) the fulfillment of recommendations for improvements in areas which controls were considered "To be improved"; (iii) the results of the improvements applied to monitor and comply with the recommendations and their action plans for continuous progress; and (iv) meeting the demands of regulatory bodies. In several other occasions, Internal Audit professionals attended the meetings of the Audit Committee, providing expert information.

IV – Independent Audit

Regarding the Independent Audit work performed by PricewaterhouseCoopers Auditores Independentes ("PwC"), the Audit Committee met formally on several occasions in the first semester of 2024. At these meetings the following topics were highlighted: discussion of the work plan for 2024, discussions involving the financial statements for the semester ended June 30, 2023, accounting practices, the main audit matters (“PAA’s”) and eventual deficiencies and recommendations raised in the internal control report and the detailed report on the revision of “Allowance for Loan Losses”. The Audit Committee evaluated the proposals submitted by PwC for the performance of other services, in order to verify the absence of conflicts of interest or potential risk of loss of independence.

Individual and Consolidated Financial Statements | June 30, 2024, |110

*Values expressed in thousands, except when indicated

The Audit Committee met with KPMG Auditores Independentes (“KPMG”), responsible for the audit of Banco RCI Brasil S.A., member of the Conglomerate.

V - Ombudsman

In line with current regulations, it monitored the work carried out, which was presented to the Audit Committee, which discussed and evaluated it. In addition to the 2024 work report, the Committee also took note of the biannual report from the Ombudsman's Office, both from Santander and its affiliates, and from the Conglomerate companies that have their own Ombudsman's Office, for the semester ending on December 31, 2023.

VI - Regulatory Bodies

The Audit Committee monitors and acts on the results of the inspections and notes of regulatory and self-regulatory bodies and the respective measures adopted by management to comply with such notes, accompanies the new regulations and holds meetings with regulators, whenever requested. In the case of the Central Bank of Brazil, it holds regular meetings with the supervisors of the Banking Supervision Department - Desup and the Conduct Supervision Department - Decon.

VII – Others Activities

Besides the activities described above, as part of the work inherent to its attributions, the Audit Committee met with senior management and several areas of the Conglomerate, furthering its analysis, with emphasis on the following topics: (i) monitoring of regulatory capital; (ii) monitoring inspections report and notes from regulators, ongoing inspections and the correspondent action plans adopted to meet the requests; (iii) monitoring of cybersecurity themes; (iv) monitoring the ESG themes; (v) monitoring of topics related to conduct, PLD/CFT, KYC, policies and action plans for continuous improvements; (vi)monitoring of the activities of the customer relations department, its action plans and results; (vii) monitoring of tax, labor and civil litigation; (viii) review and approval of the Tax Credit Realization Technical Study; and (ix) monitoring of provisions and topics related to PCLD.

During the period, members of the Audit Committee also participated in training, lectures and programs on topics related to its activities, and on regulations of interest and impact to the Conglomerate.

VIII – Conclusion

Based on the work and assessments carried out, and considering the context and scope in which it carries out its activities, the Audit Committee concluded that the work carried out is appropriate and provides transparency and quality to the Financial Statements of Banco Santander (Brasil) S.A. for the semester ended in June 30, 2024, recommending their approvals by the Board of Directors of Santander.

São Paulo, July 23, 2024.

Audit Committee

Pedro Augusto de Melo – Coordinator

Maria Elena Cardoso Figueira – Financial Expert

René Luiz Grande

Andrea Maria Ramos Leonel

Luiz Carlos Nannini

Individual and Consolidated Financial Statements | June 30, 2024, |111
SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: August 1, 2024

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Gustavo Alejo Viviani
Gustavo Alejo Viviani Vice - President Executive Officer